As submitted confidentially to the Securities and Exchange Commission on December 19, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SCA Acquisition Holdings, LLC

to be converted as described herein to a corporation named

Sun Country Airlines Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4512	82-4092570
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2005 Cargo Road

Minneapolis, MN 55450

(651) 681-3900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eric Levenhagen, Esq.

General Counsel and Secretary

2005 Cargo Road

Minneapolis, MN 55450

(651) 681-3900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Brian M. Janson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3300	Eric Levenhagen, Esq. General Counsel and Secretary 2005 Cargo Road Minneapolis, MN 55450 (651) 681-3900	Michael Kaplan, Esq. Derek Dostal, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase, if any. See “Underwriting.”
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

SCA Acquisition Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the closing of this offering, SCA Acquisition Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Sun Country Airlines Holdings, Inc. as described in the section captioned “Corporate Conversion.” As a result of the Corporate Conversion, the common stockholders of SCA Acquisition Holdings, LLC will become holders of shares of Class A common stock of Sun Country Airlines Holdings, Inc. Except as disclosed in the prospectus included in this registration statement, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of SCA Acquisition Holdings, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of Class A common stock of Sun Country Airlines Holdings, Inc. are being offered by the prospectus included in this registration statement.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are not required to file our consolidated financial statements (and related financial information) for the historical 2017 annual fiscal period or any interim fiscal period for 2018 or 2019 because we plan to file our consolidated financial statements (and related financial information) for the fiscal year ended December 31, 2019 in the first public filing of this registration statement. While the 2017 annual consolidated financial statements (and related financial information) and 2018 and 2019 interim consolidated financial statements (and related financial information) are otherwise required by Regulation S-X, we believe that they will not be required to be included in this registration statement at the time of the first public filing.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 19, 2019

PROSPECTUS

Shares

Sun Country Airlines Holdings, Inc.

Class A Common Stock

This is the initial public offering of Sun Country Airlines Holdings, Inc., a Delaware corporation. We are offering     shares of Class A common stock.

We expect the public offering price to be between $             and $             per share. Prior to this offering, no public market exists for the shares. We intend to apply to list our Class A common stock on             under the symbol “SNCY.”

Following the completion of this offering and related transactions, certain investment funds managed by affiliates of Apollo Global Management, Inc. will continue to own a majority of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” under the corporate governance rules for             listed companies and will be exempt from certain corporate governance requirements of such rules. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock,” “Management—Controlled Company” and “Principal Stockholders.”

We are also an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.”

By participating in this offering, you are representing that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 21 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding the underwriters’ compensation and reimbursement of expenses.

The underwriters may also exercise their option to purchase up to an additional              shares from us at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock against payment on or about            , 2020.

The date of this prospectus is             , 2020

sun country airlines

sun country
Low fares. Nonstop.

GET
TO
GOING
NONSTOP AND AFFORDABLE LEISURE TRAVEL

COMFORTABLE GUEST EXPERIENCE

MEANINGFUL COMMUNITY PARTNERSHIPS

Sun Country
EXPANSIVE CHARTER OPERATIONS

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

We have not, and the underwriters have not, authorized any other person to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including             , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “Sun Country,” “Sun Country Airlines,” “Sun Country Connections,” “Sun Country Rewards,” “Sun Country Vacations,” “Get To Going,” “The Hometown Airline” and “UFLY,” as well as our signature “S” logo. This prospectus contains references to our trademarks, trade names and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

We include in this prospectus statements regarding factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, including those published by the United States Department of Transportation, as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

BASIS OF PRESENTATION

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” the “Issuer,” “Sun Country,” “we,” “us” and “our” refer, prior to the Corporate Conversion, to SCA Acquisition Holdings, LLC and its consolidated subsidiaries and, after the Corporate Conversion, to Sun Country Airlines Holdings, Inc. and its consolidated subsidiaries.

On April 11, 2018, MN Airlines, LLC (d/b/a Sun Country Airlines and now known as Sun Country, Inc.) was acquired by certain investment funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”). As a result of the change of control, the acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that our assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. Accordingly, the financial information provided in this prospectus is presented as “Predecessor” or “Successor” to indicate whether they relate to the period preceding the acquisition or the period succeeding the acquisition, respectively. Due to the change in the basis of accounting resulting from the acquisition, the consolidated financial statements for the Predecessor and Successor periods, included elsewhere in this prospectus, are not necessarily comparable.

All consolidated financial statements presented in this prospectus have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

ii

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” For definitions of certain industry terms used in this prospectus, see “—Glossary of Terms” beginning on page 18.

Overview

Sun Country Airlines is a Minnesota-based high-growth, low-cost air carrier focused on serving leisure passengers on flights throughout the United States and to destinations in Mexico, Central America, the Caribbean and Canada. Sun Country Airlines represents a new breed of hybrid carrier. We operate an agile network consisting of our core scheduled service business and our synergistic and profitable charter business. Our unique model dynamically deploys shared aircraft and flight crews across our service lines to generate superior returns and high margins. We optimize capacity allocation by market, time of year, day of week and line of business by shifting flying to markets during periods of high demand and away from markets during periods of low demand with far greater frequency than other airlines. The only carrier in the United States that flies a similar flexible network to us is Allegiant Travel Company, but Allegiant flies to different markets than we do with a basic product, smaller charter business and limited ticket distribution network through its website. Our model includes many of the low-cost structure characteristics of ultra low-cost carriers, or ULCCs (which include Allegiant Travel Company, Spirit Airlines and Frontier Airlines), such as an unbundled product, point-to-point service and a single-family fleet of Boeing 737-NG aircraft, which allow us to maintain a cost base comparable to these ULCCs. However, we offer an elevated product that we believe is superior to the ULCCs and consistent with that of low-cost carriers, or LCCs (which include Southwest Airlines and JetBlue Airways). For example, our product includes more legroom, free beverages, in-flight entertainment and in-seat power, none of which are offered by the ULCCs. The combination of our agile “peak demand” network with our elevated consumer product allows us to generate higher total revenue per available seat mile, or TRASM, than ULCCs while maintaining lower cost per available seat mile, or CASM, excluding fuel than LCCs.

In April 2018, we were acquired by the Apollo Funds. Since the acquisition, we have transformed our business under a new management team of seasoned professionals who have a strong combination of low-cost and legacy network airline experience. We have redesigned our network to focus our flying on peak demand opportunities at both our Minneapolis/St. Paul, or MSP, hub and our growing network of non-MSP point-to-point markets, which has supported a         % increase in passengers from 2017 to 2019. We have greatly expanded our ancillary products and services, increasing average ancillary revenue per scheduled service passenger by over         % from 2017 to 2019. Since 2017, management has taken actions to reduce our cost basis by approximately $34 million on an annual basis, contributing to a reduction in CASM excluding fuel of over         % between 2017 and 2019. We have invested over $115 million in new aircraft, new interiors, IT systems and other growth-oriented capital expenditure projects since the beginning of 2017. In June 2019, we introduced a new website and replaced our reservation and distribution system with the Navitaire system, which has lowered our selling costs, increased the proportion of our bookings that are made directly through our website and simplified the process of buying tickets and changing flight details post-purchase. We believe that these investments have positioned us to profitably grow our business in the long term and that our period of heavy investment in transformative capital spending is behind us for the foreseeable future.

Our network transformation has focused on increasing routes flown while allocating our assets to the most profitable lines of flying. We concentrate scheduled service trips during the highest yielding months of the year

and days of the week, and we allocate aircraft to charter service when it is more profitable to do so. As a result, in 2019 only         % of our routes were daily year-round, compared to an average of         % among mainline U.S. passenger airlines. Although this scheduling approach produces lower fleet utilization than most of our peers, it generates significantly higher TRASM. In addition to network changes, we have invested in new aircraft interiors, including the removal of a legacy first class section and the replacement of older seats on all of our 737-800 aircraft with new comfortable, full-recline seats. We have increased the average seat count on our 737-800s from 162 to 186 while still offering an average pitch, defined as the distance from the back of a seat to the back of the seat directly in front of it, of 31 inches, which is comparable legroom to Southwest Airlines and greater legroom than all of our ULCC competitors. We have also installed in-seat power and provide complimentary in-flight entertainment streamed to passengers’ devices, features that are comparable to those offered by our LCC competitors and that are not offered by any of our ULCC competitors, providing our passengers with a preferred onboard experience. As part of our transformation, we have greatly increased our level of ancillary product sales, which consist of baggage fees, seat assignment fees and other fees. Our dynamic scheduling strategy, preferred product and focus on ancillary revenue generation have allowed us to produce unit revenue, as measured by TRASM, of              cents for the year ended December 31, 2019, which is comparable to LCCs and higher than ULCCs.

Our business transformation has also focused heavily on unit cost reduction. We have achieved cost savings by renegotiating certain key contracts and agreements, outsourcing certain functions to third-party service providers, reducing the cost of our fleet through more efficient aircraft sourcing and financing, staffing efficiencies and other cost-saving initiatives. As a result of these savings and the seat densification of our aircraft, our CASM excluding fuel has decreased from 7.79 cents for the year ended December 31, 2017 to          cents for the year ended December 31, 2019. Our CASM excluding fuel is comparable to ULCCs and lower than LCCs despite us flying a lower utilization network. We believe that we are well-positioned to continue reducing our unit costs as we grow through ongoing strategic initiatives and realize greater economies of scale. In addition, low cost, leisure focused business models similar to ours have been more resilient during economic downturns compared to business models adopted by legacy carriers.

Our transformation has resulted in rapid growth and significant improvements to our financial results. From 2017 to 2019, our average fleet count has increased from 23.4 to          aircraft, our available seat miles have increased by approximately         % and our revenue has increased by approximately         %. In 2019, our total revenue was approximately $         million, our net income was approximately $         million, our Adjusted Net Income was approximately $         million, our Adjusted EBITDAR was approximately $         million and we had positive free cash flow, which we define as operating cash flow minus capital expenditures.

Our New Contract with Amazon

On December 13, 2019, we signed a six-year contract (with two, two-year extension options, for a maximum term of 10 years) with Amazon.com Services, Inc. (together with its affiliates, “Amazon”) to provide them with air cargo services (the “ATSA”). Flying under the ATSA is expected to begin in the second quarter of 2020 and be fully ramped up by the fourth quarter of 2020, at which point Amazon will have up to 10 Boeing 737-800 cargo aircraft flown by Sun Country.

Our Competitive Strengths

We believe that the following key strengths allow us to compete successfully within the U.S. airline industry.

Agile “Peak Demand” Scheduling Strategy. We flex our capacity by day of the week, month of the year and line of business to capture what we believe are the most profitable flying opportunities available from both our MSP home market and our growing network of non-MSP markets. As a result, our route network varies widely throughout the year. For the year ended December 31, 2019, we flew approximately         % more of our

capacity during our top 100 peak demand days of the year as compared to the remaining days of the year. For 2019, our average fare was approximately         % higher on our top 100 peak demand days as compared to the remaining days of the year. In 2019, only         % of our routes were daily year round, compared to         % for Frontier Airlines,         % for Allegiant Travel Company,         % for Spirit Airlines and         % for Southwest Airlines. The following charts demonstrate that our schedule is highly variable by day of week and month of the year.

In addition to shifting aircraft across our network by season and day of week, we also shift between our scheduled service and charter businesses to maximize the return on our assets. We regularly schedule our fleet using what we refer to as “Power Patterns,” which involves scheduling aircraft and crew on trips that combine scheduled service and charter legs, dynamically replacing what would be lower margin scheduled service with charter opportunities. Our agility is supported by our variable cost structure and the cross utilization of our people and assets between lines of business. We believe that the synergies to be gained from cross utilization will increase when we begin servicing the Amazon cargo business in the second quarter of 2020 because our pilots will interchangeably be scheduled between scheduled service, charter and cargo flights. Our agile peak demand strategy allows us to generate higher TRASM by focusing on days with stronger demand.

Tactical Mid-Life Fleet with Flexible Operations. We maintain low aircraft ownership costs by purchasing mid-life Boeing 737-800 aircraft, which have a lower purchase price than comparable new Boeing 737 aircraft. Lower ownership costs allow us to maintain lower unit costs at lower levels of utilization. This allows us to concentrate our flying during periods of peak demand, which generates higher TRASM. In 2019, we flew our aircraft an average of          hours per day, which is the lowest among major U.S. airlines other than Allegiant Travel Company, which flies a similar low utilization model, albeit serving smaller markets. Our single family aircraft fleet also has operational and cost advantages, such as allowing for optimization of crew scheduling and training and lower maintenance costs. Our fleet is highly reliable and we have a demonstrated ability to maintain our high completion factor during harsh weather conditions. For the twelve months ended September 30, 2019, we had a completion factor of 99.8% across our system, which is higher than ULCCs or LCCs, despite our cold weather Minneapolis home base.

Superior Low-Cost Product and Brand. We have invested in numerous projects to create a well-regarded product and brand that we believe is superior to ULCCs while maintaining lower fares than LCCs and larger full service carriers. Some of the reasons that we believe we have a superior brand include:

Our Cabin Experience. We have replaced all of our 737-800 seats with new state-of-the art seats that fully recline and have full size tray tables. Our new seats have an average pitch of 31 inches, giving our customers comparable legroom to Southwest Airlines and greater legroom than all ULCCs in the United States. We also added seat-back power, complimentary in-flight entertainment and free beverages to improve the overall flying experience for our customers. Such amenities are comparable to those offered on our LCC competitors and are not available on any ULCCs in the United States.

Our Digital Experience. We have significantly improved the buying experience for our customers. We overhauled our passenger service system and transitioned to Navitaire, the premier passenger service system in the United States. Navitaire has decreased our overall website session length, decreased mobile bounce and increased our overall conversion rate. The transition to Navitaire has been one of our most important initiatives, improving the Sun Country customer experience, making our website booking more seamless, allowing us to create a large customer database and supporting ancillary revenue growth.

In addition to our product, we believe that our brand is well recognized and well regarded in the markets that we serve. Based on a management study conducted in the fourth quarter of 2019, respondents that had a preference said they would rather fly Sun Country Airlines than Allegiant Travel Company by a margin of 79% to 21%, would rather fly Sun Country Airlines than Frontier Airlines by a margin of 77% to 23% and would rather fly Sun Country Airlines than Spirit Airlines by a margin of 81% to 19%.

Competitive Low Cost Structure. Our transformation initiatives have reduced our unit costs significantly and have positioned us well for future growth. Since 2017, management has taken actions to reduce our cost basis by approximately $34 million on an annual basis and has initiatives in place to generate an additional $10 million of cost savings going forward. Our completed and ongoing cost savings efforts include the outsourcing of Minneapolis station handling, renegotiation of our component maintenance agreement, fuel savings initiatives, catering cost reductions, renegotiation of distribution contracts and various other initiatives. Our CASM excluding fuel has declined from 7.79 cents for the year ended December 31, 2017 to          cents for the year ended December 31, 2019. We are also focused on continuous cost rationalization and identifying potential redundancies or inefficiencies in our operations. We believe that our unique business model and strategy positions us well to maintain and improve our CASM despite having lower utilization rates than most of our peers.

Strong Position in Our Profitable MSP Home Market. We have been based in the Minneapolis-St. Paul area since our founding over 35 years ago, where our brand is well-known and well-liked. We are the largest low-cost carrier at MSP, which is our largest base, and the second largest airline based on ASMs after Delta Air Lines, which primarily serves business and connecting traffic customers, while we primarily serve leisure customers. Excluding Delta Air Lines, we have nearly twice the capacity, as measured by ASMs, of any other competitor at MSP. However, our seat share at MSP is still meaningfully lower than Spirit Airline’s seat share in Fort Lauderdale and Frontier Airline’s seat share in Denver, and we believe there is significant room for us to grow in MSP through further market stimulation. We fly out of Terminal 2, which we believe is preferred by many flyers because of its smaller layout, shorter security wait times, close parking relative to check-in and full suite of retail shops. We currently utilize 8 of the 14 gates in Terminal 2. As a result of our focus on flying during seasonal peak periods, our well regarded brand and product and our strong position in Minneapolis, we enjoy a TRASM premium at MSP. We believe MSP is among the most profitable LCC bases in the United States and we believe we generate higher TRASM in MSP than any ULCC in the United States in its primary base.

Synergistic and Profitable Charter Business. From 2017 through 2019, we have grown our charter revenue by approximately         % while providing charter services to over 275 destinations in 25 countries across the world. Our charter business has several favorable dynamics including a large repeat customer base, stable demand and the ability to pass through certain costs, including fuel. Our diverse charter customer base includes casino operators, the U.S. Department of Defense, college sports teams and professional sports teams. We are the primary air carrier for the NCAA Division I National Basketball Tournament (known as “March Madness”) and we flew over 100 college sports teams during 2019. Our charter business includes ad hoc, repeat, short-term and long-term service contracts (with pass through fuel arrangements and annual rate escalation) and most of our business is non-cyclical as the U.S. Department of Defense and sports teams still fly during economic downturns and our casino contracts are long-term in nature. Additionally, our stable and growing charter business complements seasonal and day-of-week focused scheduled passenger service by allowing us to optimize our aircraft scheduling and crew to the most profitable flying opportunities. In general, charter available seat miles are high in fall months when scheduled service operations are less favorable.

Seasoned Management Team. As part of our transformation, we recruited a seasoned management team with decades of experience in aviation at some of the largest and most successful airlines in the world. Our Chief Executive Officer, Jude Bricker, joined Sun Country Airlines in 2017 and has over 15 years of experience in the aviation industry, including serving as the Chief Operating Officer of Allegiant Travel Company from 2015 to 2017, at which point it was a public company. Our President and Chief Financial Officer, Dave Davis, joined Sun Country in 2018 and has over 20 years of experience in the aviation industry, including previously serving as the Chief Financial Officer at Northwest Airlines and US Airways, which were both public companies. Other members of our management team have worked at airlines such as American Airlines, Delta Air Lines, Northwest Airlines and US Airways.

Our Growth Strategy

Over the past two years, we have transformed our business to establish the infrastructure to support significant profitable growth going forward. Our main initiatives have included:

•	Network. We launched new markets and developed a repeatable network growth strategy. Our network strategy is expected to support passenger fleet growth to approximately 50 aircraft by the end of 2023.

•	Fleet. We restructured our fleet with a focus on ownership of Boeing 737-800s with no planned lease redeliveries prior to 2024, allowing us to focus on growth with low capital commitments.

•

Customer. We rebranded the airline around a leisure product with a significant ancillary revenue component. With the product transition complete, we can focus on stimulating demand in current and new markets and delivering a high quality travel experience.

•	Culture. We installed a new management team with a cost-conscious ethos, which included moving our headquarters into a hangar at MSP.

•	Operations. Through our transformation, we have maintained high standards of operational performance, including a 99.8% completion factor for the twelve months ended September 30, 2019.

We believe our initiatives have provided us with a unique platform to continue to profitably grow our business. Key elements of our growth strategy include:

Expand our “Peak Demand” Flying in Minneapolis and Beyond. We intend to continue to grow our network profitably both from MSP and on new routes outside of MSP by focusing on seasonal markets and day of the week flying during periods of peak demand. We have expanded our network from 46 routes in 2017 to 98 routes currently planned for 2020, including expanding our routes that neither originate nor terminate in MSP from 5 routes in 2017 to 42 routes planned for 2020. We have expanded our operations aggressively in recent years, in part because we are able to efficiently redeploy assets. Furthermore, the reduction in our unit costs has expanded the number of markets that we can profitably serve. We have identified over 250 new market opportunities. We have a successful history of opening and closing stations to meet seasonal demand. Our future network plans include growing our network at our hub in Minneapolis to full potential, including adding frequencies on routes we already serve and adding new routes to leverage our large, loyal customer base in the area. Our long term strategic plans have identified potential growth opportunities at MSP alone of 10 to 12 aircraft by the end of 2023.

We have also been rapidly growing, and will continue to grow, outside of MSP. Our customer friendly low fares have been well received in the upper Midwest and in large, fragmented markets elsewhere that we can profitably serve on a seasonal and/or day-of-week basis. Our upper Midwest growth is focused on cold to warm weather leisure routes from markets similar to Minneapolis, such as Madison, Wisconsin. Additionally, we have been adding capacity on large leisure trunk routes on a seasonal basis during periods when demand is high. Examples of such routes include Los Angeles to Honolulu and Dallas to Mexican beach destinations during the summer months. Our business model is ideally suited to seasonally serve these routes, which are highly profitable because fares are elevated during the months in which we fly them. Our long term strategic plans have identified potential growth opportunities outside of MSP of 5 to 8 aircraft, as well as an additional 3 to 4 aircraft to support our charter operations, in each case, by the end of 2023.

Continue to Increase Our Margins and Free Cash Flows. Since December 31, 2017, we have reduced our CASM excluding fuel from 7.79 cents to          cents, a level comparable to ULCCs. When combined with our TRASM, which remains comparable to LCCs and higher than ULCCs, we generate highly competitive margins. Since 2017, management has taken actions to reduce our cost basis by approximately $34 million on an annual basis and has initiatives in place to generate an additional $10 million of cost savings going forward. Our completed and ongoing cost savings initiatives include outsourcing of Minneapolis station handling, reworking of spare parts agreements, fuel savings initiatives, catering cost reductions, renegotiation of distribution contracts and various other initiatives. Our period of heavy investment in fleet renewal and transformative capital expenditures is largely behind us. As a result, we expect improvements in profit margins and free cash flow to support growth in the years ahead.

Grow Our New Amazon Business. On December 13, 2019, we signed a new six-year contract (with two, two-year extension options, for a maximum term of 10 years) with Amazon to provide air cargo transportation services with agreed pricing. Amazon will supply the aircraft and bear directly or reimburse us for certain operating expenses, including fuel and heavy maintenance. The aircraft will fly under our air carrier operating certificate and we will supply the crew, maintenance and insurance for the aircraft, all expenses that are well understood by us. Amazon has agreed to pay a fixed monthly fee per aircraft as well as a set rate per block hour flown. Flying is expected to begin in the second quarter of 2020 and be fully ramped up by the fourth quarter of 2020, at which point we will operate 10 cargo aircraft under the ATSA. We also expect that the Amazon operations will complement our core scheduled passenger business.

Our Route Network

During 2019, we served             airports throughout the United States, Mexico, Central America and the Caribbean. The map below represents our current network, including routes currently flown and offered for sale.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

•	changes in economic conditions;

•	the price and availability of aircraft fuel and our ability to control other costs;

•	threatened or actual terrorist attacks or security concerns;

•	the ability to operate in an exceedingly competitive industry;

•	factors beyond our control, including air traffic congestion, adverse weather, federal government shutdowns, aircraft-type groundings or increased security measures;

•	the ability to realize the anticipated strategic and financial benefits of the ATSA with Amazon;

•	any restrictions on or increased taxes applicable to charges for ancillary products and services; or

•	our concentration in the Minneapolis-St. Paul market.

Our Relationship with Apollo

Founded in 1990, Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, San Diego, Houston, Bethesda, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong, Shanghai and Tokyo. Apollo had assets under management of approximately $323 billion as of September 30, 2019 in credit, private equity and real assets funds invested across a core group of nine industries where Apollo has considerable knowledge and resources.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act,” enacted in April 2012. As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

•	exemption from the auditor attestation requirement in the assessment on the effectiveness of our internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (United States), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” if we have $1.07 billion or more in total annual gross revenues during our most recently completed fiscal year, if we become a “large accelerated filer” with a market capitalization of $700 million or more, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period to such date.

We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from the auditor attestation requirement in the assessment on the effectiveness of our internal control over financial reporting. In addition, while we have elected to avail ourselves of the exemption to adopt new or revised accounting standards until those standards apply to private companies, we are permitted and have elected to early adopt certain new or revised accounting standards for which the respective standard allows for early adoption. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies.

In addition, upon the closing of this offering, we will be a “controlled company” within the meaning of the              corporate governance standards because more than 50% of the voting power of our outstanding common stock will be owned by the Apollo Funds. For further information on the implications of this distinction, see “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock” and “Management—Controlled Company.”

Corporate Conversion

We currently operate as a Delaware limited liability company under the name SCA Acquisition Holdings, LLC. Prior to the closing of this offering, SCA Acquisition Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Sun Country Airlines Holdings, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.

In connection with the Corporate Conversion, all of the outstanding equity interests of SCA Acquisition Holdings, LLC, which historically are denominated as shares of common stock that we refer to as “SCA common stock,” will be converted into an aggregate of          shares of our Class A common stock, all of the outstanding warrants to purchase shares of SCA common stock will be converted into warrants to purchase an aggregate of          shares of our Class A common stock and all of the outstanding options to purchase shares of SCA common stock will be converted into options to purchase an aggregate of          shares of Class A common stock, with exercise prices for the warrants and options appropriately adjusted. In addition, we will issue one share of Class B common stock to one of the Apollo Funds. The holder of our one share of Class B common stock will be entitled to a number of votes equal to the number of shares of Class A common stock issuable upon the full exercise of the outstanding Apollo Warrants at such time. See “Description of Capital Stock.”

In connection with the Corporate Conversion, Sun Country Airlines Holdings, Inc. will continue to hold all property and assets of SCA Acquisition Holdings, LLC and will assume all of the debts and obligations of SCA Acquisition Holdings, LLC. Sun Country Airlines Holdings, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in the section captioned “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of directors of SCA Acquisition Holdings, LLC will become the members of the board of directors of Sun Country Airlines Holdings, Inc., and the officers of SCA Acquisition Holdings, LLC will become the officers of Sun Country Airlines Holdings, Inc.

Corporate Information

We were organized under the laws of the State of Delaware as a limited liability company on December 8, 2017 and will be converted to a corporation under the laws of the state of Delaware prior to closing of this offering as part of the Corporate Conversion. Our principal executive offices are located at 2005 Cargo Road, Minneapolis, MN 55450. Our telephone number is (651) 681-3900. Our website is located at https://www.suncountry.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our Class A common stock.

The Offering

By participating in this offering, you are representing that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”

Issuer	Sun Country Airlines Holdings, Inc.

Class A common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full as described below).

Option to purchase additional shares

We have granted the underwriters an option to purchase up to an additional              shares from us. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Class A common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Votes per share of Class A common stock	One vote per share.

Total voting power of Class A common stock outstanding after giving effect to this offering	%.

Class B common stock outstanding after giving effect to this offering	One share.

Votes per share of Class B common stock

Upon completion of this offering,             votes, which is equivalent to the number of shares of Class A common stock issuable upon the full exercise of the outstanding Apollo Warrants at such time. The amount of votes per share of Class B common stock will decrease as the Apollo Warrants are exercised. See “Description of Capital Stock—Common Stock.”

Total voting power of Class B common stock outstanding after giving effect to this offering	%.

Apollo Warrants to purchase Class A common stock outstanding after giving effect to this offering

The Apollo Funds will own warrants to purchase an aggregate of                      shares of Class A common stock at an exercise price of $0.01 per share, which amount excludes warrants to purchase                      shares of Class A common stock that will be exercised in connection with this offering. See “Description of Capital Stock—Warrants—Apollo Warrants.”

2019 Warrants to purchase Class A common stock outstanding after giving effect to this offering

Amazon will own warrants to purchase an aggregate of                      shares of Class A common stock at an exercise price of $         per share, approximately     % of which have vested. See “Description of Capital Stock—Warrants—2019 Warrants.”

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $         million (or approximately $          million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions, based on an assumed initial offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus).

We currently expect to use approximately $         million of the proceeds from this offering to pay fees and expenses in connection with this offering, which include legal and accounting fees, SEC and FINRA registration fees, printing expenses, and other similar fees and expenses. We intend to use any remaining proceeds for general corporate purposes. See “Use of Proceeds” for additional information.

Controlled company	Upon completion of this offering, the Apollo Funds will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of , including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company.”

Dividend policy	We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our Class A common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors. See “Dividend Policy.”
Listing	We intend to apply to list our Class A common stock on the under the symbol “SNCY.”

Risk Factors	You should read the section titled “Risk Factors” beginning on page 21 of, and the other information included in, this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our Class A common stock.

Except as otherwise indicated, all of the information in this prospectus:

•	assumes the completion of the Corporation Conversion;

•	assumes an initial public offering price of $ per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of Class A common stock in this offering;

•

assumes the exercise of outstanding Apollo Warrants for                     shares of Class A common stock in connection with this offering. Following this offering, Apollo Warrants to purchase an aggregate of          shares of Class A common stock will remain outstanding. The exercise of the Apollo Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners”;

•

assumes no exercise of the 2019 Warrants to purchase an aggregate of                      shares of Class A common stock, approximately     % of which have vested. As is the case for investment in our company generally, the exercise of the 2019 Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners”;

•

does not reflect an additional                     shares of Class A common stock reserved for future grant under our new equity incentive plan (the “Omnibus Equity Plan”). See “Executive Compensation—Equity Compensation Plans—2020 Omnibus Incentive Plan”; and

•

does not reflect     shares of Class A common stock that may be issued upon the exercise of stock options outstanding as of the consummation of this offering under the SCA Acquisition Holdings, LLC Equity Incentive Plan (the “SCA Acquisition Equity Plan”). The following table sets forth the outstanding stock options under the SCA Acquisition Equity Plan as of December 31, 2019 (assuming the completion of the Corporate Conversion):

	Number of Options(1)	Weighted-Average Exercise Price Per Share
Vested stock options (time-based vesting)		$
Unvested stock options (time-based vesting)		$
Unvested stock options (performance-based vesting)		$

(1)	Upon a holder’s exercise of one option, we will issue to the holder one share of Class A common stock.

Summary Consolidated Financial and Operating Information

The following tables present our summary consolidated financial and operating information for the periods indicated. We have derived the summary historical consolidated statement of operations data for the year ended December 31, 2019 and for the periods January 1, 2018 through April 10, 2018 (Predecessor) and April 11, 2018 through December 31, 2018 (Successor) from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our summary historical consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus.

Our combined statement of operations data for the year ended December 31, 2018, which we refer to as the Combined 2018 period, represent the mathematical addition of the Predecessor period from January 1, 2018 through April 10, 2018 and the Successor period from April 11, 2018 to December 31, 2018. This combination does not comply with GAAP, but is presented because our core operations continued throughout 2018 and we believe it provides the most meaningful comparison of our results. This combined data is presented for supplemental purposes only and (1) may not reflect the actual results we would have achieved absent the acquisition, (2) may not be predictive of future results of operations and (3) should not be viewed as a substitute for the financial results of the Successor and Predecessor presented in accordance with GAAP. The significant differences in accounting for the Successor period as compared to the Predecessor period, which were established as part of our acquisition by the Apollo Funds, are in (1) aircraft rent, due to the over-market liabilities related to unfavorable terms of our existing aircraft leases and maintenance reserve payments, which will be amortized on a straight-line basis as a reduction of aircraft rent over the remaining life of each lease, (2) maintenance expenses, due to recognizing a liability (or contra-asset) that will offset expenses for maintenance events incurred by the Successor but paid for by the Predecessor and (3) depreciation and amortization, due to the recognition of our property and equipment and other intangible assets at fair value at the time of the acquisition, which will be amortized through depreciation and amortization on a straight-line basis over their respective useful lives. The following summary consolidated financial and operating information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands, except per share data)
Statement of Operations Data:
Operating Revenues:
Passenger	$	$335,824	$172,897	$508,721
Other		49,107	24,555	73,662

Total Operating Revenue		384,931	197,452	582,383

Operating Expenses:
Aircraft Fuel		119,553	45,790	165,343
Salaries, Wages, and Benefits		90,263	36,964	127,227
Aircraft Rent(1)		36,831	28,329	65,160
Maintenance(2)		15,491	9,508	24,999
Sales and Marketing		17,180	10,854	28,034
Depreciation and Amortization(3)		14,405	2,526	16,931
Ground Handling		23,828	8,619	32,447
Landing Fees and Airport Rent		25,977	10,481	36,458

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands, except per share data)
Special Items, net	$	$(6,706)	$271	$(6,435)
Other Operating, net		40,877	17,994	58,871

Total Operating Expenses		377,699	171,336	549,035

Operating Income		7,232	26,116	33,348

Non-operating Income (Expense):
Interest Income		258	96	354
Interest Expense		(6,060)	(339)	(6,399)
Other, net		(1,636)	37	(1,599)

Total Non-operating Expense		(7,438)	(206)	(7,644)

Income (Loss) before Income Tax		(206)	25,910	25,704

Income Tax Expense		161	—	161

Net Income (Loss)	$	$(367)	$25,910	$25,543

Net Income (Loss) per share to common stockholders:
Basic and diluted	$	$(0.15)	$0.26

Weighted average shares outstanding:
Basic and diluted		2,472	100,000

Pro forma Net Income (Loss) per share to common stockholders(4):
Basic and diluted
Pro forma weighted average shares outstanding:
Basic and diluted

(1)

Aircraft Rent expense for the Successor period is reduced due to amortization of a liability representing lease rates and maintenance reserves which were higher than market terms of similar leases at the time of our acquisition by the Apollo Funds. This liability was recognized at the time of the acquisition and is being amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease. See Note 2 and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(2)

Maintenance expense for the Successor period is reduced due to recognizing a liability (or contra-asset) to represent the Successor’s obligation to perform planned maintenance events paid for by the Predecessor on leased aircraft at the date of our acquisition by the Apollo Funds. The liability (or contra-asset) is recognized as a reduction to Maintenance expense as reimbursable maintenance events are performed and maintenance expense is incurred. See Note 2 and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(3)

Depreciation and amortization expense increased in the Successor period due to higher fair values for certain acquired assets and to the amortization of definite-lived intangible assets. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(4)

See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted pro forma net income (loss) per share to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

As of December 31, 2019
	Actual	Pro forma(1)	Pro forma as adjusted(2)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$	$
Total assets
Long-term debt and finance leases, including current portion
Total stockholders’ (deficit) equity

(1)

The pro forma consolidated balance sheet data gives effect to: (i) the Corporate Conversion and the filing and effectiveness of our certificate of incorporation, which will be in effect immediately prior to the completion of this offering, and (ii) the exercise of          outstanding Apollo Warrants for          shares of Class A common stock in connection with this offering. Following this offering, Apollo Warrants to purchase an aggregate of          shares of Class A common stock will remain outstanding and 2019 Warrants to purchase an aggregate of          shares of Class A common stock, approximately     % of which have vested, will remain outstanding. As is the case for investment in our company generally, the exercise of the Apollo Warrants and 2019 Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”

(2)

The pro forma as adjusted balance sheet data gives further effect to this offering and the application of the net proceeds of this offering as of December 31, 2019 as described under “Use of Proceeds.”

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands)
Non-GAAP Financial Data:
Adjusted Net Income(1)	$	$(5,871)	$26,181	$20,310
Adjusted EBITDAR(1)		49,688	57,279	106,967

(1)

Adjusted Net Income and Adjusted EBITDAR are non-GAAP measures and are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted Net Income and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted Net Income and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; Adjusted EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; Adjusted EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; Adjusted Net Income and Adjusted EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDAR does not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted Net Income and Adjusted EBITDAR differently than we do, limiting each measure’s usefulness as a comparative measure. Because of these limitations Adjusted Net Income and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by finance lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of Adjusted Net Income and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of net income, including Adjusted Net Income and Adjusted EBITDAR, as presented may not be directly comparable to similarly titled measures presented by other companies. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reasons, each of Adjusted Net Income and Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

The following table presents the reconciliation of Net Income to Adjusted Net Income for the periods presented below.

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands)
Adjusted Net Income reconciliation:
Net income	$	$(367)	$25,910	$25,543
Special items, net(a)		(6,706)	271	(6,435)
Gain on asset transactions, net		(811)	—	(811)
Stock compensation expense		373	—	373
Income tax effect of adjusting items, net(b)		1,640	—	1,640

Adjusted Net Income	$	$(5,871)	$26,181	$20,310

(a)	See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the components of special items, net.
(b)	The tax effect of adjusting items, net is calculated at the Company’s statutory rate for the applicable period.

The following table presents the reconciliation of Net Income to Adjusted EBITDAR for the periods presented below.

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands)
Adjusted EBITDAR reconciliation:
Net income	$	$(367)	$25,910	$25,543
Special items, net		(6,706)	271	(6,435)
Interest expense		6,060	339	6,399
Gain on asset transactions, net		(811)	—	(811)
Stock compensation expense		373	—	373
Interest income		(258)	(96)	(354)
Provision for income taxes.		161	—	161
Depreciation and amortization		14,405	2,526	16,931
Aircraft rent		36,831	28,329	65,160

Adjusted EBITDAR	$	$49,688	$57,279	$106,967

Key Operating Statistics and Metrics

	2017			2018			2019
	Scheduled Service	Charter Service	Total System	Scheduled Service	Charter Service	Total System	Scheduled Service	Charter Service	Total System
Departures	20,488	7,981	28,469	19,940	8,254	28,194
Block hours	68,357	16,941	85,298	68,548	17,335	85,883
Aircraft miles	27,823,467	6,358,418	34,181,885	27,725,797	6,369,866	34,095,663
ASMs (in thousands)	4,270,718	979,756	5,250,474	4,455,838	1,007,391	5,463,229
TRASM (in cents)(1)	*	*	10.65	*	*	10.66
Average aircraft available for service(1)	*	*	23.4	*	*	24.3
Aircraft at end of period(1)	*	*	26	*	*	30
Average daily aircraft utilization (in hours) (1)	*	*	9.9	*	*	9.7
Passengers(2)	2,502,082	*	*	2,614,929	*	*
RPMs (in thousands) (2)	3,419,527	*	*	3,653,007	*	*
PRASM (in cents) (2)	8.71	*	*	8.01	*	*
Load factor(2)	80.1%	*	*	82.4%	*	*
Average fare(2)	$148.60	*	*	$136.42	*	*
Ancillary revenue per passenger(2)	$13.34	*	*	$21.70	*	*
Charter revenue per block hour	*	$7,818	*	*	$8,767	*
Fuel gallons consumed (in thousands)	52,104	12,551	64,656	52,303	12,678	64,981
Fuel cost per gallon, excl. derivatives	*	*	$1.85	*	*	$2.34
CASM (in cents)(3)	*	*	10.09	*	*	10.05
CASM excluding fuel (in cents) (3)	*	*	7.79	*	*	6.94
Adjusted CASM (in cents) (3)(4)	*	*	7.79	*	*	7.05
Employees at end of period	*	*	1,889	*	*	1,549

See “Glossary of Terms” for definitions of terms used in this table.

*	Certain operating statistics and metrics are not presented as they are not calculable or are not utilized by management.
(1)	Scheduled service and charter service utilize the same fleet of aircraft. Aircraft counts and utilization metrics are shown on a system basis only.
(2)	Passenger-related statistics and metrics are shown only for scheduled service. Charter service revenue is driven by flight statistics.
(3)

CASM is a key airline cost metric. CASM is defined as operating expenses divided by total available seat miles. CASM excluding fuel is one of the most important measures used by management and by our board of directors in assessing quarterly and annual cost performance. CASM excluding fuel is also a measure commonly used by industry analysts and we believe it is an important metric by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from investors. By excluding volatile fuel expenses that are outside of our control from our unit metrics, we believe that we have better visibility into the results of operations and our non-fuel cost initiatives. We also exclude certain commissions and other costs of selling our vacations product from this measure as these costs are unrelated to our airline operations and may improve comparability to our peers. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can lead to a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management and investors to understand the impact and trends in company-specific cost drivers, such as labor rates, aircraft costs and maintenance costs, and productivity, which are more controllable by management. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—CASM.”

(4)

We exclude special items and other adjustments as defined in the relevant reporting period that are unusual and not representative of our ongoing costs in our calculation of Adjusted CASM. Adjusted CASM is one of the most important measures used by management and by our board of directors in assessing quarterly and annual cost performance. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—CASM.”

Glossary of Terms

Set forth below is a glossary of certain terms used in this prospectus:

“Adjusted CASM” means CASM excluding fuel and certain commissions and other costs of selling our vacations product and excluding special items and other adjustments as defined for the relevant reporting period. When Adjusted CASM is referenced or presented for other airlines, it has been adjusted to our stage length of 1,192 miles.

“Aircraft miles” means miles flown by all of our aircraft, measured by summing up the miles for each completed flight segment.

“Air traffic liability” means the value of tickets sold in advance of travel.

“ALPA” means the Air Line Pilots Association, the union representing our pilots.

“Ancillary revenue” consists primarily of revenue generated from air travel-related services such as baggage fees, seat selection and upgrade fees, itinerary service fees, on-board sales and sales of trip insurance.

“Ancillary services” refers to the services that generate ancillary revenue.

“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Average aircraft” means the average number of aircraft used in flight operations, as calculated on a daily basis.

“Average daily aircraft utilization” means block hours divided by number of days in the period divided by average aircraft.

“Average stage length” means the average number of statute miles flown per flight segment.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

“CASM” or “unit costs” means operating expenses divided by total ASMs. When CASM is referenced or presented for other airlines, it has been adjusted to our stage length of 1,192 miles.

“CASM excluding fuel” means CASM excluding fuel and certain commissions and other costs of selling our vacations product. When CASM excluding fuel is referenced or presented for other airlines, it has been adjusted to our stage length of 1,192 miles.

“CBA” means a collective bargaining agreement.

“CBP” means the United States Customs and Border Protection.

“Charter service” means flights operated for specific customers who purchase the entire flight from us and specify the origination and destination.

“Citizen of the United States” means (A) an individual who is a citizen of the United States; (B) a partnership each of whose partners is an individual who is a citizen of the United States; or (C) a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, which is under the actual control of citizens of the United States, and in which at least 75 percent of the voting interest is owned or controlled by persons that are citizens of the United States.

“Completion factor” means the percentage of scheduled flights that are completed.

“DOT” means the United States Department of Transportation.

“EPA” means the United States Environmental Protection Agency.

“ETOPS” means Extended-Range Twin-Engine Operational Performance Standards.

“FAA” means the United States Federal Aviation Administration.

“GDS” means a Global Distribution System such as Amadeus, Sabre and Travelport, used by travel agencies and corporations to purchase tickets on participating airlines.

“IBT” means the International Brotherhood of Teamsters, the union representing our flight attendants.

“LCC” means low-cost carrier and includes JetBlue Airways and Southwest Airlines.

“Load factor” means the percentage of aircraft seat miles actually occupied on a flight (RPMs divided by ASMs) for scheduled service.

“Mainline U.S. passenger airlines” includes us, Alaska Airlines, Allegiant Travel Company, American Airlines, Delta Air Lines, Frontier Airlines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines and United Airlines.

“NMB” means the National Mediation Board.

“OTAs” means online travel agents.

“Passengers” means the total number of passengers flown on all flight segments.

“PRASM” means scheduled service revenue divided by ASMs for scheduled service.

“Revenue passenger miles” or “RPMs” means the number of miles flown by passengers.

“RLA” means the United States Railway Labor Act.

“Scheduled service” means transportation of passengers on flights we operate in and out of airports on a schedule of routes and flight times we provide for general sale.

“Scheduled service revenue” consists of base fares, unused and expired passenger credits and other expired travel credits for scheduled service.

“Stage-length adjustment” refers to an adjustment that can be utilized to compare CASM, PRASM and TRASM across airlines with varying stage lengths. All other things being equal, the same airline will have lower CASM, PRASM and TRASM as stage length increases since fixed and departure related costs are spread over increasingly longer average flight lengths. Therefore, as one method to facilitate comparison of these quantities across airlines (or even across the same airline for two different periods if the airline’s average stage length has changed significantly), it is common in the airline industry to settle on a common assumed stage length and then to adjust CASM, PRASM and TRASM appropriately. Stage-length adjusted comparisons are achieved by multiplying base CASM or RASM by a quotient, the numerator of which is the square root of the carrier’s stage length and the denominator of which is the square root of the common stage length. Stage-length adjustment techniques require judgment and different observers may use different techniques. For stage-length PRASM or TRASM comparisons in this prospectus, the stage length being utilized is the aircraft stage length.

“TRASM” or “unit revenue” means total revenue divided by total ASMs. When TRASM is referenced or presented for other airlines, it has been adjusted to our stage length of 1,192 miles.

“TSA” means the United States Transportation Security Administration.

“TWU” means the Transport Workers Union, the union representing our dispatchers.

“ULCC” means ultra low-cost carrier and includes Allegiant Travel Company, Frontier Airlines and Spirit Airlines.

“VFR” means visiting friends and relatives.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our Class A common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Any of the following risks could materially adversely affect our business, financial condition and results of operations, in which case the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Industry

The demand for airline services is highly sensitive to changes in economic conditions, and another recession or similar economic downturn in the United States would weaken demand for our services and have a material adverse effect on our business, results of operations and financial condition.

The demand for travel services is affected by U.S. and global economic conditions. Unfavorable economic conditions have historically reduced airline travel spending. For most passengers visiting friends and relatives and cost-conscious leisure travelers (our primary market), travel is a discretionary expense, and during periods of unfavorable economic conditions as a result of such carriers’ low base fares travelers have often elected to replace air travel at such times with car travel or other forms of ground transportation or have opted not to travel at all. Likewise, during periods of unfavorable economic conditions, businesses have deferred air travel or forgone it altogether. In addition, most of our charter revenue is generated from ad hoc or short-term contracts with repeat customers, and these customers may cease using our services or seek to negotiate more aggressive pricing during periods of unfavorable economic conditions. Any reduction in charter revenue during such periods could also increase our unit costs and thus have a material adverse effect on our business, results of operations and financial condition. Travelers have also reduced spending by purchasing fewer ancillary services, which can result in a decrease in average revenue per seat. Because airlines typically have relatively high fixed costs as a percentage of total costs, much of which cannot be mitigated during periods of lower demand for air travel, the airline business is particularly sensitive to changes in economic conditions. A reduction in the demand for air travel due to unfavorable economic conditions also limits our ability to raise fares to counteract increased fuel, labor and other costs. If U.S. or global economic conditions are unfavorable or uncertain for an extended period of time, it would have a material adverse effect on our business, results of operations and financial condition.

Our business has been and in the future may be materially adversely affected by the price and availability of aircraft fuel. Unexpected increases in the price of aircraft fuel or a shortage or disruption in the supply of aircraft fuel could have a material adverse effect on our business, results of operations and financial condition.

The cost of aircraft fuel is highly volatile and in recent years has been our largest individual operating expense, accounting for approximately     % and 30.1% of our operating expenses for the years ended December 31, 2019 and 2018, respectively. High fuel prices or increases in fuel costs (or in the price of crude oil) could have a material adverse effect on our business, results of operations and financial condition, including as a result of legacy network airlines and LCCs adapting more rapidly or effectively to higher fuel prices through new-technology aircraft that is more fuel efficient than our aircraft. Over the past several years, the price of aircraft fuel has fluctuated substantially and prices continue to be highly volatile and could increase significantly at any time. In addition, prolonged low fuel prices could limit our ability to differentiate our product and low fares from those of the legacy network airlines and LCCs, as prolonged low fuel prices could enable such carriers to, among other things, substantially decrease their costs, fly longer stages or utilize older aircraft.

Our business is also dependent on the availability of aircraft fuel (or crude oil), which is not predictable. Weather-related events, natural disasters, terrorism, wars, political disruption or instability involving oil-producing countries, changes in governmental or cartel policy concerning crude oil or aircraft fuel production, labor strikes or other events affecting refinery production, transportation, taxes or marketing, environmental concerns, market manipulation, price speculation, changes in currency exchange rates and other unpredictable events may drive actual or perceived fuel supply shortages. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular could result in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to increase ticket prices sufficiently to cover increased fuel costs, particularly when fuel prices rise quickly. We sell a significant number of tickets to passengers well in advance of travel, and, as a result, fares sold for future travel may not reflect increased fuel costs. In addition, our ability to increase ticket prices to offset an increase in fuel costs is limited by the competitive nature of the airline industry and the price sensitivity associated with air travel, particularly leisure travel, and any increases in fares may reduce the general demand for air travel.

From time to time, we may enter into fuel derivative contracts in order to mitigate the risk to our business from future volatility in fuel prices but such contracts may not fully protect us from all related risks. As of December 31, 2019, we had hedges in place for approximately      % of our projected fuel requirements for scheduled service operations in 2020, with all of our then existing options expected to be exercised or expire by the end of 2021. Generally speaking, our charter operations have pass-through provisions for fuel costs, and as such we do not hedge our fuel requirements for that portion of our business. Our hedges in place at the end of 2019 consisted of collars and the underlying commodities consisted of both Gulf Coast Jet Fuel contracts as well as West Texas Intermediate Crude Oil contracts.

Our hedging strategy to date has been designed to protect our liquidity position in the event of a rapid and/or sustained rise in fuel prices that does not allow for immediate response in ticket prices. We may enter into derivatives that do not qualify for hedge accounting, which can impact our results of operations and increase the volatility of our earnings due to recognizing the mark-to-market impact of our hedge portfolio as a result of changes in the forward markets for oil and/or jet fuel. We cannot assure you our fuel hedging program will be effective or that we will maintain a fuel hedging program. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide an adequate level of protection against increased fuel costs or that the counterparties to our hedge contracts will be able to perform. Additionally, our ability to realize the benefit of declining fuel prices will be limited by the impact of any fuel hedges in place, we may incur additional expenses in connection with entering into derivative contracts and we may record significant losses on fuel hedges during periods of declining prices. A failure of our fuel hedging strategy, potential margin funding requirements, overpaying for fuel through the use of hedging arrangements or our failure to maintain a fuel hedging program could prevent us from adequately mitigating the risk of fuel price increases and could have a material adverse effect on our business, results of operations and financial condition.

Threatened or actual terrorist attacks or security concerns involving airlines could have a material adverse effect on our business, results of operations and financial condition.

Past terrorist attacks or attempted attacks, particularly those against airlines, have caused substantial revenue losses and increased security costs, and any actual or threatened terrorist attack or security breach, even if not directly against an airline, could have a material adverse effect on our business, results of operations and financial condition. Security concerns resulting in enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines, which we may not be able to pass on to consumers in the form of higher prices. Terrorist attacks, or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats), even if not made directly on or involving the airline industry, could have a negative impact on the airline industry and have a material adverse effect on our business, results of operations and financial condition.

The airline industry is exceedingly competitive, and we compete against low-cost carriers and ultra low-cost carriers and legacy network airlines; if we are not able to compete successfully in our markets, our business will be materially adversely affected.

We face significant competition with respect to routes, fares and services. Within the airline industry, we compete with ultra low-cost carriers, or ULCCs, low-cost carriers, or LCCs, as well as legacy network airlines, for airline passengers traveling on the routes we serve, particularly customers traveling in economy or similar classes of service. Competition on most of the routes we presently serve is intense, due to the large number of carriers in those markets. Furthermore, other airlines may begin service or increase existing service on routes where we currently face no or little competition. In almost all instances, our competitors are larger than we are and possess significantly greater financial and other resources than we do.

The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our operations. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase revenue per available seat mile. The prevalence of discount fares can be particularly acute when a competitor has excess capacity to sell. Moreover, many other airlines have unbundled their services, at least in part, by charging separately for services such as baggage and advance seat selection, which previously were offered as a component of base fares. This unbundling and other cost-reducing measures could enable competitor airlines to reduce fares on routes that we serve. The availability of low-priced fares coupled with an increase in domestic capacity has led to dramatic changes in pricing behavior in many U.S. markets. Many domestic carriers began matching lower cost airline pricing, either with limited or unlimited inventory.

Our growth and the success of our high-growth, low-cost business model could stimulate competition in our markets through our competitors’ development of their own LCC or ULCC strategies, new pricing policies designed to compete with LCCs, ULCCs or new market entrants. Airlines increase or decrease capacity in markets based on perceived profitability. If our competitors increase overall industry capacity, or capacity dedicated to a particular domestic or foreign region, market or route that we serve, it could have a material adverse impact on our business. If a legacy network airline were to successfully develop a low-cost product or if we were to experience increased competition from LCCs, our business could be materially adversely affected. Regardless of cost structure, the domestic airline industry has often been the source of fare wars undertaken to grow market share or for other reasons. Additionally, each of American Airlines, Delta Air Lines and United Airlines has begun to offer a so-called “basic economy” offering with reduced amenities designed specifically to compete against LCCs and ULCCs, which presents a significant form of competition for us.

A competitor adopting an LCC or ULCC strategy may have greater financial resources and access to lower cost sources of capital than we do, which could enable them to operate their business with a lower cost structure, or enable them to operate with lower marginal revenues without substantial adverse effects, than we can. If these competitors adopt and successfully execute an LCC or ULCC business model, our business could be materially adversely affected.

Similarly, our competitors may choose to commence or expand their existing charter operations, which could adversely impact our ability to obtain or renew charter contracts, especially in periods of low demand. This could result in decreases in our charter services market share and reduced profitability for our charter operations, which would have a material adverse effect on our business, results of operations and financial condition.

There has been significant consolidation within the airline industry, including, for example, the combinations of American Airlines and US Airways, Delta Air Lines and Northwest Airlines, United Airlines and Continental Airlines, Southwest Airlines and AirTran Airways, and Alaska Airlines and Virgin America. In the future, there may be additional consolidation in our industry. Business combinations could significantly alter industry conditions and competition within the airline industry and could permit our competitors to reduce their fares.

The extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares or ancillary revenues required to sustain profitable operations in new and existing markets and could impede our growth strategy, which could harm our operating results. Due to our relatively small size, we are susceptible to a fare war or other competitive activities in one or more of the markets we serve, which could have a material adverse effect on our business, results of operations and financial condition.

Airlines are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; government shutdowns; FAA grounding of aircraft; major construction or improvements at airports; adverse weather conditions, such as hurricanes or blizzards; increased security measures; new travel-related taxes; or the outbreak of disease, any of which could have a material adverse effect on our business, results of operations and financial condition.

Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, major construction or improvements at airports at which we operate, increased security measures, new travel-related taxes and fees, adverse weather conditions, natural disasters and the outbreak of disease. Factors that cause flight delays frustrate passengers and increase costs and decrease revenues, which in turn could adversely affect profitability. The federal government singularly controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. The federal government also controls airport security. In addition, there are proposals before Congress that would treat a wide range of consumer protection issues, including, among other things, proposals to regulate seat size, which could increase the costs of doing business. There are additional proposals before Congress that could potentially lead to the privatization of the United States’ air traffic control system, which could adversely affect our business. Further, implementation of the Next Generation Air Transport System, or NextGen, by the FAA would result in changes to aircraft routings and flight paths that could lead to increased noise complaints and lawsuits, resulting in increased costs. In addition, federal government shutdowns can affect the availability of federal resources necessary to provide air traffic control and airport security. Furthermore, a federal government grounding of our aircraft type could result in flight cancellations and adversely affect our business.

Adverse weather conditions and natural disasters, such as hurricanes, thunderstorms, winter snowstorms or earthquakes, can cause flight cancellations or significant delays, and in the past have led to Congressional demands for investigations. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than other, larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers. Because of our day of week, limited schedule and optimized utilization and point-to-point network, operational disruptions can have a disproportionate impact on our ability to recover. In addition, many airlines reaccommodate their disrupted passengers on other airlines at prearranged rates under flight interruption manifest agreements. We have been unsuccessful in procuring any of these agreements with our peers, which makes our recovery from disruption more challenging than for larger airlines that have these agreements in place. Similarly, outbreaks of pandemic or contagious diseases, such as ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu, pertussis (whooping cough) and zika virus, could result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Any increases in travel-related taxes could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition. Moreover, U.S. federal government shutdowns may cause delays and cancellations or reductions in discretionary travel due to longer security lines, including as a result of furloughed government employees or reductions in staffing levels, including air traffic controllers. U.S. government shutdowns may also impact our ability to take delivery of aircraft and commence operations in new domestic stations. Another extended shutdown like the one in December 2018-January 2019 may have a negative impact on our operations and financial results.

Risks associated with our presence in international markets, including political or economic instability, and failure to adequately comply with existing and changing legal requirements, may materially adversely affect us.

Some of our target growth markets include countries with less developed economies, legal systems, financial markets and business and political environments that are vulnerable to economic and political disruptions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments, as well as health and safety concerns. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may have a material adverse effect on our business, results of operations and financial condition.

We emphasize compliance with all applicable laws and regulations in all jurisdictions where we operate and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our employees, third-party providers and partners with regard to business ethics and key legal requirements; however, we cannot assure you that our employees, third-party providers or partners will adhere to our code of ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate recordkeeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe or have reason to believe our employees, third-party providers or partners have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs, which in turn may materially adversely affect our reputation and could have a material adverse effect on our business, results of operations and financial condition.

Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our business, results of operations and financial condition.

If any of our aircraft were to be involved in a significant accident or if our property or operations were to be affected by a significant natural catastrophe or other event, we could be exposed to material liability or loss. If we are unable to obtain sufficient insurance (including aviation hull and liability insurance and property and business interruption coverage) to cover such liabilities or losses, whether due to insurance market conditions or otherwise, our business could be materially adversely affected.

We currently obtain third-party war risk (terrorism) insurance as part of our commercial aviation hull and liability policy and additional third-party war risk (terrorism) insurance through a separate policy with a different private insurance company. Our current war risk insurance from commercial underwriters excludes nuclear, radiological and certain other events. The global insurance market for aviation-related risks has been faced with significant losses, resulting in substantial tightening in insurance markets with reduced capacity and increased prices. If we are unable to obtain adequate third-party hull and liability or third-party war risk (terrorism) insurance or if an event not covered by the insurance we maintain were to take place, our business could be materially adversely affected.

The airline industry is heavily taxed.

The airline industry is subject to extensive government fees and taxation that negatively impact our revenue and profitability. The U.S. airline industry is one of the most heavily taxed of all industries. These fees and taxes have grown significantly in the past decade for domestic flights, and various U.S. fees and taxes also are assessed on international flights. For example, as permitted by federal legislation, most major U.S. airports impose a passenger facility charge per passenger on us. In addition, the governments of foreign countries in which we operate impose on U.S. airlines, including us, various fees and taxes, and these assessments have been increasing in number and amount in recent years. Moreover, we are obligated to collect a federal excise tax, commonly referred to as the “ticket tax,” on domestic and international air transportation. We collect the excise tax, along with certain other U.S. and foreign taxes and user fees on air transportation (such as passenger security fees), and pass along the collected amounts to the appropriate governmental agencies. Although these taxes and fees are not our operating expenses, they represent an additional cost to our customers, which, because we operate in a highly elastic environment, drives down demand. There are continuing efforts in Congress and in other countries to raise different portions of the various taxes, fees, and charges imposed on airlines and their passengers, including the passenger facility charge, and we may not be able to recover all of these charges from our customers. Increases in such taxes, fees and charges could negatively impact our business, results of operations and financial condition.

Under regulations set forth by the Department of Transportation, or the DOT, all governmental taxes and fees must be included in the prices we quote or advertise to our customers. Due to the competitive revenue environment, many increases in these fees and taxes have been absorbed by the airline industry rather than being passed on to the customer. Further increases in fees and taxes may reduce demand for air travel, and thus our revenues.

Restrictions on or increased taxes applicable to charges for ancillary products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.

For the years ended December 31, 2019 and 2018, we generated ancillary revenues of $        million and $56.7 million, respectively. Our ancillary revenue consists primarily of revenue generated from air travel-related services such as baggage fees, seat selection and upgrade fees, itinerary service fees, on-board sales and sales of trip insurance. The DOT has rules governing many facets of the airline-consumer relationship, including, for instance, consumer notice requirements, handling of consumer complaints, price advertising, lengthy tarmac delays, oversales and denied boarding process/compensation, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage, consumer disclosures and the transportation of passengers with disabilities. The DOT periodically audits airlines to determine whether such airlines have violated any of the DOT rules. If the DOT determines that we are not, or have not been, in compliance with these rules or if we are unable to remain compliant, the DOT may subject us to fines or other enforcement action. The DOT may also impose additional consumer protection requirements, including adding requirements to modify our websites and computer reservations system, which could have a material adverse effect on our business, results of operations and financial condition. The U.S. Congress and the DOT have examined the increasingly common airline industry practice of unbundling the pricing of certain products and ancillary services, a practice that is a core component of our business strategy. If new laws or regulations are adopted that make unbundling of airline products and services impermissible, or more cumbersome or expensive, or if new taxes are imposed on ancillary revenues, our business, results of operations and financial condition could be negatively impacted. Congressional, Federal agency and other government scrutiny may also change industry practice or the public’s willingness to pay for ancillary services. See also “ —We are subject to extensive regulation by the FAA, the DOT, the TSA, CBP and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.”

We are subject to risks associated with climate change, including increased regulation to reduce emissions of greenhouse gases.

Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. In particular, in June 2015, the Environmental Protection Agency, or the EPA, announced a proposed endangerment finding that aircraft engine greenhouse gas, or GHG, emissions cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare. If the EPA makes a final, positive endangerment finding, the EPA is obligated under the Clean Air Act to set GHG emissions standards for aircraft. In addition, federal climate legislation, including the “Green New Deal” resolution, has been introduced in Congress recently, although Congress has yet to pass a bill specifically addressing GHG regulation. Several states are also considering or have adopted initiatives to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional cap-and-trade programs. On March 6, 2017, the International Civil Aviation Organization, or ICAO, an agency of the United Nations established to manage the administration and governance of the Convention on International Civil Aviation, adopted new carbon dioxide, or CO2 certification standards for new aircraft beginning in 2020. The new CO2 standards will apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023. In-production aircraft that do not meet the standard by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards.

In addition, in October 2016, the ICAO adopted the Carbon Offsetting and Reduction Scheme for International Aviation, or CORSIA, which is a global, market-based emissions offset program designed to encourage carbon-neutral growth beyond 2020. Further, in June 2018 the ICAO adopted standards pertaining to the collection and sharing of information on international aviation emissions beginning in 2019. The CORSIA will increase operating costs for us and other U.S. airlines that operate internationally. The CORSIA is being implemented in phases, with information sharing beginning in 2019 and a pilot phase beginning in 2021. Certain details are still being developed and the impact cannot be fully predicted. The potential impact of the CORSIA or other emissions-related requirements on our costs will ultimately depend on a number of factors, including baseline emissions, the price of emission allowances or offsets that we would need to acquire, the efficiency of our fleet and the number of flights subject to these requirements. These costs have not been completely defined and could fluctuate.

In the event that legislation or regulation with respect to GHG emissions associated with aircraft or applicable to the fuel industry is enacted in the United States or other jurisdictions where we operate or where we may operate in the future, or as part of international conventions to which we are subject, it could result in significant costs for us and the airline industry. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs that could result from fuel suppliers passing on increased costs that they incur under such a system.

We face competition from air travel substitutes.

In addition to airline competition from legacy network airlines, LCCs and ULCCs, we also face competition from air travel substitutes. Our business serves primarily leisure travelers, for whom travel is entirely discretionary. On our domestic routes, particularly those with shorter stage lengths, we face competition from some other transportation alternatives, such as bus, train or automobile. In addition, technology advancements may limit the demand for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower-cost substitutes for air travel. If we are unable to stimulate demand for air travel with our low base fares or if we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business

If we fail to implement our business strategy successfully, our business will be materially adversely affected.

Our business strategy includes growth in our aircraft fleet, expansion of markets we serve by building out our MSP hub and growing non-MSP point-to-point markets, increasing the seats in each aircraft, expanding our ancillary product offering and growing our charter service. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. We face numerous challenges in implementing our growth strategy, including our ability to:

•	sustain our relatively low unit costs, continue to realize attractive revenue performance and maintain profitability;

•	stimulate traffic with low fares;

•	maintain an optimal level of aircraft utilization to execute our scheduled and charter operations;

•	access airports located in our targeted geographic markets; and

•	maintain operational performance necessary to complete all flights.

If we are unable to obtain and maintain access to a sufficient number of slots, gates or related ground facilities at desirable airports to accommodate our growing fleet, we may be unable to compete in desirable markets, our aircraft utilization rate could decrease, and we could suffer a material adverse effect on our business, results of operations and financial condition.

Our growth is also dependent upon our ability to maintain a safe and secure operation and will require additional personnel, equipment and facilities as we induct new aircraft and continue to execute our growth plan. In addition, we will require additional third-party personnel for services we do not undertake ourselves. An inability to hire and retain personnel, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate our expanded facilities or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. Furthermore, expansion to new markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the existing risks upon entering certain new markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market and may also offer more attractive frequent flyer programs and/or access to marketing alliances with other airlines, which we do not currently offer. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.

The anticipated strategic and financial benefits of the ATSA may not be realized.

In December 2019, we entered into the ATSA with Amazon with the expectation that the transactions contemplated thereby would result in various benefits including, among others, growth in revenues, improved cash flows and operating efficiencies. Achieving the anticipated benefits from the ATSA is subject to a number of challenges and uncertainties, such as unforeseen maintenance and other costs and our ability to hire pilots, crew and other personnel necessary to support the Amazon operations. We have not historically had any significant cargo operations, nor have we had main deck cargo operations. If we are unable to successfully implement the Amazon operations and achieve our objectives, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected. In addition, if we fail to perform under the terms and conditions of the contract, we may be required to pay fees or penalties to Amazon and, in certain cases, Amazon may have the right to terminate the agreement. The ATSA is also subject to two, two-year extension options, which Amazon may choose not to exercise. Importantly, Amazon has not agreed to any minimum flying requirements under the ATSA and could choose not to fly significant volumes with us. Moreover, we plan to decrease our scheduled service operations for the summer of 2020 to divert more resources towards the Amazon operations during the ramp up period, which is expected to extend through the fourth quarter of 2020 but which could be longer, and accordingly our results for scheduled service operations will be adversely affected as we implement our Amazon operations. If we do not achieve the benefits we expect from our Amazon operations to offset the impact on our scheduled passenger service and charter operations, we could suffer from a material adverse effect on our financial condition and results of operations.

Our low-cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.

Our low-cost structure is one of our primary competitive advantages. However, we have limited control over many of our costs. For example, we have limited control over the price and availability of aircraft fuel, aviation insurance, the acquisition and cost of aircraft, airport and related infrastructure costs, taxes, the cost of meeting changing regulatory requirements, the cost of capable talent at market wages and our cost to access capital or financing. In addition, the compensation and benefit costs applicable to a significant portion of our employees are established by the terms of collective bargaining agreements, substantially all of which are currently open and are being negotiated. See “ —Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition.” We cannot guarantee we will be able to maintain our relatively low costs. If our cost structure increases and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.

Our business is significantly tied to and consolidated in our main hub in Minneapolis-St. Paul, and any decrease in traffic in this hub could have a material adverse effect on our business, operations, financial condition and brand.

Our service is concentrated around our hub in MSP and our business is impacted by economic and geophysical factors of this region. We maintain a large presence in MSP with approximately 89% of flights in 2018 having MSP as either their origin or destination. Flight operations in Minneapolis can face extreme weather challenges in all seasons but especially in the winter which at times has resulted in severe disruptions in our operation and the incurrence of material costs as a consequence of such disruptions. Our business could be further harmed by an increase in the amount of direct competition we face in the Minneapolis market or by continued or increased congestion, delays or cancellations. For instance, MSP is also a significant hub for Delta Air Lines. If Delta Air Lines or another legacy network airline were to successfully develop low-cost or low-fare products or if we were to experience increased competition from LCCs or ULCCs in the Minneapolis market, our business, results of operations and prospects could be materially adversely affected.

Our business would also be negatively impacted by any circumstances causing a reduction in demand for air transportation in the Minneapolis area, such as adverse changes in local economic conditions, health concerns, adverse weather conditions, negative public perception of Minneapolis, terrorist attacks or significant price or tax increases linked to increases in airport access costs and fees imposed on passengers.

We have third-party vendors that support our MSP operations and we cannot guarantee that these vendors will operate to our expectations. We currently operate out of Terminal 2 at MSP. Our access to use our existing gates and other facilities in Terminal 2 is not guaranteed. We cannot assure you that our continued use of our facilities at MSP will occur on acceptable terms with respect to operations and cost of operations, or at all, or that our ongoing use of these facilities will not include additional or increased fees.

Our reputation and business could be adversely affected in the event of an accident or similar public incident involving our aircraft or personnel.

We are exposed to potential significant losses and adverse publicity in the event that any of our aircraft or personnel is involved in an accident, terrorist incident or other similar public incident, which could expose us to significant reputational harm and potential legal liability. In addition, we could face significant costs related to repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. We cannot assure you that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. In addition, any future accident or similar incident involving our aircraft or personnel, even if fully covered by insurance or even if it does not involve our airline, may create an adverse public perception about our airline or that the equipment we fly is less safe or reliable than other transportation alternatives, or, in the case of our aircraft, could cause us to perform time-consuming and costly inspections on our aircraft or engines, any of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, any accident involving the Boeing 737-NG or an aircraft similar to the Boeing 737-NG that we operate could result in the curtailment of such aircraft by aviation regulators, manufacturers and other airlines and could create a negative public perception about the safety of our aircraft, any of which could have a material adverse effect on our business, results of operations and financial condition. For example, in 2019, certain global aviation regulators and airlines grounded the Boeing 737 MAX in response to accidents involving aircraft flown by Lion Air and Ethiopian Airlines. In addition, following a 2018 accident involving the failure of a turbofan on a 737-700 aircraft, the National Transportation Safety Board, or NTSB, has recommended that regulators require Boeing to redesign the engine cowl on 737-NG aircraft and retrofit in service 737-NG aircraft with the redesigned cowl. We cannot predict when the FAA will respond to the NTSB recommendations and if it will require us to replace the engine cowls in our aircraft. The resolution of this matter or similar matters in the future could have an impact on our results of operations, business and prospects.

Unauthorized breach of our information technology infrastructure could compromise the personally identifiable information of our passengers, prospective passengers or personnel and expose us to liability, damage our reputation and have a material adverse effect on our business, results of operations and financial condition.

In the processing of our customer transactions and as part of our ordinary business operations, we and certain of our third-party providers collect, process, transmit and store a large volume of personally identifiable information, including email addresses and home addresses and financial data such as credit and debit card information. This data is increasingly subject to legislation and regulation, such as the Fair Accurate Credit Transparency Act, Payment Card Industry legislation, the California Consumer Privacy Act and the European Union’s General Data Protection Regulation typically intended to protect the privacy of personal data that is collected, processed, stored and transmitted. The security of the systems and network where we and our third-party providers store this data is a critical element of our business, and these systems and our network may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including computer viruses, hackers, denial-of-service attacks, employee theft or misuse, natural or man-made disasters, telecommunications failures, power loss and other disruptive sources and events. As the cyber-threat landscape evolves, attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Attacks may be targeted at us, our customers and our providers, including air navigation service providers, or others who have entrusted us with information, including regulators such as the FAA and DOT. In addition, attacks not targeted at us, but targeted solely at providers, may cause disruption to our computer systems or a breach of the data that we maintain on customers, employees, providers and others. Recently, several high profile consumer-oriented companies have experienced significant data breaches, which have caused those companies to suffer substantial financial and reputational harm. We cannot assure you that the precautions we have taken to avoid an unauthorized incursion of our computer systems are either adequate or implemented properly to prevent a data breach and its adverse financial and reputational consequences to our business. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of or access to the personally identifiable information of our passengers, prospective passengers or personnel could result in governmental investigation, civil liability or regulatory penalties under laws protecting the privacy of personal information, and our reputation could be harmed, any or all of which could disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

Additionally, any material failure by us or our third-party providers to maintain compliance with the Payment Card Industry security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit and debit cards as a form of payment. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants, or costs incurred in connection with the notifications to customers, employees, providers or the general public as part of our notification obligations to the various governments that govern our business. In addition, data and security breaches can also occur as a result of non-technical issues, including breaches by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information.

We are subject to increasing legislative, regulatory and customer focus on privacy issues and data security in the United States and abroad. In addition, a number of our commercial partners, including credit card companies, have imposed data security standards on us, and these standards continue to evolve. We will continue our efforts to meet our privacy and data security obligations; however, it is possible that certain new obligations may be difficult to meet and could increase our costs. Additionally, we must manage evolving cybersecurity risks. The loss, disclosure, misappropriation of or access to the information of our customers, personnel or business partners or any failure by us to meet our obligations could result in legal claims or proceedings, liability or regulatory penalties.

We rely on third-party providers and other commercial partners to perform functions integral to our operations.

We have entered into agreements with third-party providers to furnish certain facilities and services required for our operations, including ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities as well as administrative and support services. We are likely to enter into similar service agreements in new markets we decide to enter, and we cannot assure you that we will be able to obtain the necessary services at acceptable rates. Certain of these providers are an integral part of our operations at our main hub in MSP.

Although we seek to monitor the performance of third parties that furnish certain facilities or provide us with our ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities, the efficiency, timeliness and quality of contract performance by third-party providers are often beyond our control, and any failure by our third-party providers to perform up to our expectations may have an adverse impact on our business, reputation with customers, our brand and our operations. These service agreements are generally subject to termination after notice by the third-party providers. In addition, we could experience a significant business disruption if we were to change vendors or if an existing provider ceased to be able to serve us. We expect to be dependent on such third-party arrangements for the foreseeable future.

We rely on third-party distribution channels to distribute a portion of our airline tickets.

We rely on third-party distribution channels, including those provided by or through global distribution systems, or GDSs, conventional travel agents and online travel agents, or OTAs, to distribute a significant portion of our airline tickets, and we expect in the future to rely on these channels to also collect a portion of our ancillary revenues. These distribution channels are more expensive and at present have less functionality in respect of ancillary revenues than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to successfully manage our distribution costs and rights, and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. Negotiations with key GDSs and OTAs designed to manage our costs, increase our distribution flexibility, and improve functionality could be contentious, could result in diminished or less favorable distribution of our tickets, and may not provide the functionality we require to maximize ancillary revenues. In addition, in the last several years there has been significant consolidation among GDSs and OTAs. This consolidation and any further consolidation could affect our ability to manage our distribution costs due to a reduction in competition or other industry factors. Any inability to manage such costs, rights and functionality at a competitive level or any material diminishment in the distribution of our tickets could have a material adverse effect on our competitive position and our results of operations. Moreover, our ability to compete in the markets we serve may be threatened by changes in technology or other factors that may make our existing third-party sales channels impractical, uncompetitive or obsolete.

We rely heavily on technology and automated systems to operate our business, and any disruptions or failure of these technologies or systems or any failure on our part to implement any new technologies or systems could materially adversely affect our business.

We are highly dependent on technology and computer systems and networks to operate our business. These technologies and systems include our computerized airline reservation system provided by Navitaire, a unit of Amadeus, flight operations systems, telecommunications systems, mobile phone application, airline website and maintenance systems. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. Our reservations system, which is hosted and maintained under a long-term contract by a third-party provider, is critical to our ability to issue, track and accept electronic tickets, conduct check-in, board and manage our passengers through the airports we serve and provide us with access to GDSs, which enlarge our pool of potential passengers. There are many instances in the past where a reservations system malfunctioned, whether due to the fault of the system provider or the airline, with a highly adverse effect on the airline’s operations, and such a malfunction has in the past and could in the future occur on our system, or in connection with any system upgrade or migration in the future. We also rely on third-party providers to maintain our flight operations systems, and if those systems are not functioning, we could experience service disruptions, which could result in the loss of important data, increase our expenses, decrease our operational performance and temporarily stall our operations.

Any failure of the technologies and systems we use could materially adversely affect our business. In particular, if our reservation system fails or experiences interruptions, and we are unable to book seats for a period of time, we could lose a significant amount of revenue as customers book seats on other airlines, and our reputation could be harmed. In addition, replacement technologies and systems for any service we currently utilize that experiences failures or interruptions may not be readily available on a timely basis, at competitive rates or at all. Furthermore, our current technologies and systems are heavily integrated with our day-to-day operations and any transition to a new technology or system could be complex and time-consuming. Our technologies and systems cannot be completely protected against events that are beyond our control, including natural disasters, cyber attacks or telecommunications failures. Substantial or sustained disruptions or system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We cannot assure you that any of our security measures, change control procedures or disaster recovery plans that we have implemented are adequate to prevent disruptions or failures. In the event that one or more of our primary technology or systems vendors fails to perform and a replacement system is not available or if we fail to implement a replacement system in a timely and efficient manner, our business could be materially adversely affected.

In addition, in the ordinary course of business, our systems will continue to require modification and refinements to address growth and changing business requirements and to enable us to comply with changing regulatory requirements. Modifications and refinements to our systems have been and are expected to continue to be expensive to implement and can divert management’s attention from other matters. Furthermore, our operations could be adversely affected, or we could face impositions of regulatory penalties, if we were unable to timely or effectively modify our systems as necessary or appropriately balance the introduction of new capabilities with the management of existing systems.

We may not be able to grow or maintain our unit revenues or maintain our ancillary revenues.

A key component of our strategy was establishing Sun Country as a premier high-growth, low-cost carrier in the United States by attracting customers with low fares and garnering repeat business by delivering a high-quality customer experience with additional free amenities than traditionally provided on ULCCs in the United States. We intend to continue to differentiate our brand and product in order to expand our loyal customer base and grow or maintain our unit revenues and maintain our ancillary revenues. Differentiating our brand and product has required and will continue to require significant investment, and we cannot assure you that the initiatives we have implemented will continue to be successful or that the initiatives we intend to implement will be successful. If we are unable to maintain or further differentiate our brand and product from LCCs or ULCCs, our market share could decline, which could have a material adverse effect on our business, results of operations and financial condition. We may also not be successful in leveraging our brand and product to stimulate new demand with low base fares or gain market share from the legacy airlines.

In addition, our business strategy includes maintaining our portfolio of desirable, value-oriented, ancillary products and services. However, we cannot assure you that passengers will continue to perceive value in the ancillary products and services we currently offer and regulatory initiatives could adversely affect ancillary revenue opportunities. Failure to maintain our ancillary revenues would have a material adverse effect on our business, results of operations and financial condition. Furthermore, if we are unable to maintain our ancillary revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel.

We operate a single aircraft type.

A critical cost-saving element of our business strategy is to operate a single-family aircraft fleet; however, our dependence on the Boeing 737-NG aircraft and CFM56 engines for all of our aircraft makes us vulnerable to any design defects or mechanical problems associated with this aircraft type or these engines. In the event of any actual or suspected design defects or mechanical problems with these family aircraft or engines, whether involving our aircraft or that of another airline, we may choose or be required to suspend or restrict the use of our aircraft. For example, several Boeing 737-NG aircraft have recently been grounded by other airlines after inspections revealed cracks in the “pickle forks,” a component of the structure connecting the wings to the fuselages. Our business could also be materially adversely affected if the public avoids flying on our aircraft due to an adverse perception of the Boeing 737-NG aircraft or CFM56 engines, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or engines. Additionally, while we do not operate the Boeing 737 MAX, the grounding of that fleet has led to increased competition for near term leases for other Boeing 737 aircraft.

Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition.

Our business is labor intensive, with labor costs representing approximately     % and 23.2% of our total operating costs for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2018, approximately 53% of our workforce was represented by labor unions. We cannot assure you that our labor costs going forward will remain competitive or that any new agreements into which we enter will not have terms with higher labor costs or that the negotiations of such labor agreements will not result in any work stoppages. In addition, one or more of our competitors may significantly reduce their labor costs, thereby providing them with a competitive advantage over us. Furthermore, our labor costs may increase in connection with our growth. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or the NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

Our collective bargaining agreement with our dispatchers became amendable on September 27, 2017 and we entered into NMB mediation with the union representing this group on September 19, 2018. On December 3, 2019 our dispatchers approved a new contract, now amendable on November 14, 2024. Our collective bargaining agreement with our flight attendants is currently amendable and we are in negotiations with the union representing this group. Our collective bargaining agreement with our pilots is amendable on October 31, 2020. See also “Business—Employees.” The outcome of our collective bargaining negotiations cannot presently be determined and the terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. In addition, if we are unable to reach agreement with any of our unionized work groups in current or future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions, stoppages or shortages. Any such action or other labor dispute with unionized employees could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies. As a result, our business, results of operations and financial condition may be materially adversely affected based on the outcome of our negotiations with the unions representing our employees.

Changes in law, regulation and government policy have affected, and may in the future have a material adverse effect on our business.

Changes in, and uncertainty with respect to, law, regulation and government policy at the local, state or federal level have affected, and may in the future significantly impact, our business and the airline industry. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, limits deductions for borrowers for net interest expense on debt. Changes to law, regulations or government policy that could have a material impact on us in the future include, but are not limited to, infrastructure renewal programs; changes to operating and maintenance requirements; foreign and domestic changes in customs, immigration and security policy and requirements that impede travel into or out of the United States; modifications to international trade policy, including withdrawing from trade agreements and imposing tariffs; changes to consumer protection laws; changes to financial legislation, including the partial or full repeal of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act; public company reporting requirements; environmental regulation and antitrust enforcement. Any such changes could make it more difficult and/or more expensive for us to obtain new aircraft or engines and parts to maintain existing aircraft or engines or make it less profitable or prevent us from flying to or from some of the destinations we currently serve.

To the extent that any such changes have a negative impact on us or the airline industry, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flows.

We rely on efficient daily aircraft utilization to address peak demand days of the week and months of the year, which makes us vulnerable to flight delays, flight cancellations or aircraft unavailability.

We aim to optimize our daily aircraft utilization rate by tailoring service to customer demand patterns, which are seasonal and vary by day of the week. Our average daily aircraft utilization was              hours and 9.7 hours for the years ended December 31, 2019 and 2018, respectively. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Part of our business strategy is to efficiently deploy our aircraft, which is achieved in part by higher utilization during the most profitable seasonal periods and days of the week and more limited usage of less expensive aircraft during weak demand periods. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems or outages, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance may materially reduce our average fleet utilization or make high cost aircraft unavailable for use and require that we reaccommodate passengers or seek short-term substitute capacity at increased costs. Due to the relatively small size of our fleet and the limited and changing nature of our scheduled service and our point-to-point network, the unexpected unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business could be harmed.

Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. We compete against other U.S. airlines for pilots, mechanics and other skilled labor and certain U.S. airlines offer wage and benefit packages exceeding ours. The airline industry has from time to time experienced a shortage of qualified personnel. In particular, as more pilots in the industry approach mandatory retirement age, the U.S. airline industry is being affected by a pilot shortage. We and other airlines are also facing shortages of qualified aircraft mechanics and dispatchers. As is common with most of our competitors, we have faced considerable turnover of our employees. As a result of the foregoing, we may not be able to attract or retain qualified personnel or may be required to increase wages and/or benefits in order to do so. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to implement our growth plans.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which we believe is one of our competitive strengths, is important to providing dependable customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.

Our inability to expand or operate reliably or efficiently out of airports where we operate could have a material adverse effect on our business, results of operations and financial condition and brand.

Our results of operations may be affected by actions taken by governmental or other agencies or authorities having jurisdiction over our operations at these airports, including, but not limited to:

•	increases in airport rates and charges;

•	limitations on take-off and landing slots, airport gate capacity or other use of airport facilities;

•	termination of our airport use agreements, some of which can be terminated by airport authorities with little notice to us;

•	increases in airport capacity that could facilitate increased competition;

•	international travel regulations such as customs and immigration;

•	increases in taxes;

•	changes in law, regulations and government policies that affect the services that can be offered by airlines, in general, and in particular markets and at particular airports;

•	restrictions on competitive practices;

•	the adoption of statutes or regulations that impact or impose additional customer service standards and requirements, including operating and security standards and requirements; and

•	the adoption of more restrictive locally imposed noise regulations or curfews.

Our business is highly dependent on the availability and cost of airport services at the airports where we operate. Any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

It has only been a limited period since our current business and operating strategy has been implemented.

Following the implementation of our current business and operating strategy in late 2017 and our acquisition by the Apollo Funds in 2018, we recorded net income of $        million and $25.5 million for the Successor 2019 period and Combined 2018 period, respectively, which are higher levels of net income than we had previously achieved. While we recorded an annual profit for the years ended December 31, 2019 and 2018, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or an annual basis. In turn, this may materially adversely affect our business.

We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment and noise, including those relating to emissions to the air (including air emissions associated with the operation of our aircraft), discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. We are or may be subject to new or amended laws and regulations that may have a direct effect (or indirect effect through our third-party providers, including the petroleum industry, or airport facilities at which we operate) on our operations. In addition, U.S. airport authorities are exploring ways to limit de-icing fluid discharges. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition.

Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws current and former owners or operators of facilities, as well as generators of waste materials disposed of at such facilities, can be subject to liability for investigation and remediation costs at facilities that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or compliance with applicable law when the disposal occurred or the amount of wastes directly attributable to us.

In addition, the ICAO and jurisdictions around the world have adopted noise regulations that require all aircraft to comply with noise level standards, and governmental authorities in several U.S. and foreign cities are considering or have already implemented aircraft noise reduction programs, including the imposition of overnight curfews and limitations on daytime take-offs and landings. Compliance with existing and future environmental laws and regulations, including emissions limitations and more restrictive or widespread noise regulations, that may be applicable to us could require significant expenditures, increase our cost base and have a material adverse effect on our business, results of operations and financial condition, and violations thereof can lead to significant fines and penalties, among other sanctions.

We may participate with other airlines in fuel consortia and fuel committees at our airports where economically beneficial, which agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. Any costs (including remediation and spill response costs) incurred by such fuel consortia could also have an adverse impact on our business, results of operations and financial condition.

Our intellectual property rights, particularly our branding rights, are valuable, and any inability to protect them may adversely affect our business and financial results.

We consider our intellectual property rights, particularly our branding rights such as our trademarks applicable to our airline and Sun Country Rewards program, to be a significant and valuable aspect of our business. We aim to protect our intellectual property rights through a combination of trademark, copyright and other forms of legal protection, contractual agreements and policing of third-party misuses of our intellectual property, but cannot guarantee that such efforts will be successful. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of our management and key personnel from our business operations, either of which may adversely affect our business and financial results.

Negative publicity regarding our customer service could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy includes the differentiation of our brand and product from the other U.S. airlines, including LCCs and ULCCs, in order to increase customer loyalty and drive future ticket sales. We intend to accomplish this by continuing to offer passengers dependable customer service. However, in the past, we have experienced customer complaints related to, among other things, product and pricing changes related to our business strategy and customer service. In particular, we have generally experienced a higher volume of complaints when we implemented changes to our unbundling policies, such as charging for seats and baggage. These complaints, together with reports of lost baggage, delayed and cancelled flights, and other service issues, are reported to the public by the DOT. In addition, we could become subject to complaints about our booking practices. If we do not meet our customers’ expectations with respect to reliability and service, our brand and product could be negatively impacted, which could result in customers deciding not to fly with us and adversely affect our business and reputation. We recently entered into agreements for bus service to transport passengers to our MSP hub. If these operators suffer a service problem, safety failure or accident, our brand would be negatively impacted.

Our reputation and brand could be harmed if we were to experience significant negative publicity, including through social media.

We operate in a public-facing industry with significant exposure to social media. Negative publicity, whether or not justified, can spread rapidly through social media. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand can be harmed. Damage to our overall reputation and brand could have a negative impact on our financial results.

We are highly dependent upon our cash balances, operating cash flows and availability under our Asset-Based Revolving Credit Facility, or ABL Facility.

As of December 31, 2019, our principal sources of liquidity were cash and cash equivalents of $         million, availability under our ABL Facility of $        million and availability under the 2019-01 EETC (as defined below) of $         million. In addition, we had restricted cash of $        million as of December 31, 2019. Restricted cash includes cash received as prepayment for chartered flights that is maintained in separate escrow accounts, from which the restrictions are released once transportation is provided. Our ABL Facility is not adequate to finance our operations, and thus we will continue to be dependent on our operating cash flows and cash balances to fund our operations, provide capital reserves and make scheduled payments on our aircraft-related fixed obligations. If we fail to generate sufficient funds from operations to meet our operating cash requirements or do not have access to availability under the ABL Facility, or other sources of borrowings or equity financing, we could default on our operating leases and fixed obligations. Our inability to meet our obligations as they become due would have a material adverse effect on our business, results of operations and financial condition.

Our liquidity would be adversely impacted, potentially materially, in the event one or more of our credit card processors were to impose holdback restrictions for payments due to us from credit card transactions.

We currently have agreements with organizations that process credit card transactions arising from purchases of air travel tickets by our customers. Credit card processors may have financial risk associated with tickets purchased for travel which can occur several weeks after the purchase. As of December 31, 2018, we were not subject to any credit card holdbacks under our credit card processing agreements, although if we fail to meet certain liquidity and other financial covenants, our credit card processors have the right to hold back credit card remittances to cover our obligations to them. If our credit card processors were to impose holdback restrictions on us, the negative impact on our liquidity could be significant which could have a material adverse effect on our business, results of operations and financial condition.

Our ability to obtain financing or access capital markets may be limited.

We have obligations to purchase aircraft and spare engines, and our current strategy is to rely on lessors or access to capital markets to provide financing for our aircraft acquisition needs. There are a number of factors that may affect our ability to raise financing or access the capital markets in the future, including our liquidity and credit status, our operating cash flows, market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets and the financial position of the major providers of commercial aircraft financing. We cannot assure you that we will be able to source external financing for our planned aircraft acquisitions or for other significant capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our business strategy or otherwise constrain our growth and operations.

Our maintenance costs will fluctuate over time, we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet and obligations to the lessors and we could incur significant maintenance expenses outside of such maintenance schedules in the future.

We have substantial maintenance expense obligations, including with respect to our aircraft operating leases. Prior to an aircraft being returned in connection with an operating lease, we will incur costs to restore these aircraft to the condition required by the terms of the underlying operating leases. The amount and timing of these so-called “return conditions” costs can prove unpredictable due to uncertainty regarding the maintenance status of each particular aircraft at the time it is to be returned and it is not unusual for disagreements to ensue between the airline and the leasing company as to the required redelivery conditions on a given aircraft or engine.

Outside of scheduled maintenance, we incur from time to time unscheduled maintenance which is not forecast in our operating plan or financial forecasts, and which can impose material unplanned costs and the loss of flight equipment from revenue service for a significant period of time. For example, a single unplanned engine event can require a shop visit costing several million dollars and cause the engine to be out of service for a number of weeks.

Furthermore, the terms of our lease agreements require us to pay maintenance reserves to the lessor in advance of the performance of major maintenance, resulting in our recording significant prepaid deposits on our balance sheet, and there are restrictions on the extent to which such maintenance reserves are available for reimbursement. In addition, the terms of any lease agreements that we enter into in the future could also require maintenance reserves in excess of our current requirements. Any significant increase in maintenance and repair expenses would have a material adverse effect on our business, results of operations and financial condition. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Aircraft Maintenance.”

We have a significant amount of aircraft-related fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive. As of December 31, 2018, our 30 aircraft fleet consisted of 22 aircraft financed under operating leases (including three seasonal leases), five aircraft financed under capital leases and three aircraft financed under secured debt arrangements. For the years ended December 31, 2019 and 2018, we incurred a total of $        and $67.2 million, respectively, for aircraft operating lease payments, capital lease payments and cash interest and principal payments related to aircraft debt. Additionally, we paid maintenance deposits of $         million and $31.2 million, respectively. As of December 31, 2018, we had future aircraft operating lease obligations of approximately $228.5 million and future principal debt obligations of $58.4 million, and we had future capital lease obligations of approximately $136.1 million. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance, cash flow, availability under our ABL Facility and our ability to secure adequate future financing, which will in turn depend on, among other things, the success of our current business strategy and our future financial and operating performance, competitive conditions, fuel price volatility, any significant weakening or improving in the U.S. economy, availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft-related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

•

require a substantial portion of cash flow from operations be used for operating lease and maintenance deposit payments and interest expense, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

•

make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;

•

reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with lower fixed payment obligations; and

•

cause us to lose access to one or more aircraft and forfeit our maintenance and other deposits if we are unable to make our required aircraft lease rental payments and our lessors exercise their remedies under the lease agreement, including cross-default provisions in certain of our leases.

There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all. A failure to pay our operating lease, debt and other fixed cost obligations or a breach of our contractual obligations, including our ABL Facility, could result in a variety of adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to cure our breach, fulfill our obligations, make required lease payments or otherwise cover our fixed costs and our secured lenders could foreclose against the assets securing the indebtedness owing to them, which would have a material adverse effect on our business, results of operations and financial condition.

We depend on a sole-source supplier for the majority of our aircraft parts and any supply disruption could have a material adverse effect on our business.

We have entered into a contract with a provider for the vast majority of our aircraft parts. We are vulnerable to any problems associated with the performance of this provider’s obligations to supply our aircraft parts, including design defects, mechanical problems and regulatory issues associated with engines and other parts. If this provider experiences a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, regulatory or quality compliance issues, or other financial, legal, regulatory or reputational issues, ceases to produce our aircraft parts, is unable to effectively deliver our aircraft parts on timelines and at the prices we have negotiated, or terminates the contract, we would incur substantial transition costs and we would lose the cost benefits from our current arrangement with this provider, which would have a material adverse effect on our business, results of operations and financial condition.

Reduction in demand for air transportation, or governmental reduction or limitation of operating capacity, in the domestic United States, Mexico, Caribbean or Canada markets could harm our business, results of operations and financial condition.

A significant portion of our operations are conducted to and from the domestic United States, Mexico, Caribbean or Canada markets. Our business, results of operations and financial condition could be harmed if we lose our authority to fly to these markets, by any circumstances causing a reduction in demand for air transportation, or by governmental reduction or limitation of operating capacity, in these markets, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, public health concerns, civil unrest, violence or terrorist-related activities. Furthermore, our business could be harmed if jurisdictions that currently limit competition allow additional airlines to compete on routes we serve.

We are subject to extensive regulation by the FAA, the DOT, the TSA, CBP and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that impose significant costs. In the last several years, Congress has passed laws and the FAA, DOT and TSA have issued regulations, orders, rulings and guidance relating to the operation, safety, and security of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with such laws and government regulations, orders, rulings and guidance. Additional laws, regulations, taxes and increased airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. For example, the FAA Reauthorization Act of 2018 directed the FAA to issue rules establishing minimum dimensions for passenger seats, including seat pitch, width and length. If adopted, these measures could have the effect of raising ticket prices, reducing revenue, and increasing costs.

For example, the DOT has broad authority over airlines and their consumer and competitive practices, and has used this authority to issue numerous regulations and pursue enforcement actions, including rules and fines relating to the handling of lengthy tarmac delays, consumer notice requirements, consumer complaints, price and airline advertising, distribution, oversales and involuntary denied boarding process and compensation, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage and the transportation of passengers with disabilities. Among these is the series of Enhanced Airline Passenger Protection rules issued by the DOT. In addition, the adoption of FAR Part 117 in 2014 modified required pilot rest periods and work hours and Congress has enacted a law and the FAA issued regulations requiring U.S. airline pilots to have a minimum number of hours as a pilot in order to qualify for an Air Transport Pilot certificate which all pilots on U.S. airlines must obtain. Furthermore, in October 2018, Congress passed the FAA Reauthorization Act of 2018, which extends FAA funds through fiscal year 2023. The legislation contains provisions which could have effects on our results of operations and financial condition. Among other provisions, the new law requires the DOT to clarify that, with respect to a passenger who is involuntarily denied boarding as a result of an oversold flight, there is no maximum level of compensation an air carrier may pay to such passenger and the compensation levels set forth in the regulations are the minimum levels of compensation an air carrier must pay to such a passenger, and to create new requirements for the treatment of disabled passengers. In addition it provides that the maximum civil penalty amount for damage to wheelchairs and other mobility aids or for injuring a disabled passenger may be trebled. The FAA must issue rules establishing minimum dimensions for passenger seats, including seat pitch, width and length. The FAA Reauthorization Act of 2018 also establishes new rest requirements for flight attendants and requires, within one year, that the FAA issue an order requiring installation of a secondary cockpit barrier on each new aircraft. The FAA Reauthorization Act of 2018 also provides for several other new requirements and rulemakings related to airlines, including but not limited to: (i) prohibition on voice communication cell phone use during certain flights, (ii) insecticide use disclosures, (iii) new training policy best practices for training regarding racial, ethnic, and religious non-discrimination, (iv) training on human trafficking for certain staff, (v) departure gate stroller check-in, (vi) the protection of pets on airplanes and service animal standards, (vii) requirements to refund promptly to passengers any ancillary fees paid for services not received, (viii) consumer complaint process improvements, (ix) pregnant passenger assistance, (x) restrictions on the ability to deny a revenue passenger permission to board or involuntarily remove such passenger from the aircraft, (xi) minimum customer service standards for large ticket agents, (xii) information publishing requirements for widespread disruptions and passenger rights, (xiii) submission of plans pertaining to employee and contractor training consistent with the Airline Passengers with Disabilities Bill of Rights, (xiv) ensuring assistance for passengers with disabilities, (xv) flight attendant duty period limitations and rest requirements, including submission of a fatigue risk management plan, (xvi) submission of policy concerning passenger sexual misconduct and (xvii) development of Employee Assault Prevention and Response Plan related to the customer service agents. Furthermore, in September 2019, the FAA published an Advance Notice of Proposed Rulemaking regarding flight attendant duty period limitations and rest requirements. Failure to remain in full compliance with these rules may subject us to fines or other enforcement action. FAR Part 117 and the minimum pilot hour requirements may also reduce our ability to meet flight crew staffing requirements.

We cannot assure you that compliance with these and other laws, regulations, orders, rulings and guidance will not have a material adverse effect on our business, results of operations and financial condition.

Compliance with the laws, regulations, orders, rulings and guidance applicable to the airline industry may increase our costs, which could have a material adverse effect on our business. For example, if our current standards do not meet the FAA’s rules regarding minimum dimensions for passenger seats, the number of seats on our aircraft would be reduced and our operating costs would increase.

In addition, the TSA imposes security procedures and requirements on U.S. airports and airlines serving U.S. airports, some of which are funded by a security fee imposed on passengers and collected by airlines, which impedes our ability to stimulate demand through low fares. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Our ability to operate as an airline is dependent on our obtaining and maintaining authorizations issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, operating aircraft, the grounding of aircraft, maintenance and inspection of aircraft, installation of new safety-related items, and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. Federal law requires that air carriers operating scheduled service be continuously “fit, willing and able” to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers managerial competence, operations, finances, and compliance record. In addition, under federal law, we must be a U.S. citizen (as determined under applicable law). Please see “Business—Foreign Ownership.” While the DOT has seldom revoked a carrier’s certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations.

International routes are regulated by air transport agreements and related agreements between the United States and foreign governments. Our ability to operate international routes is subject to change because the applicable agreements between the United States and foreign governments may be amended from time to time. Our access to new international markets may be limited by the applicable air transport agreements between the U.S. and foreign governments and our ability to obtain the necessary authority from the U.S. and foreign governments to fly the international routes. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals and airport slots and restrictions on competitive practices. We are subject to numerous foreign regulations in the countries outside the United States where we currently provide service. If we are not able to comply with this complex regulatory regime, our business could be significantly harmed. Please see “Business—Government Regulation.”

Our business could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. In particular, we depend on the services of our senior management team, particularly Jude Bricker, our Chief Executive Officer, and Dave Davis, our President and Chief Financial Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-man life insurance on our management team.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, the Dodd-Frank Act, related rules implemented or to be implemented by the Securities and Exchange Commission, or the SEC, and the listing rules of the             . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, our Class A common stock could be delisted, and we could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

Our quarterly results of operations fluctuate due to a number of factors, including seasonality.

We expect our quarterly results of operations to continue to fluctuate due to a number of factors, including our seasonal operations, competitive responses in key locations or routes, price changes in aircraft fuel and the timing and amount of maintenance expenses. As a result of these and other factors, quarter-to-quarter comparisons of our results of operations and month-to-month comparisons of our key operating statistics may not be reliable indicators of our future performance. Seasonality may cause our quarterly and monthly results to fluctuate since historically our passengers tend to fly more during the winter months and less in the summer and fall months. We cannot assure you that we will find profitable markets in which to operate during the off-peak season. Lower demand for air travel during the fall and other off-peak months could have a material adverse effect on our business, results of operations and financial condition.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including commercial, employment, class action, whistleblower, patent, product liability and other litigation and claims, and governmental and other regulatory investigations and proceedings. In particular, in recent years, there has been significant litigation in the United States and abroad involving airline consumer complaints. We have in the past faced, and may face in the future, claims by third parties that we have violated a passenger’s rights. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Our stock price may fluctuate significantly and purchasers of our Class A common stock could incur substantial losses.

The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	sales of our Class A common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations, or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance;

•	material weakness in our internal control over financial reporting; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition, and results of operations.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” These exemptions include not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (iii) the last day of our fiscal year following the fifth anniversary of the date of this offering, and (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock and our stock price may decline or become more volatile and it may be difficult for us to raise additional capital if and when we need it.

We will incur significant costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will continue to incur significant legal, accounting and other expenses. For example, we will be required to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, and              , our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meeting our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the             , regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We are continuing to improve our internal control over financial reporting.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act, which at the latest would be the end of the fiscal year following the fifth anniversary of this offering. At such time, our internal control over financial reporting may be insufficiently documented, designed or operating, which may cause our independent registered public accounting firm to issue a report that is adverse.

Our certificate of incorporation and bylaws include provisions limiting ownership and voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our certificate of incorporation and bylaws will restrict ownership and control of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law currently require that we be owned and controlled by U.S. citizens, that no more than 25.0% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that no more than 49.0% of our stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the United States, that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens and that we be under the actual control of U.S. citizens. Our certificate of incorporation and bylaws will provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our bylaws will further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in the loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law.

In addition, only U.S. citizens may purchase shares in this offering. By participating in this offering, you will be deemed to represent that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). The restrictions on ownership and control of shares of our common stock could materially limit your ability to resell any shares you purchase in this offering and could adversely impact the price that investors might be willing to pay in the future for shares of our Class A common stock.

We continue to be controlled by the Apollo Funds, and Apollo’s interests may conflict with our interests and the interests of other stockholders.

Following this offering, the Apollo Funds will beneficially own approximately      % of the voting power of our outstanding common equity (or approximately     % if the underwriters exercise their option to purchase additional shares in full), in part due to the voting power of the one share of Class B common stock to be issued to one of the Apollo Funds in connection with the Corporate Conversion. An affiliate of Apollo, as the holder of our one share of Class B common stock, will be entitled to a number of votes equal to the number of shares of Class A common stock issuable upon the full exercise of the outstanding Apollo Warrants at the time of such vote. As a result, the Apollo Funds will have the power to elect a majority of our directors. Therefore, individuals affiliated with Apollo will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including entering into significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates, including the Apollo Funds, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Apollo Funds could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as the Apollo Funds continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, the Apollo Funds will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. In addition, we have an executive committee that serves at the discretion of our Board and is composed of two members nominated by the Apollo Funds and our CEO, who are authorized to take actions (subject to certain exceptions) that it reasonably determines are appropriate. See “Management—Board Committees—Executive Committee” for a further discussion.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of the Apollo Funds, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, in July 2017, FTSE Russell and S&P Dow Jones announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

We are a “controlled company” within the meaning of the      rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, the Apollo Funds will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the              corporate governance standards. Under the         rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

We intend to utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the         .

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	providing that our board of directors will be divided into three classes, with each class of directors serving staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•

providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by the Apollo Funds;

•

empowering only the board to fill any vacancy on our board of directors (other than in respect of an Apollo Director (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	prohibiting stockholders from acting by written consent if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by the Apollo Funds;

•

to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by the Apollo Funds; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the DGCL, which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between Apollo and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as the Apollo Funds beneficially own a majority of the voting power of our outstanding common stock, the Apollo Funds will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these certificate of incorporation, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by the Apollo Funds and their right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your Class A common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Certain Corporate Anti-takeover Provisions.”

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of Apollo, its affiliated funds, the portfolio companies owned by such funds, any affiliates of Apollo, or any of their respective officers, directors, agents, stockholders, members or partners, will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of Apollo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to Apollo. For instance, a director of our company who also serves as a director, officer, or employee of Apollo or any of its portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of nine members,              of whom will be Apollo Directors. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by Apollo to itself or its affiliated funds, the portfolio companies owned by such funds or any affiliates of Apollo instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma as adjusted net tangible book value (deficit) per share as of December 31, 2019 and an initial public offering price of $         per share, we expect that purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $         per share, or $         per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value (deficit) per share and the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Our future earnings and earnings per share, as reported under GAAP, could be adversely impacted by the warrants granted to Amazon. If Amazon exercises its right to acquire shares of our Class A common stock pursuant to the 2019 Warrants, this will dilute the ownership interests of our then-existing stockholders and could adversely affect the market price of our Class A common stock.

The warrants granted to Amazon increase the number of diluted shares reported, which has an effect on our fully diluted earnings per share. Further, the 2019 Warrants are presented as liabilities in our consolidated balance sheet and are subject to fair value measurement adjustments during the periods that they are outstanding. Accordingly, future fluctuations in the fair value of the 2019 Warrants could have a material adverse effect on our results of operations. In addition, the majority of the 2019 Warrants will vest incrementally based on aggregate global payments by Amazon to the Company or its affiliates pursuant to the ATSA, or in certain circumstances immediately. If additional 2019 Warrants vest and Amazon exercises its right to acquire shares of our Class A common stock pursuant to the 2019 Warrants, which exercise (just like an investment in our company generally) is subject to limitations imposed by federal law on foreign ownership and control of U.S. airlines (see “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners”), it will dilute the ownership interests of our then-existing stockholders and reduce our earnings per share. In addition, any sales in the public market of any Class A common stock issuable upon the exercise of the 2019 Warrants could adversely affect prevailing market prices of our Class A common stock.

You may be diluted by the future issuance of additional Class A common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After the completion of this offering, we will have              shares of Class A common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares). Our certificate of incorporation will authorize us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. At the closing of this offering, we will have approximately             options outstanding, which are exercisable into approximately              shares of Class A common stock, and warrants outstanding, which are exercisable for approximately     shares of Class A common stock, subject to limitations imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.” Of the             2019 Warrants, approximately     % have vested and the remainder will vest incrementally based on aggregate global payments by Amazon to the Company or its affiliates pursuant to the ATSA. We have reserved approximately             shares for future grant under our Omnibus Equity Plan. See “Executive Compensation—Equity Compensation Plans—2020 Omnibus Incentive Plan.” Any Class A

common stock that we issue, including under our Omnibus Equity Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options or warrants would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

Our ABL Facility contains restrictions that limit our flexibility.

Our ABL Facility contains, and any future indebtedness of ours could also contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur additional debt, guarantee indebtedness, or issue certain preferred equity interests;

•	pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock, or make other restricted payments;

•	prepay, redeem, or repurchase certain debt;

•	make loans or certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. These restrictive covenants may limit our ability to engage in activities that may be in our long-term best interest. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

Future sales of our Class A common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

After the completion of this offering and the use of proceeds therefrom, we will have              shares of Class A common stock and warrants to purchase              shares of Class A common stock outstanding. The number of outstanding shares of Class A common stock includes              shares beneficially owned by the Apollo Funds and certain of our employees, that are “restricted securities,” as defined under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, each of our officers and directors, affiliates of Apollo and all of our other existing stockholders have agreed that (subject to certain exceptions), for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of certain underwriters, dispose of any shares of Class A common stock or any securities convertible into or exchangeable for our Class A common stock. See

“Underwriting.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our Class A common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. The underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, the Apollo Funds have certain rights to require us to register the sale of Class A common stock held by the Apollo Funds including in connection with underwritten offerings. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our Class A common stock or make it more difficult for you to sell your shares of Class A common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of Class A common stock that may be sold into the public market in the future.

There has been no prior public market for our Class A common stock and there can be no assurances that a viable public market for our Class A common stock will develop or be sustained.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market on             or otherwise or how liquid that market might become. The initial public offering price for the Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” If an active public market for our Class A common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. If you purchase our Class A common stock, you may not be able to resell those shares at or above the initial public offering price.

We do not anticipate paying dividends on our Class A common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our Class A common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our ABL Facility contains, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. As a result, capital appreciation, if any, of our Class A common stock may be your major source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our Class A common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations, and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and include, among other things, statements relating to:

•	our strategy, outlook and growth prospects;

•	our operational and financial targets and dividend policy;

•	general economic trends and trends in the industry and markets; and

•	the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	the impact of worldwide economic conditions;

•	changes in our fuel cost;

•	threatened or actual terrorist attacks, global instability and potential U.S. military actions or activities;

•	the competitive environment in our industry;

•	factors beyond our control, including air traffic congestion, weather, security measures, travel-related taxes and outbreak of disease;

•	our presence in international markets;

•	insurance costs;

•	changes in restrictions on, or increased taxes applicable to charges for, ancillary products and services;

•	air travel substitutes;

•	our ability to implement our business strategy successfully;

•	our ability to keep costs low;

•	our reliance on the Minneapolis/St. Paul market;

•	our reputation and business being adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel;

•	our reliance on third-party providers and other commercial partners to perform functions integral to our operations.

•	operational disruptions;

•	our ability to grow or maintain our unit revenues or maintain our ancillary revenues;

•	increased labor costs, union disputes, employee strikes and other labor-related disruptions;

•	governmental regulation;

•	our inability to maintain an optimal daily aircraft utilization rate;

•	our ability to attract and retain qualified personnel;

•	our inability to expand or operate reliably and efficiently out of airports where we maintain a large presence;

•	environmental and noise laws and regulations;

•	negative publicity regarding our customer service;

•	our liquidity and dependence on cash balances and operating cash flows;

•	our ability to maintain our liquidity in the event one or more of our credit card processors were to impose holdback restrictions;

•	our ability to obtain financing or access capital markets;

•	aircraft-related fixed obligations that could impair our liquidity;

•	our maintenance obligations;

•	our sole-source supplier for our aircraft and engines;

•	loss of key personnel; and

•	other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We expect to receive approximately $        million of net proceeds (based upon the assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares) from the sale of the Class A common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the public offering would increase (decrease) our net proceeds by approximately $         million. We estimate that the net proceeds to us, if the underwriters exercise their option to purchase the maximum number of additional shares of Class A common stock from us, will be approximately $        million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering (based upon the assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus).

We currently expect to use approximately $         million of the proceeds from this offering to pay fees and expenses in connection with this offering, which include legal and accounting fees, SEC and FINRA registration fees, printing expenses, and other similar fees and expenses. We intend to use any remaining proceeds for general corporate purposes. While we currently have no specific plan for the use of the remaining net proceeds of this offering, we anticipate using a significant portion of these proceeds to implement our growth strategies and generate funds for working capital. Our management team will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of any remaining net proceeds will depend upon market conditions, among other factors.

DIVIDEND POLICY

We currently do not intend to pay cash dividends on our Class A common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our Class A common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our ABL Facility and under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019 on:

•	an actual basis;

•

a pro forma basis to give effect to: (i) the Corporate Conversion and the filing and effectiveness of our certificate of incorporation, which will be in effect immediately prior to the completion of this offering, and (ii) the exercise of outstanding Apollo Warrants for     shares of Class A common stock in connection with this offering; and

•	a pro forma as adjusted basis to give further effect to this offering and the application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial and Operating Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and the related notes thereto.

As of December 31, 2019
	Actual		Pro forma		Pro forma as adjusted
(in thousands, except share data)
Cash and cash equivalents	$		$		$

Total debt	$		$		$
Stockholders’ Equity:
SCA common stock—5,000,000 shares authorized; shares issued and outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)				—		—
Class A common stock—$0.01 par value; no shares authorized, no shares issued and outstanding (actual); shares authorized, shares issued and outstanding (pro forma); shares authorized, shares issued and outstanding (pro forma as adjusted) (1)		—
Class B common stock—$0.01 par value; no shares authorized, no shares issued and outstanding (actual); one share authorized, one share issued and outstanding (pro forma); one share authorized, one share issued and outstanding (pro forma as adjusted)		—
Preferred stock—$0.01 par value; no shares authorized, no shares issued and outstanding (actual); shares authorized, no shares issued and outstanding (pro forma and pro forma as adjusted)		—		—		—
Loans to SCA common stockholders				—		—
Additional paid-in capital
Retained earnings

Total stockholders’ equity

Total capitalization	$		$		$

(1)

Following this offering, Apollo Warrants to purchase an aggregate of             shares of Class A common stock will remain outstanding and 2019 Warrants to purchase an aggregate of              shares of Class A common stock, approximately     % of which have vested, will remain outstanding. As is the case for investment in our company generally, the exercise of the Apollo Warrants and 2019 Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value (deficit) per share of our Class A common stock after this offering.

Our pro forma net tangible book value (deficit) as of December 31, 2019 was $         , or $          per share of our Class A common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less goodwill and deferred offering costs) less total liabilities divided by the number of shares of Class A common stock issued and outstanding as of December 31, 2019, after giving effect to the Corporate Conversion and the filing and effectiveness of our certificate of incorporation, which will be in effect immediately prior to the completion of this offering, and the exercise of outstanding Apollo Warrants for    shares of Class A common stock in connection with this offering.

Our pro forma as adjusted net tangible book value (deficit) as of December 31, 2019 was $        , or $        per share of our Class A common stock. Pro forma as adjusted net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) after giving effect to the sale of    shares of Class A common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the net proceeds from this offering.

The following table illustrates the dilution per share of our Class A common stock, assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock:

Assumed initial public offering price per share	$
Pro forma net tangible book value (deficit) per share as of December 31, 2019

Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors purchasing shares in this offering	$

Dilution per share to new investors purchasing shares in this offering is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share after this offering from the initial public offering price per share of Class A common stock.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) per share after this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and decrease (increase) the dilution to new investors by approximately $         per share, in each case assuming the assumed initial public offering price of $         per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma as adjusted net tangible book value (deficit) per share would be $         per share, and the dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors in this offering would be $         per share.

The following table summarizes, as of December 31, 2019, the total number of shares of Class A common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $      per share, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $        , $         and $         per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our Class A common stock, the percentage of Class A common stock held by existing investors would be      %, and the percentage of shares of Class A common stock held by new investors would be     %.

The foregoing tables and calculations, except as otherwise indicated:

•	assume the completion of the Corporate Conversion, and as a result, are based on shares of Class A common stock outstanding as of December 31, 2019;

•	assume an initial public offering price of $ per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus;

•	assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock in this offering;

•

assume the exercise of outstanding Apollo Warrants for     shares of Class A common stock in connection with this offering. Following this offering, Apollo Warrants to purchase an aggregate of     shares of Class A common stock will remain outstanding. The exercise of the Apollo Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners”;

•

assume no exercise of the 2019 Warrants to purchase an aggregate of     shares of Class A common stock, approximately     % of which have vested. As is the case for investment in our company generally, the exercise of the 2019 Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners”;

•

do not reflect an additional     shares of our Class A common stock reserved for future grant under the Omnibus Equity Plan. See “Executive Compensation—Equity Compensation Plans—2020 Omnibus Incentive Plan”; and

•

do not reflect             shares of Class A common stock that may be issued upon the exercise of stock options outstanding as of the consummation of this offering under the SCA Acquisition Equity Plan. The following table sets forth the outstanding stock options under the SCA Acquisition Equity Plan as of December 31, 2019 (assuming the completion of the Corporate Conversion):

	Number of Options(1)	Weighted-Average Exercise Price Per Share
Vested stock options (time-based vesting)		$
Unvested stock options (time-based vesting)		$
Unvested stock options (performance-based vesting)		$

(1)	Upon a holder’s exercise of one option, we will issue to the holder one share of Class A common stock.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders. To the extent that any outstanding options or warrants to purchase our Class A common stock are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data for the periods indicated. We have derived the selected historical consolidated statement of operations data for the year ended December 31, 2019 and for the periods January 1, 2018 through April 10, 2018 (Predecessor) and April 11, 2018 through December 31, 2018 (Successor) from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our selected historical consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus.

Our combined statement of operations data for the year ended December 31, 2018, which we refer to as the Combined 2018 period, represent the mathematical addition of the Predecessor period from January 1, 2018 through April 10, 2018 and the Successor period from April 11, 2018 to December 31, 2018. This combination does not comply with GAAP, but is presented because our core operations continued throughout 2018 and we believe it provides the most meaningful comparison of our results. This combined data is presented for supplemental purposes only and (1) may not reflect the actual results we would have achieved absent the acquisition, (2) may not be predictive of future results of operations and (3) should not be viewed as a substitute for the financial results of the Successor and Predecessor presented in accordance with GAAP. The significant differences in accounting for the Successor period as compared to the Predecessor period, which were established as part of our acquisition by the Apollo Funds, are in (1) aircraft rent, due to the over-market liabilities related to unfavorable terms of our existing aircraft leases and maintenance reserve payments, which will be amortized on a straight-line basis as a reduction of aircraft rent over the remaining life of each lease, (2) maintenance expenses, due to recognizing a liability (or contra-asset) that will offset expenses for maintenance events incurred by the Successor but paid for by the Predecessor and (3) depreciation and amortization, due to the recognition of our property and equipment and other intangible assets at fair value at the time of the acquisition, which will be amortized through depreciation and amortization on a straight-line basis over their respective useful lives. Please see our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands)
Operating Revenues:
Passenger	$	$335,824	$172,897	$508,721
Other		49,107	24,555	73,662

Total Operating Revenue		384,931	197,452	582,383

Operating Expenses:
Aircraft Fuel		119,553	45,790	165,343
Salaries, Wages, and Benefits		90,263	36,964	127,227
Aircraft Rent(1)		36,831	28,329	65,160
Maintenance(2)		15,491	9,508	24,999
Sales and Marketing		17,180	10,854	28,034
Depreciation and Amortization(3)		14,405	2,526	16,931
Ground Handling		23,828	8,619	32,447

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands)
Landing Fees and Airport Rent	$	$25,977	$10,481	$36,458
Special Items, net		(6,706)	271	(6,435)
Other Operating, net		40,877	17,994	58,871

Total Operating Expenses		377,699	171,336	549,035

Operating Income		7,232	26,116	33,348

Non-operating Income (Expense):
Interest Income		258	96	354
Interest Expense		(6,060)	(339)	(6,399)
Other, net		(1,636)	37	(1,599)

Total Non-operating Expense		(7,438)	(206)	(7,644)
Income (Loss) before Income Tax		(206)	25,910	25,704

Income Tax Expense		161	—	161

Net Income (Loss)	$	$(367)	$25,910	$25,543

Net Income (Loss) per share to common stockholders:
Basic and diluted	$	$(0.15)	$0.26

Weighted average shares outstanding:
Basic and diluted		2,472	100,000
Pro forma Net Income (Loss) per share to common stockholders(4):
Basic and diluted
Pro forma weighted average shares outstanding:
Basic and diluted

(1)

Aircraft Rent expense for the Successor period is reduced due to amortization of a liability representing lease rates and maintenance reserves which were higher than market terms of similar leases at the time of our acquisition by the Apollo Funds. This liability was recognized at the time of the acquisition and is being amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease. See Note 2 and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(2)

Maintenance expense for the Successor period is reduced due to recognizing a liability (or contra-asset) to represent the Successor’s obligation to perform planned maintenance events paid for by the Predecessor on leased aircraft at the date of our acquisition by the Apollo Funds. The liability (or contra-asset) is recognized as a reduction to Maintenance expense as reimbursable maintenance events are performed and maintenance expense is incurred. See Note 2 and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(3)

Depreciation and amortization expense increased in the Successor period due to higher fair values for certain acquired assets and to the amortization of definite-lived intangible assets. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(4)

See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted pro forma net income (loss) per share to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	As of December 31,
	2019	2018
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$29,600
Total assets		675,832
Long-term debt and finance lease obligations, including current portion(1)		58,429
Stockholders’ equity		235,647

(1)

Finance lease obligations were formerly referred to as capital lease obligations prior to our adoption of the new leasing standard on January 1, 2019. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Sun Country Airlines is a Minnesota-based high-growth, low-cost air carrier focused on serving leisure passengers on flights throughout the United States and to destinations in Mexico, Central America, the Caribbean and Canada. Sun Country Airlines represents a new breed of hybrid carrier. We operate an agile network consisting of our core scheduled service business and our synergistic and profitable charter business. Our unique model dynamically deploys shared aircraft and flight crews across our service lines to generate superior returns and high margins. We optimize capacity allocation by market, time of year, day of week and line of business by shifting flying to markets during periods of high demand and away from markets during periods of low demand with far greater frequency than other airlines. The only carrier in the United States that flies a similar flexible network to us is Allegiant Travel Company, but Allegiant flies to different markets than we do with a basic product, smaller charter business and limited ticket distribution network through its website. Our model includes many of the low-cost structure characteristics of ULCCs (which include Allegiant Travel Company, Spirit Airlines and Frontier Airlines), such as an unbundled product, point-to-point service and a single-family fleet of Boeing 737-NG aircraft, which allow us to maintain a cost base comparable to these ULCCs. However, we offer an elevated product that we believe is superior to the ULCCs and consistent with that of LCCs (which include Southwest Airlines and JetBlue Airways). For example, our product includes more legroom, free beverages, in-flight entertainment and in-seat power, none of which are offered by the ULCCs. The combination of our agile “peak demand” network with our elevated consumer product allows us to generate higher TRASM than ULCCs while maintaining lower CASM excluding fuel than LCCs.

Our agile “peak demand” scheduling strategy is focused on flexing capacity by day of the week, month of the year and line of business to capture what we believe are the most profitable flying opportunities. Our agility is supported by our variable cost structure and the cross utilization of our people and assets between lines of business. Our agile peak demand strategy allows us to generate higher TRASM by focusing on days with stronger demand.

As part of our business transformation, we have reduced our unit costs by outsourcing our Minneapolis station handling, renegotiating our component maintenance agreement, implementing fuel savings initiatives, reducing catering costs and renegotiating distribution contracts, among other cost-saving initiatives. We keep our aircraft ownership costs low by purchasing mid-life Boeing 737 aircraft, which have a lower purchase price than comparable new Boeing 737 aircraft. We operate a single family aircraft fleet which has both operational and cost advantages, such as allowing for optimization of crew scheduling and training and lower maintenance costs. In part due to our cost saving initiatives, our CASM excluding fuel has decreased from 7.79 cents for the year ended December 31, 2017 to     cents for the year ended December 31, 2019. We are focused on continuous cost rationalization and identifying potential redundancies or inefficiencies in our operations. Our unique business model and strategy positions us well to maintain and improve our low CASM despite having lower utilization rates than most of our peers.

In December 2019, we entered into the ATSA with Amazon to provide air cargo transportation services. We expect that the ATSA will result in various benefits including, among others, growth in revenues, improved cash flows and operating efficiencies. In addition, we expect to further expand our fleet and take delivery of 10 additional Boeing 737-800 aircraft provided by Amazon between the second quarter and the third quarter of

2020. Achieving the anticipated benefits from the agreement is subject to a number of challenges and uncertainties, such as unforeseen maintenance and other costs and our ability to hire pilots, crew and other personnel necessary to support the Amazon operations. We plan to allocate resources towards the Amazon operations during the ramp up period, which is expected to extend through the fourth quarter of 2020. Pursuant to the agreement, we are entitled to receive from Amazon upfront payments towards start-up costs, a portion of which will be received in 2019, in addition to fixed monthly payments per aircraft and variable payments based on block hours flown. We have not historically had any significant cargo operations, nor have we had main deck cargo operations, however, we expect to leverage our core operations and operational capabilities in executing the additional services for Amazon.

Basis of Presentation

On April 11, 2018, MN Airlines, LLC was acquired by the Apollo Funds. As a result of the change of control, the acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that our assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. Accordingly, the financial information provided in this prospectus is presented as “Predecessor” or “Successor” to indicate whether they relate to the period preceding the acquisition or the period succeeding the acquisition, respectively. Additionally, in May 2019, we converted the operating entity of the airline from MN Airlines, LLC d/b/a Sun Country Airlines to Sun Country, Inc. d/b/a Sun Country Airlines.

We have presented results of operations, including the related discussion and analysis, for the year ended December 31, 2019 (“Successor 2019 period”) compared to the combined periods from January 1, 2018 through April 10, 2018 (“Predecessor 2018 period”) and April 11, 2018 through December 31, 2018 (“Successor 2018 period”). The comparability of the Successor 2019 period to the Successor 2018 and Predecessor 2018 period may be impacted due to the recognition of assets and liabilities at their fair value at the acquisition date. The new basis of accounting primarily impacted the values of our property and equipment, leased aircraft, maintenance reserves and intangible assets, resulting in increased depreciation and amortization and decreased aircraft rent and maintenance expenses. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

This combination of the Predecessor 2018 period and the Successor 2018 period does not comply with GAAP, but is presented because our core operations continued throughout 2018 and we believe it provides the most meaningful comparison of our results. This combined data is presented for supplemental purposes only and (1) may not reflect the actual results we would have achieved absent the acquisition, (2) may not be predictive of future results of operations, and (3) should not be viewed as a substitute for the financial results of the Successor and Predecessor presented in accordance with GAAP. For all other metrics, to the extent that the change in basis had a material impact on our results, we have disclosed such impact below.

The financial information, accounting policies and activities of the Successor and Predecessor are referred to those of the Company. The Successor adopted the Predecessor’s accounting policies. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Year in Review

Since late 2017, we have been focused on implementing our high-growth, low-cost strategy by transforming our business model to provide a high quality travel experience at affordable fares. In the last two years, we invested significantly in mid-life Boeing 737-800 aircraft, new aircraft interiors and seat densification, and other growth-oriented and cost-saving initiatives. Additionally, we have meaningfully expanded our ancillary product offerings, which allows us to stimulate passenger demand for our product through low base fares and enables passengers to identify, select and pay for the products and services they want to use, which is further complemented by the overhaul of our reservation and distribution system and new website in 2019. We believe a key component of our success is establishing Sun Country as a high growth, low-cost carrier in the United States by attracting customers with low fares and garnering repeat business by delivering a high quality passenger experience, offering state-of-the-art seat equipment, free streaming in-flight entertainment to passenger devices, seat recline and seat-back power in all of our aircraft, none of which are offered by ULCCs. Furthermore, we redesigned our loyalty program in the fourth quarter of 2018 to be simple and family friendly, and improved the flexibility of our cancellation policy.

During 2019, we reconfigured the seat density of substantially all our aircraft to 183 seats, and subsequently further increased the seat density of our fleet to 186 seats. At 186 seats, we offer two different seat categories: Best and Standard. Best includes preferred boarding, one complimentary alcoholic beverage, four inches of extra legroom and 150% extra recline.

Our revenue has grown from $560 million in 2017 to $         million in 2019 primarily as a result of our increased capacity following the expansion of our network. Our ASMs increased from 5.3 billion in 2017 to                 billion in 2019, driven primarily by an increase in average seat density of our aircraft and an increase in the number of flights and block hours. Our scheduled service revenue has grown from $372 million in 2017 to $         million in 2019. We have focused on the expansion of our network on point-to-point travel outside of MSP to leverage seasonal demand where other airlines are unable to respond effectively to the needs of the market. Since implementing our non-MSP route strategy in early 2018, we grew this service to 10% of scheduled service block hours in 2018 and further increased non-MSP service to     % of scheduled service block hours in 2019. Additionally, we meaningfully expanded our ancillary product offering in the last two years by introducing carry-on and checked bag fees and increasing our buy-on-board options. These efforts led to an increase in ancillary revenue from $33 million in 2017 to $         million in 2019. Ancillary revenue per passenger increased from $13.34 to $                 from 2017 to 2019. Our charter service revenue has grown from $132 million in 2017 to $        million in 2019 primarily due to an increase in the number of charter flights for our casino and sports customers and the U.S. Department of Defense. Other revenue declined from $22 million in 2017 to $         million in 2019 primarily due to lower net revenues from our Sun Country Vacations products along with lower cargo and mail revenues.

Our cost savings initiatives have contributed to reductions in operating costs reflected in a decrease in CASM excluding fuel from 7.79 cents in 2017 to     cents in 2019. Accordingly, we are able to offer highly competitive low-cost fares to our customers and have reduced our average fare per scheduled service passenger from $148.60 in 2017 to $         in 2019. The primary drivers of our cost savings were our outsourcing of Minneapolis station handling, reworking of spare parts agreements, fuel savings initiatives, catering cost reductions and renegotiation of distribution contracts. Our cost structure has resulted in our unique ability to maintain low costs at lower utilizations, which enables us to tailor schedules to peak periods of demand. These efforts have resulted in our operating margin improving from 5.3% in 2017 to     % in 2019.

We transformed our front- and back-end technology, which laid the foundation for future growth and improved merchandising. In June 2019, we introduced our new website which makes booking and travel easier and more enjoyable for our customers. Driving ticket sales through our own website increases our profitability as our website is our lowest cost distribution center, and our redesigned website led to an increased conversion rate and increased bookings on mobile devices. We also completed the implementation of a robust and scalable reservation and distribution system to improve our ability to issue, track and accept electronic tickets, conduct check-in, board and manage our passengers and access to GDSs, which we expect to expand our services to potential passengers.

Fleet Plan

During 2019 we completed the transition of our fleet to substantially all mid-life Boeing 737-800s, a Boeing 737-NG variant, and as of December 31, 2019 we operated a fleet of      aircraft. The use of a single aircraft variant allows for additional cost efficiencies as a result of simplified scheduling, maintenance, flight operations and training.

The transition to 737-800s also resulted in an increase in seat density on substantially all of our aircraft to 183 seats in 2019, which will provide for greater fuel efficiency per ASM. We further increased the seat density of our fleet to 186 seats as a result of additional seat reconfiguration.

We currently have plans to grow our 2020 operating capacity as we take delivery of additional aircraft and make changes to our network. We have agreements in place to add four aircraft in 2020, with an offset of reducing our seasonal fleet by two aircraft, and we have identified commercial opportunities to add between three and five additional aircraft to our fleet in 2021. We then plan to grow the fleet to 50 aircraft by the end of 2023. We expect to finance all of our additional aircraft through debt or finance leases, though we also may enter into new operating leases on an opportunistic basis. Additionally, we intend to buy out certain of our existing aircraft currently financed under operating lease agreements over the next several years using enhanced equipment trust certificates, or EETC, issued through pass-through trusts, which are structured to provide for certain credit enhancements that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of our aircraft financing. We expect to further expand our fleet through our agreement to provide air cargo services to Amazon. We plan to take delivery of an additional 10 Boeing 737-800 aircraft provided by Amazon between the second and third quarters of 2020.

Our strategy is to target mid-life aircraft due to the lower ownership costs relative to new aircraft and the flexibility associated with a liquid market for mid-life aircraft allowing us to adjust the composition of our fleet with limited forward commitments. The average age of the passenger aircraft in our fleet as of December 31, 2018 was approximately 15 years, and we do not expect this to change in the near future. We view aircraft ownership as preferable to leasing due to the increased level of control to optimize and utilize maintenance value, competitive financing costs at investment grade rates, and flexibility to sell or retire aircraft at any time.

Our fleet management strategy also includes making use of short-term leases to support increased seasonal demand. For example, our 737-800 seasonal lease agreement allows us to increase our capacity during our busier winter months in an affordable and flexible manner due to the counter cyclical nature of our networks.

Trends and Uncertainties Affecting Our Business

We believe our operating performance is driven by various factors that typically affect airlines and their markets, including trends which affect the broader travel industry, as well as trends which affect the specific markets and customer base that we target. The following key factors may affect our future performance:

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are the fare, flight schedules, number of routes served from a city, frequent flyer programs, product and passenger amenities, customer service, fleet type and reputation. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Airlines typically use discounted fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase PRASM.

The availability of low-priced fares coupled with an increase in domestic capacity has led to dramatic changes in pricing behavior in many U.S. markets. Legacy network carriers have also begun matching LCC and ULCC pricing on portions of their marginal unsold capacity, which we expect to continue for the foreseeable future. Many domestic carriers have also begun matching lower cost airline pricing, either with limited or unlimited inventory. Moreover, many other airlines have unbundled their services, at least in part, by charging separately for services such as baggage and advance seat selection, which previously were offered as a component of their base fares. This unbundling and other cost-reducing measures could enable competitor airlines to reduce fares on routes that we serve, which could materially adversely affect our business. Refer to “Risk Factors” included elsewhere in this prospectus for additional information.

Aircraft Fuel. Fuel expense represents our single largest operating expense. Jet fuel prices and availability are subject to market fluctuations, refining capacity, periods of market surplus and shortage and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. The future cost and availability of jet fuel cannot be predicted with any degree of certainty. For the year ended December 31, 2018, approximately 48% of our fuel was purchased from two vendors. This concentration is largely driven by our substantial operations in MSP.

To hedge the economic risk associated with volatile aircraft fuel prices, we periodically enter into fuel collars, which allow us to reduce the overall cost of hedging, but may prevent us from participating in the benefit of downward price movements. In the past, we have also entered into fuel option and swap contracts. As of December 31, 2019, we had hedges in place for approximately             % of our projected fuel requirements for scheduled service operations in 2020, with all of our then existing options expected to be exercised or expire by the end of 2021. Generally, our charter operations have pass-through provisions for fuel costs, and therefore we do not hedge our fuel requirements for that component of our business.

Our fuel hedging strategy is dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements, the pricing of hedges and other derivative products in the market and our overall appetite for risk. We believe our strategy economically hedges against unexpected price volatility. However, we cannot be assured that our hedging strategy will be effective or that we will continue our strategy in the future.

We do not apply hedge accounting on our fuel derivative contracts, and as a result, changes in the fair value of our fuel derivative contracts are recorded within the period as a component of aircraft fuel expense. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of our hedging activity.

Seasonality and Volatility. The airline industry is affected by economic cycles and trends, where unfavorable economic conditions have historically reduced airline travel spending. For most VFR travel, and cost-conscious leisure travelers, travel is a discretionary expense, and although we believe low-cost airlines are best suited to attract travelers during periods of unfavorable economic conditions as a result of such carriers’ low base fares, travelers have often elected to replace air travel at such times with car travel or other forms of ground transportation or have opted not to travel at all.

Our operations are highly seasonal as we manage our route network and aircraft fleet to match demand. As a result, our results of operations for any interim period are not necessarily indicative of those for the entire year. We generally expect demand to be greater in the winter season due to our customers’ propensity to travel to warm leisure destinations from MSP, and in the summer season due to increased demand for VFR and leisure travel. We continually work to meet the need of both VFR and leisure travelers. Accordingly, our network of destinations includes those popular year-round, as well as those that are highly seasonal, and we adapt our flight schedule according to expected patterns of demand throughout the year. Understanding the purpose of our customers’ travel and our ability to adjust capacity accordingly helps us optimize destinations, strengthen our network and increase unit revenues. We will look to incorporate new destinations with seasonality that complements our current mix of customers and destinations to mitigate the overall impact of seasonality on our business. Part of our network strategy includes expanding our presence outside of MSP to leverage seasonal demands peaks where other airlines are unable to effectively respond to the needs of the market. For example, we expect to continue to target cold-to-warm leisure markets in the upper Midwest, where we believe we have a competitive advantage due to our cold weather operational expertise and strong brand recognition, as well as other large, fragmented markets. We also continue to use seasonal aircraft leases to accommodate increased demand during peak seasons. Furthermore, our charter operations complement our network strategy by maintaining aircraft and crew utilization in periods when scheduled service would be less profitable.

Labor. The airline industry is heavily unionized and our business is labor intensive. The wages, benefits and work rules of unionized airline industry employees are determined by CBAs. Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, CBAs generally contain “amendable dates” rather than expiration dates and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. This process continues until either the parties have reached agreement on a new CBA or the parties have been released to “self-help” by the NMB. In most circumstances the RLA prohibits strikes, however, after the release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

As of December 31, 2018, 53% of our employees were represented by three union groups. The union groups include our pilots, represented by the Air Line Pilots Association, our flight attendants, represented by the International Brotherhood of Teamsters, and our dispatchers, represented by the Transport Workers Union. Our collective bargaining agreement with our dispatchers became amendable on September 27, 2017 and we entered into NMB mediation with the union representing this group on September 19, 2018. On December 3, 2019 our dispatchers approved a new contract, now amendable on November 14, 2024. Our collective bargaining agreement with our flight attendants is currently amendable and we are in negotiations with the union representing this group. Our collective bargaining agreement with our pilots is amendable on October 31, 2020. If we are unable to reach an agreement with the respective unions in current or future negotiations regarding the terms of their CBAs, we may be subject to operational slowdowns or stoppages, which is likely to adversely affect our ability to conduct business. Any agreement we do reach could increase our labor and related expenses.

Aircraft Maintenance. The amount of total maintenance costs and related depreciation of significant maintenance expense is subject to variables such as estimated utilization rates, average stage length, the interval between significant maintenance events, the size, age and makeup of our fleet, maintenance holidays, government regulations and the level of unscheduled maintenance events and their actual costs.

Maintenance expense grew through 2019 and 2018 mainly as a result of a growing fleet, a trend that we expect to continue for the next several years as we take delivery of additional aircraft.

As of December 31, 2018, the average age of our passenger aircraft was approximately 15 years.

The terms of our aircraft lease agreements generally provide that we pay maintenance reserves, also known as supplemental rent, monthly to our lessors to be held as collateral in advance of significant maintenance activities required to be performed by us, resulting in our recording significant lessor maintenance deposits on our consolidated balance sheet. Some portions of the maintenance reserve payments are fixed contractual amounts, while others are based on a utilization measure, such as actual flight hours or cycles, and vary by agreement. As a result, for leases requiring maintenance reserves, the cash costs of scheduled significant maintenance events are paid in advance of the recognition of the maintenance event in our results of operations. For more information, refer to “Critical Accounting Policies and Estimates—Aircraft Maintenance.”

Components of Operations

Operating Revenues

Scheduled service. Scheduled service revenue consists of base fares, unused and expired passenger credits and other expired travel credits.

Ancillary. Ancillary revenue consists of revenue generated from air travel-related services such as baggage fees, seat selection and upgrade fees, itinerary service fees, on-board sales and sales of trip insurance.

Charter service. Charter service revenue consists of revenue earned from our charter operations, primarily generated through our service to the U.S. Department of Defense, collegiate and professional sports teams and casinos.

Other. Other revenue consists primarily of revenue from services in connection with our Sun Country Vacations products, including organizing ground services, such as hotel, car and transfers. Other revenue also includes services not directly related to providing passenger services such as the advertising, marketing and brand elements resulting from our co-branded credit card program. This component of our revenues also includes revenue from mail and cargo operations through the use of cargo space on regularly scheduled passenger aircraft.

Operating Expenses

Aircraft Fuel. Aircraft fuel expense is our single largest operating expense. It includes jet fuel, federal and state taxes, other fees and the mark-to-market gains and losses associated with our fuel derivative contracts as we do not apply hedge accounting. Aircraft fuel expense can be volatile, even between quarters, due to price changes and mark-to-market gains and losses in the value of the underlying derivative instruments as crude oil prices and refining margins increase or decrease.

Salaries, Wages, and Benefits. Salaries, wages, and benefits expense includes salaries, hourly wages, bonuses, equity-based compensation and profit sharing paid to employees for their services, as well as related expenses associated with medical benefits, employee benefit plans, employer payroll taxes and other employee related costs.

Aircraft Rent. Aircraft rent expense consists of monthly lease charges for aircraft and spare engines under the terms of the related operating leases and is recognized on a straight-line basis. Aircraft rent expense also includes supplemental rent, which consists of maintenance reserves paid to aircraft lessors in advance of the performance of significant maintenance activities that are not probable of being reimbursed to us by the lessor during the lease term, as well as lease return costs, which consist of all costs that would be incurred at the return of the aircraft, including costs incurred to return the airframe and engines to the condition required by the lease. Aircraft rent expense is partially offset by the amortization of over-market liabilities related to unfavorable terms of our operating leases and maintenance reserves which existed as of the date of our acquisition by the Apollo Funds, which were established as part of the acquisition. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for further information on the over-market liabilities.

Maintenance. Maintenance expense includes the cost of all parts, materials and fees for repairs performed by us and our third-party vendors to maintain our fleet. It excludes direct labor cost related to our own mechanics, which are included in salaries, wages and benefits expense. It also excludes maintenance expenses, which are deferred based on the built-in overhaul method for owned aircraft and subsequently amortized as a component of depreciation and amortization expense. Our maintenance expense is reduced due to recognizing a liability (or contra-asset) that offsets expenses for maintenance events incurred by the Successor but paid for by the Predecessor, established as part of our acquisition by the Apollo Funds for aircraft in our fleet as of the date of the acquisition. For more information on these accounting methods, refer to “—Critical Accounting Policies and Estimates—Aircraft Maintenance.”

Sales and Marketing. Sales and marketing expense includes credit card processing fees, travel agent commissions and related global distribution systems fees, advertising, sponsorship and distribution costs, such as the costs of our call centers, and costs associated with our frequent flier program. It excludes related salary and wages of personnel, which are included in salaries benefits and wages expense.

Depreciation and Amortization. Depreciation and amortization expense includes depreciation of fixed assets we own and leasehold improvements, as well as the amortization of capitalized software costs and finite-lived intangible assets. It also includes the amortization of significant maintenance expenses we deferred under the built-in overhaul method for owned aircraft.

Ground Handling. Ground handling includes ground activities including baggage handling, ticket counter and other ground services.

Landing Fees and Airport Rent. Landing fees and airport rent includes aircraft landing fees and charges for the use of airport facilities.

Special Items, net. Special items, net includes the impact of changes to the terms of our rewards program recognized in 2018. The program changes included a net reduction in expenses of $8.5 million due to the earlier expiration of outstanding points, partially offset by an increase in expense as a result of improved terms for members’ redemption of points. We also recognized $2.0 million of expense during the Combined 2018 period related to early-out and employee separation expenses incurred in connection with outsourcing certain operations and other employee initiatives. These efforts were primarily related to airport station, flight attendants and ground handling employees.

Other Operating. Other operating expenses include crew and other employee travel, interrupted trip expenses, information technology, property taxes and insurance, including hull-liability insurance, supplies, legal and other professional fees, facilities and all other administrative and operational overhead expenses.

Non-operating Income (Expense)

Interest Income. Interest income includes interest on our cash and equivalent and investment balances.

Interest Income. Interest income includes interest on our cash and equivalent and investment balances. Interest income is generally immaterial to our results of operations, reflecting the current low interest rate environment and our unrestricted cash balances.

Other, net. Other expenses include activities not classified in any other area of the consolidated statements of operations, such as gain or loss on sale or retirement of assets and certain consulting expenses.

Income Taxes

During the Predecessor period, we were taxed as a limited liability company as our prior owners had elected to be treated as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), whereby our income or loss was reported by our SCA common stockholders on their individual tax returns. Therefore, no provision for income tax expense was included on the consolidated statements of operations during the Predecessor 2018 period.

At the acquisition date, we elected to be treated as a corporation for income tax purposes. Therefore, within the Successor periods we account for income taxes using the asset and liability method. We record a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record deferred taxes based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. In assessing our ability to utilize our deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will be realized. We consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

Results of Operations

Our combined results for the year ended December 31, 2018 represent the mathematical addition of the Successor 2018 period and Predecessor 2018 period. This combination does not comply with GAAP, but is presented because we believe it provides the most meaningful comparison of our results. See “ —Non-GAAP Financial Measures.” We have disclosed the impact of the acquisition accounting of each financial statement line item as applicable in the results of operations discussion below.

	As reported
	Successor		Predecessor	Combined
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018	Year over Year Change
(in thousands)
Operating revenues:
Scheduled service	$	$224,507	$132,233	$356,740	$	%
Ancillary		41,065	15,671	56,736		%
Charter service		111,317	40,663	151,980		%
Other		8,042	8,885	16,927		%

Total operating revenues	$	$384,931	$197,452	$582,383	$	%

Operating expenses:
Aircraft fuel	$	$119,553	$45,790	$165,343		%
Salaries, wages, and benefits		90,263	36,964	127,227		%
Aircraft rent(1)		36,831	28,329	65,160		%
Maintenance(2)		15,491	9,508	24,999		%
Sales and marketing		17,180	10,854	28,034		%
Depreciation and amortization(3)		14,405	2,526	16,931		%
Ground handling		23,828	8,619	32,447		%
Landing fees and airport rent		25,977	10,481	36,458		%
Special items, net		(6,706)	271	(6,435)		%
Other operating		40,877	17,994	58,871		%

Total operating expenses		377,699	171,336	549,035		%

Operating income	$	$7,232	$26,116	$33,348	$	%

Non-operating income (expense):
Interest income	$	$258	$96	$354	$	%
Interest expense		(6,060)	(339)	(6,399)		%
Other, net		(1,636)	37	(1,599)		%

Total non-operating expense		(7,438)	(206)	(7,644)		%

Income before income tax		(206)	25,910	25,704		%

Income tax expense		161	—	161		%

Net income	$	$(367)	$25,910	$25,543	$	%

	As reported
	Successor		Predecessor	Combined
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018	Year over Year Change
(in thousands)
Other Financial Data
Adjusted Net Income(4)		$(5,871)	$26,181	$20,310		%

Adjusted EBITDAR(4)		49,688	57,279	106,967		%

(1)

Aircraft Rent expense for the Successor period is reduced due to amortization of a liability representing lease rates and maintenance reserves which were higher than market terms of similar leases at the time of our acquisition by the Apollo Funds. This liability was recognized at the time of the acquisition and is being amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease. See Note 2 and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(2)

Maintenance expense for the Successor period is reduced due to recognizing a liability (or contra-asset) to represent the Successor’s obligation to perform planned maintenance events paid for by the Predecessor on leased aircraft at the date of our acquisition by the Apollo Funds. The liability (or contra-asset) is recognized as a reduction to Maintenance expense as reimbursable maintenance events are performed and maintenance expense is incurred. See Note 2 and Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(3)

Depreciation and amortization expense increased in the Successor period due to higher fair values for certain acquired assets and to the amortization of definite-lived intangible assets. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(4)	See “ —Non-GAAP Financial Measures” for definitions of these measures and reconciliations to the most comparable GAAP metric.

Key Operating Statistics and Metrics

The following table presents our relevant operating metrics for the years ended December 31, 2017, 2018 and 2019. For the year ended December 31, 2018, there was no impact to these metrics following the acquisition as we continued with the same core operations. Therefore, we believe the combined Predecessor 2018 period and Successor 2018 period presentation provides the most meaningful comparison of our results.

	2017			2018			2019
	Scheduled Service	Charter Service	Total System	Scheduled Service	Charter Service	Total System	Scheduled Service	Charter Service	Total System
Departures	20,488	7,981	28,469	19,940	8,254	28,194
Block hours	68,357	16,941	85,298	68,548	17,335	85,883
Aircraft miles	27,823,467	6,358,418	34,181,885	27,725,797	6,369,866	34,095,663
ASMs (in thousands)	4,270,718	979,756	5,250,474	4,455,838	1,007,391	5,463,229
TRASM (in cents) (1)	*	*	10.65	*	*	10.66
Average aircraft available for service(1)	*	*	23.4	*	*	24.3
Aircraft at end of period(1)	*	*	26	*	*	30
Average daily aircraft utilization (in hours) (1)	*	*	9.9	*	*	9.7

Passengers(2)	2,502,082	*	*	2,614,929	*	*
RPMs (in thousands) (2)	3,419,527	*	*	3,653,007	*	*
PRASM (in cents) (2)	8.71	*	*	8.01	*	*
Load factor(2)	80.1%	*	*	82.4%	*	*
Average fare(2)	$148.60	*	*	$136.42	*	*
Ancillary revenue per passenger(2)	$13.34	*	*	$21.70	*	*

	2017			2018			2019
	Scheduled Service	Charter Service	Total System	Scheduled Service	Charter Service	Total System	Scheduled Service	Charter Service	Total System

Charter revenue per block hour	*	$7,818	*	*	$8,767	*
Fuel gallons consumed (in thousands)	52,104	12,551	64,656	52,303	12,678	64,981
Fuel cost per gallon, excl. derivatives	*	*	$1.85	*	*	$2.34

CASM (in cents)(3)	*	*	10.09	*	*	10.05
CASM excluding fuel (in cents) (3)	*	*	7.79	*	*	6.94
Adjusted CASM (in cents) (3)	*	*	7.79	*	*	7.05
Employees at end of period	*	*	1,889	*	*	1,549

See “Glossary of Terms” for definitions of terms used in this table.

*	Certain operating statistics and metrics are not presented as they are not calculable or are not utilized by management.
(1)	Scheduled service and charter service utilize the same fleet of aircraft. Aircraft counts and utilization metrics are shown on a system basis only.
(2)	Passenger-related statistics and metrics are shown only for scheduled service. Charter service revenue is driven by flight statistics.
(3)	See “ —CASM” for definitions of these measures and more information.

CASM

CASM is a key airline cost metric. CASM is defined as operating expenses divided by total available seat miles.

CASM excluding fuel is one of the most important measures used by management and by our board of directors in assessing quarterly and annual cost performance. CASM excluding fuel is also a measure commonly used by industry analysts and we believe it is an important metric by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from investors. By excluding volatile fuel expenses that are outside of our control from our unit metrics, we believe that we have better visibility into the results of operations and our non-fuel cost initiatives. We also exclude certain commissions and other costs of selling our vacations product from this measure as these costs are unrelated to our airline operations and may improve comparability to our peers. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can lead to a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management and investors to understand the impact and trends in company-specific cost drivers, such as labor rates, aircraft costs and maintenance costs, and productivity, which are more controllable by management.

We exclude special items and other adjustments as defined in the relevant reporting period that are unusual and not representative of our ongoing costs in our calculation of Adjusted CASM. Adjusted CASM is one of the most important measures used by management and by our board of directors in assessing quarterly and annual cost performance.

The following table presents the reconciliation of CASM to Adjusted CASM.

	For the year ended December 31,
	2019		2018
	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)
CASM			549,035	10.05
Aircraft fuel			165,343	3.03
Sun Country Vacations			4,541	0.08

CASM excluding fuel			379,151	6.94

Special items, net			(6,435)	(0.12)
Stock compensation expense			373	—

Adjusted CASM			385,213	7.05

Comparison of Successor 2019 period to Combined 2018 period

Operating Revenues

	Successor	Combined
(in thousands)	For the year ended December 31, 2019	For the year ended December 31, 2018	Change
Operating Revenues
Scheduled service	$	$356,740	$	%
Ancillary		56,736		%
Charter service		151,980		%
Other		16,927		%

Total Operating Revenues	$	$582,383	$	%

Total operating revenues increased $             million, or     %, for the Successor 2019 period compared to the Combined 2018 period. The increase was due to a $             million, or     %, increase in scheduled service revenue, a $             million, or    %, increase in ancillary revenue and a $             million, or     %, increase in charter service revenue, partially offset by a $             million, or     %, decrease in other revenue. TRASM increased         cents, or     %, for the Successor 2019 period compared to the Combined 2018 period.

The increase in scheduled service revenue was primarily related to increases in our capacity and departures along with an increase in load factor. Our capacity, as measured by ASMs, increased by     % for the Successor 2019 period as compared to the Combined 2018 period as a result of additional aircraft in service and increases in the number of seats on board. We undertook the reconfiguration of our fleet to a high-density seating configuration, substantially completed in 2019, which led to an increase in our number of Scheduled Service passengers to million in the Successor 2019 period from 2.6 million in the Combined 2018 period. The increase in scheduled service revenue was partially offset by a     % decrease in average scheduled passenger fare from $136.42 in the Combined 2018 period to $             in the Successor 2019 period, driven by our low-cost pricing strategy. PRASM decreased by         cents, or    %, largely due to the lower passenger fare, partially offset by an increase in load factor, which increased from 82.4% in the Combined 2018 period to     % in the Successor 2019 period.

The increase in ancillary revenue was driven by the unbundling of our services to improve our product segmentation in January 2018, which previously were offered as a component of the base fares. Our focus on ancillary services has driven higher ancillary revenue on a per passenger basis of $            for the Successor 2019 period as compared to $21.70 for the Combined 2018 period.

The increase in our charter service revenue was primarily due to an increase in the number of charter flights for our casino and sports customers and the U.S. Department of Defense.

The decrease in our other revenue was primarily due to lower net revenues from our Sun Country Vacations products.

Operating Expenses

	Successor	Combined
(in thousands)	For the year ended December 31, 2019	For the year ended December 31, 2018	Change
Operating expenses:
Aircraft fuel	$	$165,343	$	%
Salaries, wages and benefits		127,227		%
Aircraft rent		65,160		%
Maintenance		24,999		%
Sales and marketing		28,034		%
Depreciation and amortization		16,931		%
Ground handling		32,447		%
Landing fees and airport rent		36,458		%
Special items, net		(6,435)		%
Other operating		58,871		%

Total Operating expenses	$	$549,035	$	%

Aircraft Fuel. Aircraft fuel expense was similar for the Successor 2019 period compared to the Combined 2018 period. Our fuel gallons consumed increased by     % due to our increased level of operations. The average price per gallon of fuel declined by     %, partially offsetting the increased usage. Aircraft fuel expense also includes unrealized mark-to-market gains or losses from fuel derivative contracts associated with our economic fuel hedges. This impact was a gain of $             million in the Successor 2019 period, compared with a loss of $12 million in the Combined 2018 period.

Salaries, Wages and Benefits. Salaries, wages and benefits expense increased by $              million, or      %, for the Successor 2019 period compared to the Combined 2018 period, primarily due to higher costs for our pilots and flight attendants due to contractual rate increases and expanded operations, and higher general and administration staffing along with the full year impact of the management bonus and stock compensation plans introduced during 2018. The increase was partially offset by lower headcount as a result of outsourcing certain ground operations.

Aircraft Rent. Aircraft rent expense decreased by $             million, or     %, for the Successor 2019 period compared to the Combined 2018 period. Aircraft rent expense decreased primarily due to a change in the composition of our aircraft fleet between leased aircraft (for which rent expense is recorded under aircraft rent) and purchased aircraft (for which depreciation expense is recorded under depreciation and amortization). The decrease was primarily a result of purchasing aircraft previously on an operating lease, and returning              leased 737-700 aircraft during the Successor 2019 period. In connection with accounting for our acquisition by the Apollo Funds, we recognized a liability representing lease rates and maintenance reserves which are unfavorable compared with market terms of similar leases. This liability is being amortized into earnings through a reduction of aircraft rent on a straight-line basis over the remaining life of each lease.

Maintenance. Maintenance materials and repair costs increased by $             million, or     %, for the Successor 2019 period compared to the Combined 2018 period. This increase was primarily due to the timing and number of maintenance events, including two additional engine overhauls and four additional heavy checks in the Successor 2019 period compared to the Combined 2018 period. Maintenance materials expense also increased due to additional events, partially offset by reduced expenses under our outsourced parts supply agreement.

Sales and Marketing. Sales and marketing expense increased by $             million, or     %, for the Successor 2019 period compared to the Combined 2018 period, primarily due to higher sales that directly drives higher credit card fees, partially offset by a decrease in booking fees as a result of a higher proportion of bookings on our redesigned website, as our website is our lowest cost distribution channel, and more favorable renegotiated contracts with third-party distribution channels.

Depreciation and Amortization. Depreciation and amortization expense increased by $             million, or     %, for the Successor 2019 period compared to the Combined 2018 period. This increase was primarily due to the impact of a change in the composition of the fleet from all leased to an increased number of owned aircraft, and the impact of acquisition accounting and the resulting increase to the book value of our assets. Depreciation and amortization includes $             million and $2.3 million of amortization in the Successor 2019 period and Successor 2018 period, respectively, related to definite lived intangible assets recorded as a result of purchase price accounting for our acquisition by the Apollo Funds. There was no comparable amortization in the Predecessor 2018 period.

Ground Handling. Ground handling expense includes ground activities including baggage, ticket counter and other ground services. The     % increase in 2019 compared to 2018 was due to the increase in departures and additional airports in our route network for both our scheduled service and charter operations. We fully outsourced MSP ground handling services in May 2018, contributing to a reduction in salaries, wages and benefits but resulting in higher ground handling expenses.

Landing Fees and Airport Rent. Landing fees and airport rent includes aircraft landing fees and charges for the use of airport facilities. The      % increase in 2019 compared to 2018 was due to the increase in departures and additional airports in our route network.

Special Items, net. Special items, net includes the impact of changes to the terms of our rewards program recognized in 2018. The program changes included a net reduction in expenses of $8.5 million due to the earlier expiration of outstanding points, partially offset by an increase in expense as a result of improved terms for members’ redemption of points. We also recognized $2.0 million of expense during the Combined 2018 period related to early-out and employee separation expenses incurred in connection with outsourcing certain operations and other employee initiatives. These efforts were primarily related to airport station, flight attendants and ground handling employees.

Other Operating Expenses. Other operating expenses increased by $             million, or     %, for the Successor 2019 period compared to the Combined 2018 period, primarily due to our higher level operations.

Non-operating Income (Expense)

	Successor	Combined
(in thousands)	For the year ended December 31, 2019	For the year ended December 31, 2018	Change
Non-operating Income (Expense):
Interest income	$	$354		%
Interest expense		(6,399)		%
Other, net		(1,599)		%

Total Non-operating Expenses	$	$(7,644)		%

Interest Income. Interest income increased but was immaterial for both the Successor 2019 period and increased by $             million, or     %, compared to the Combined 2018 period.

Interest Expense. Interest expense increased by $             million, or     %, in the Successor 2019 period compared to the Combined 2018 period, primarily due to finance leases and to debt issued for the acquisition of new aircraft and spare engines, in part due to the new debt incurred in connection with the 2019-01 EETC.

Other, net. Other, net decreased by $             million, or     %, in the Successor 2019 period compared to the Combined 2018 period, primarily due to miscellaneous income in 2019.

Income Taxes

In the Successor 2019 period, our effective tax rate was     %. Our tax rate can vary depending on the amount of income we earn in each state and the state tax rate applicable to such income. We were taxed as a limited liability company during the 2018 Predecessor period, and therefore, no provision for income tax expense was included on the consolidated statements of operations for that period.

Non-GAAP Financial Measures

We sometimes use information that is derived from the consolidated financial statements, but that is not presented in accordance with GAAP. We believe these non-GAAP measures provide a meaningful comparison of our results to others in the airline industry and our prior year results. Investors should consider these non-GAAP financial measures in addition to, and not as a substitute for, our financial performance measures prepared in accordance with GAAP. Further, our non-GAAP information may be different from the non-GAAP information provided by other companies. We believe certain charges included in our operating expenses on a GAAP basis make it difficult to compare our current period results to prior periods as well as future periods and guidance. The tables below show a reconciliation of non-GAAP financial measures used in this prospectus to the most directly comparable GAAP financial measures.

Presentation of Combined 2018 Period

We have presented our results of operations and liquidity and capital resources for the Combined 2018 period, a non-GAAP measure that combines the Predecessor 2018 period with the Successor 2018 period. This combination does not comply with GAAP, but is presented because our core operations continued throughout 2018 and we believe it provides the most meaningful comparison of our results of operations for our fiscal years. The significant differences in accounting for the Successor period as compared to the Predecessor period, which were established as part of our acquisition by the Apollo Funds, are in (1) aircraft rent, due to the over-market liabilities related to unfavorable terms of our existing aircraft leases and maintenance reserve payments, which will be amortized on a straight-line basis as a reduction of aircraft rent over the remaining life of each lease, (2) maintenance expenses, due to recognizing a liability (or contra-asset) that will offset expenses for maintenance events incurred by the Successor but paid for by the predecessor and (3) depreciation and amortization, due to the recognition of our property and equipment and other intangible assets at fair value at the time of the acquisition, which will be amortized through depreciation and amortization on a straight-line basis over their respective useful lives. Please see our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This combined data is presented for supplemental purposes only and (1) may not reflect the actual results we would have achieved absent the acquisition, (2) may not be predictive of future results of operations and (3) should not be viewed as a substitute for the financial results of the Predecessor and Successor presented in accordance with GAAP.

Adjusted Net Income and Adjusted EBITDAR

Adjusted Net Income and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted Net Income and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted Net Income and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; Adjusted EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; Adjusted EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDAR does not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted Net Income and Adjusted EBITDAR differently than we do, limiting each measure’s usefulness as a comparative measure. Because of these limitations, Adjusted Net Income and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by finance lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of Adjusted Net Income and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of net income, including Adjusted Net Income and Adjusted EBITDAR, as presented may not be directly comparable to similarly titled measures presented by other companies. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reasons, each of Adjusted Net Income and Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

The following table presents the reconciliation of Net Income to Adjusted Net Income for the periods presented below.

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
(in thousands)
Adjusted Net Income reconciliation:
Net income	$	$(367)	$25,910	$25,543
Special items, net(1)		(6,706)	271	(6,435)
Gain on asset transactions, net		(811)	—	(811)
Stock compensation expense		373	—	373
Income tax effect of adjusting items, net(2)		1,640	—	1,640

Adjusted Net Income	$	$(5,871)	$26,181	$20,310

(1)	See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the components of special items, net.
(2)	The tax effect of adjusting items, net are calculated at the Company’s statutory rate for the applicable period.

The following table presents the reconciliation of Net Income to Adjusted EBITDAR for the periods presented below.

	Successor	Successor	Predecessor	Combined 2018
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018
Adjusted EBITDAR reconciliation:
Net income	$	$(367)	$25,910	$25,543
Special items, net		(6,706)	271	(6,435)
Interest expense		6,060	339	6,399
Gain on asset transactions, net		(811)	—	(811)
Stock compensation expense		373	—	373
Interest income		(258)	(96)	(354)
Provision for income taxes		161	—	161
Depreciation and Amortization		14,405	2,526	16,931
Aircraft rent		36,831	28,329	65,160

Adjusted EBITDAR	$	$49,688	$57,279	$106,967

Liquidity and Capital Resources

The airline business is capital intensive and our ability to successfully execute our business strategy is largely dependent on the continued availability of capital on attractive terms and our ability to maintain sufficient liquidity. We have historically funded our operations and capital expenditures primarily through cash from operations, proceeds from SCA common stockholders’ capital contributions, the issuance of promissory notes and our 2019-01 EETC financing.

Our primary sources of liquidity as of December 31, 2018 include our existing cash and equivalents of $29.6 million and short-term investments of $5.9 million, our expected cash generated from operations and our $20.0 million ABL Facility with availability of $16.0 million. In addition, we had restricted cash of $13.8 million as of December 31, 2018, which consists of cash received as prepayment for chartered flights that is maintained in separate escrow accounts, from which the restrictions are released once transportation is provided.

On December 13, 2017, Sun Country Inc. (formerly known as MN Airlines, LLC), our wholly-owned subsidiary (the “Borrower”), entered into an Asset-Based Revolving Credit Agreement (the “ABL Credit Agreement”), which provides for an asset-based revolving credit facility (the “ABL Facility”) in an aggregate committed principal amount of up to $20.0 million, subject to borrowing base availability. The borrowing base is equal to the sum of (i) 90.0% of the net amount of eligible credit card accounts, (ii) 85.0% of the net amount of eligible receivables, (iii) 75.0% of the net book value of eligible inventory and (iv) 75.0% of the net book value of eligible equipment. The ABL Facility matures on April 11, 2021.

Borrowings under the ABL Credit Agreement bear interest at a rate equal to, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs or (b) a base rate, as defined in the ABL Credit Agreement, in each case plus an applicable margin of 4.00% per annum for LIBOR loans or 3.00% per annum for base rate loans. In addition, the Borrower is required to pay a commitment fee to the lenders in respect of the unutilized commitments under the ABL Facility at a rate equal to 0.50% per annum, customary letter of credit fees and customary agency fees. The obligations of the Borrower under the ABL Facility are unconditionally guaranteed by SCA Acquisition, LLC on a limited-recourse basis.

The ABL Facility contains certain customary affirmative and negative covenants and certain customary events of default, including relating to a change of control. The ABL Facility also includes a financial maintenance covenant, which the Borrower was in compliance with as of September 30, 2019.

Our primary uses of liquidity are for operating expenses, capital expenditures, lease rentals and maintenance reserve deposits, debt repayments and working capital requirements. Our single largest capital expenditure requirement relates to the acquisition of aircraft, which we have historically acquired through operating and finance leases and debt.

In December 2019, we arranged for the issuance of Class A, Class B and Class C pass through trust certificates, Series 2019-1, or the “2019-1 EETC,” in an aggregate face amount of $248.6 million (the “Certificates”) for the purpose of financing or refinancing 13 used aircraft. We plan to use the proceeds from the 2019-01 EETC to purchase three aircraft new to our fleet, purchase seven aircraft currently under operating or financing leases with purchase options and refinance three aircraft currently owned and financed under previously existing debt financing. The total appraised value of the 13 aircraft is approximately $292.5 million. The Certificates were issued to certain institutional investors, and the 2019-1 EETC provides that the face amount of the Certificates will be funded by the purchase price paid by such investors for its Certificates on four funding dates from December 2019 to June 2020. On the first funding date in December 2019, $102.7 million of the $248.6 million face amount was funded from payment of the purchase price of the Certificates and placed in escrow. Subsequently in December 2019, we used $28.3 million of such escrowed funds to finance the purchase of one of the 13 aircraft. The Certificates bear interest at the following rates per annum: Class A, 4.13% relating to seven of the financed aircraft and 4.25% relating to six of the financed aircraft; Class B, 4.66% relating to seven of the financed aircraft and 4.78% relating to six of the financed aircraft; and Class C, 6.95%. The expected maturity date of the Class A is December 15, 2027, the Class B is December 15, 2025 and the Class C is December 15, 2023.

Although we do not have any additional aircraft purchase or lease commitments in place, we plan to grow the fleet to 50 aircraft by the end of 2023. We may finance additional aircraft through debt financing or finance leases based on market conditions, our prevailing level of liquidity and capital market availability. We may also enter into new operating leases on an opportunistic basis. For further information regarding our future expected capital expenditures, please refer to “—Contractual Obligations and Commitments” below.

In addition to funding the acquisition of aircraft, we are required by our aircraft lessors to fund reserves in cash in advance for scheduled maintenance to act as collateral for the benefit of lessors. Qualifying payments that are expected to be recovered from lessors are recorded as lessor maintenance deposits on our consolidated balance sheet. A portion of our cash is therefore unavailable until after we have completed the scheduled maintenance in accordance with the terms of the operating leases. In the Successor 2019 period and the Combined 2018 period, we made $             million and $31.2 million, respectively, in maintenance deposit payments to our lessors. As of December 31, 2018, we had $14.0 million in recoverable aircraft maintenance deposits on our consolidated balance sheet, of which $1.4 million is included in accounts receivable because the eligible maintenance had been performed and reimbursement from the lessor is pending.

We believe that our unrestricted cash and cash equivalents, short-term investments and availability under our ABL Facility and the 2019-01 EETC, combined with expected future cash flows from operations, will be sufficient to fund our operations and meet our debt payment obligations for at least the next 12 months. However, we cannot predict what the effect on our business and financial position might be from a change in the competitive environment in which we operate or from events beyond our control, such as volatile fuel prices, economic conditions, weather-related disruptions, the impact of airline bankruptcies, restructurings or consolidations, U.S. military actions or acts of terrorism.

In our cash and cash equivalents and short-term investments portfolio, we invest only in securities that meet our primary investment strategy of maintaining and securing investment principal. The portfolio is managed by reputable firms that adhere to our investment policy that sets forth investment objectives, approved and prohibited investments, and duration and credit quality guidelines. Our policy, and the portfolio managers, are continually reviewed to ensure that the investments are aligned with our strategy.

The table below presents the major indicators of financial condition and liquidity:

	Successor
(in thousands, except debt-to-capital amounts)	As of December 31, 2019	As of December 31, 2018	Change
Cash and equivalents	$	$29,600		%
Investments		5,947		%
Long-term debt, net of current portion		49,823		%
Stockholders’ equity		235,647		%
Long-term debt-to-capital including aircraft operating and finance lease obligations(1)		0.6		%

(1)

Calculated using the present value of remaining aircraft lease payments for aircraft that are in our operating fleet as of the balance sheet date. In 2019, following the adoption of the new lease accounting standard, this calculation will be performed utilizing the operating lease right-of-use asset as capitalized on our balance sheet. It is not expected to significantly change the ratio. Finance lease obligations were formerly referred to as capital lease obligations prior to our adoption of the new leasing standard on January 1, 2019. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Cash Flows

The following table presents information regarding our cash flows for the Successor 2019 period compared to the Successor 2018 and Predecessor 2018 period and the Combined 2018 period:

	Successor		Predecessor	Combined
(in thousands)	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2018	Change
Net cash provided by operating activities	$	$13,764	$4,583	$18,347		%
Net cash used in investing activities		(80,823)	(2,594)	(83,417)		%
Net cash provided by (used in) financing activities		102,193	(10,680)	91,513		%

Cash Provided By Operating Activities. Net cash provided by operating activities was $             million during the Successor 2019 period compared to $18.3 million during the Combined 2018 period. The increase of $ million is primarily due to higher operating income, largely offset by higher interest payments and by a one-time recovery of amounts held by our credit card processor in the Successor 2018 period.

Cash Used In Investing Activities. Cash used in investing activities was $             million during the Successor 2019 period compared to $83.4 million during the Combined 2018 period. Our capital expenditures were $         million in the Successor 2019 period, or $         million lower than the Combined 2018 period, primarily due to the investments in our fleet and other assets during 2018 driven by our transformation plan, including the purchase of three aircraft. Cash used in investing activities related to changes in investments increased by $            million in the Successor 2019 period as compared to net purchases of $2.2 million in the Combined 2018 period due to higher funding of letters of credit and surety bonds associated with our operations at various airports.

Cash Provided By Financing Activities. Cash provided by financing activities was $             million during the Successor 2019 period compared to $91.5 million during the Combined 2018 period. During the Successor 2019 period, we issued equipment notes of $        million in connection with the 2019-01 EETC financing, partially offset by debt payments of $         million and principal payments related to our finance leases of $         million. We generated $63.3 million in proceeds from borrowings in the Combined 2018 period and we made principal repayments of borrowings of $5.9 million and principal payments of capital lease liabilities of $3.2 million. During the Combined 2018 period, we raised $47.9 million in proceeds from SCA common stockholders’ capital contributions in the Successor 2018 period, partially offset by cash distributions of $10.5 million to SCA common stockholders in the Predecessor 2018 period.

Commitments and Contractual Obligations

We have contractual obligations comprised of aircraft leases and supplemental maintenance reserves, payment of debt and interest and other lease arrangements. The following table includes our contractual obligations as of December 31, 2018 for the periods in which payments are due:

(in thousands)	2019	2020 - 2021	2022 - 2023	Thereafter	Total
Current and long-term debt(1)	$8,606	$17,008	$32,815	$—	$58,429
Interest obligations(2)	728	1,440	2,773	—	4,941
Operating lease obligations(3)	56,624	77,667	72,155	54,776	261,222
Capital lease obligations	13,866	28,184	28,184	65,909	136,143

Total	$79,824	$124,299	$135,927	$120,685	$460,735

(1)	Includes principal portion only.
(2)	Represents interest on current and long-term debt.
(3)	Represents non-cancelable contractual payment commitments for aircraft and engines, and includes non-aircraft operating lease obligations.

In addition, our aircraft leases require that we make maintenance reserve payments to cover the cost of major scheduled maintenance for these aircraft. These payments are generally variable as they are based on utilization of the aircraft, including the number of flight hours flown and/or flight departures, and are not included as minimal rental obligations in the table above. We currently estimate our obligation for maintenance reserve payments to be $279.0 million in total, including $39.2 million for 2019, $64.9 million for 2020 and 2021, $67.6 million for 2022 and 2023 and $107.3 million thereafter.

Off Balance Sheet Arrangements

Indemnities. Our aircraft, equipment and other leases and certain operating agreements typically contain provisions requiring us, as the lessee, to indemnify the other parties to those agreements, including certain of those parties’ related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. We believe that our insurance would cover most of our exposure to liabilities and related indemnities associated with the leases described above.

Certain of our aircraft and other financing transactions also include provisions that require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, we also bear the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.

Certain of these indemnities survive the length of the related lease. We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered and the amount that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.

Pass-Through Trusts. We have equipment notes outstanding issued under the 2019-01 EETC. Generally, the structure of the EETC financings consists of pass-through trusts created by us to issue pass-through certificates, which represent fractional undivided interests in the respective pass-through trusts and are not obligations of Sun Country. The proceeds of the issuance of the pass-through certificates are used to purchase equipment notes which are issued by us and secured by our aircraft. The payment obligations under the equipment notes are those of Sun Country. Proceeds received from the sale of pass-through certificates may be initially held by a depositary in escrow for the benefit of the certificate holders until we issue equipment notes to the trust, which purchases such notes with a portion of the escrowed funds. These escrowed funds are not guaranteed by us and are not reported as debt on our consolidated balance sheets because the proceeds held by the depositary are not our assets. We record the debt obligation upon issuance of the equipment notes rather than upon the initial issuance of the pass-through certificates.

Fuel Consortia. We currently participate in fuel consortia at MSP and Las Vegas International Airport and we expect to expand our participation with other airlines in fuel consortia and fuel committees at our airports where economically beneficial. These agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. Any costs (including remediation and spill response costs) incurred by such fuel consortia could also have an adverse impact on our business, results of operations and financial condition. These agreements are not reflected on our consolidated balance sheets.

We have no other off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our financial position and results of operations are affected by significant judgments and estimates made by management in accordance with GAAP. These estimates are based on historical experience and varying assumptions and conditions. Consequently, actual results could differ from estimates. Critical accounting policies and estimates are defined as those policies that reflect significant judgments or estimates about matters both inherently uncertain and material to our financial condition or results of operations. For a detailed discussion of our significant accounting policies, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Revenue Recognition

Scheduled Service and Ancillary Revenue. We generate the majority of our revenue from sales of passenger tickets and ancillary services along with charter sales. We initially defer ticket sales as an air traffic liability and recognize revenue when the passenger flight occurs. An unused nonrefundable ticket expires at the date of scheduled travel and is recognized as revenue at that date. Customers may elect to change their itinerary prior to departure. A change fee is assessed and recognized as ancillary revenue on the date the change is initiated and deducted from the face value of the original purchase price of the ticket and the original ticket becomes invalid. The amount remaining after deducting the change fee is a credit that can be used towards the purchase of a new ticket for up to 12 months after the original date of purchase. The recorded value of the credit is calculated based on the original value less the change fee.

We estimate and record breakage for tickets and travel credits we expect will expire unused. Estimating the amount of breakage involves subjectivity and judgment. These estimates are based on our historical experience of expired tickets and travel credits and consider other facts, such as recent aging trends, program changes and modifications that could affect the ultimate expiration patterns of tickets and travel credits.

We recognize ancillary revenue for baggage fees, seat selection fees, and on-board sales when the associated flight occurs and change fees as the transactions occur. Fees sold in advance of the flight date are initially recorded as an air traffic liability. Ancillary revenue also includes services not directly related to providing transportation, such as revenue from our Sun Country Rewards program, as described below in “—Frequent Flyer Program.”

Charter Service Revenue. Charter revenue is recognized at the time of departure when transportation is provided.

Frequent Flyer Program. The Sun Country Rewards program provides frequent flyer rewards to program members based on accumulated reward credits. Reward credits are earned as a result of travel and purchases using our co-branded credit card. The program terms include expiration of reward credits after 36 months from the date they were earned, except members who are holders of the Sun Country co-branded credit card are not subject to the expiration terms. For reward credits earned under the Sun Country Rewards program, we have an obligation to provide future services when these reward credits are redeemed.

With respect to rewards earned as a result of travel, we recognize a loyalty program liability and a corresponding sales and marketing expense as the reward credits are earned by loyalty program members, representing the incremental cost associated with the obligation to provide travel in the future. Incremental cost for reward credits to be redeemed on our flights is estimated based on historical costs, which include the cost of aircraft fuel, insurance, security, ticketing and reservation costs. We adjusted our liability for outstanding points to fair value in connection with acquisition accounting and in the Successor 2018 period, continued to adjust periodically for changes in our estimate of incremental cost, program redemption terms and breakage estimates.

For points earned from purchases using our co-branded credit card, we record frequent flyer expense using a multiple-element approach. The fair value of a point is based on our program terms for frequent flyer rewards. We recognize the portion from the sale of points attributed to the marketing element as other revenue associated with the other marketing services delivered.

We estimate breakage for reward credits that are not likely to be redeemed. A change in assumptions as to the period over which reward credits are expected to be redeemed, the actual redemption activity or the estimated fair value of reward credits expected to be redeemed could have an impact on revenues in the year in which the change occurs and in future years. Current and future changes to the reward credit expiration policy or the program rules and program redemption opportunities may result in material changes to the loyalty program liability balance, as well as revenue recognized from the program.

Co-Brand Credit Card Program. Our co-branded credit card with First Bank, a division of First National Bank of Omaha, provides members with benefits which include a 50% discount on seat selection and bag fees (for the first checked bag), priority boarding, free premium drink during flight, and protections from their points expiring. We account for funds received for the advertising and marketing of the co-branded credit card and delivery of loyalty program reward credits as a multiple-deliverable arrangement. Funds received are allocated based on relative selling price. For the selling price of travel awards, we considered the terms for redemption under the Sun Country Rewards program that determine how reward credits are applied to purchase Sun Country services.

Consideration allocated to reward credits is deferred and recognized ratably as passenger revenue over the estimated period the transportation is expected to be provided, currently estimated at 18 months. Consideration allocated to the marketing and advertising element is earned as the co-branded card is used and recorded in Other revenue.

Aircraft Maintenance

Under our aircraft operating lease agreements and FAA operating regulations, we are obligated to perform all required maintenance activities on our fleet, including component repairs, scheduled airframe checks and major engine restoration events. Significant maintenance events include periodic airframe checks, engine overhauls, limited life parts replacement and overhauls to major components. Certain maintenance functions are performed by third-party specialists under contracts that require payment based on a utilization measure such as flight hours.

For owned aircraft and engines, we account for significant maintenance under the built-in overhaul method. Under this method, the cost of airframes and engines (upon which the planned significant maintenance activity is performed) is segregated into those costs that are to be depreciated over the expected useful life of the airframes and engines and those that represent the estimated cost of the next planned significant maintenance activity. Therefore, the estimated cost of the first planned significant maintenance activity is separated from the cost of the remainder of the airframes and engines and amortized to the date of the initial planned significant maintenance activity. The cost of that first planned major maintenance activity is then capitalized and amortized to the next occurrence of the planned major maintenance activity, at which time the process is repeated. The estimated period until the next planned significant maintenance event is estimated based on assumptions including estimated cycles, hours, and months, required maintenance intervals, and the age and condition of related parts.

These assumptions may change based on changes in the utilization of our aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine or major component to a level that would require a significant maintenance event prior to a scheduled maintenance event. To the extent the estimated timing of the next maintenance event is extended or shortened, the related depreciation period would be lengthened or shortened prospectively, resulting in lower depreciation expense over a longer period or higher depreciation expense over a shorter period, respectively.

For leased aircraft, we expense maintenance as incurred. Routine cost for maintaining the airframes and engines and line maintenance are charged to maintenance expense as performed.

Maintenance Reserves. Our aircraft lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our required performance of significant maintenance events. Our lease agreements with maintenance reserve requirements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of either (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Some portions of the maintenance reserve payments are fixed contractual amounts, while others are based on a utilization measure, such as actual flight hours or cycles.

At lease inception and at each annual balance sheet date, we assess whether the maintenance reserve payments required by the lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserves expected to be recovered from lessors are reflected as lessor maintenance deposits on the consolidated balance sheets. When it is not probable that we will recover amounts paid, such amounts are expensed as a component of aircraft rent expense in our consolidated statements of operations.

We make various assumptions to determine the recoverability of maintenance reserves, such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours and cycles the aircraft is estimated to be utilized before it is returned to the lessor. Changes in estimates are accounted for on a cumulative catch-up basis.

Goodwill and Indefinite-Lived Intangible Assets

We apply a fair value based impairment test to the carrying value of goodwill and indefinite-lived intangible assets at least annually, or more frequently if certain events or circumstances indicate that an impairment loss may have been incurred. We assess the value of goodwill and indefinite-lived assets under either a qualitative or, if necessary, a quantitative approach.

Under a qualitative approach, we consider various market factors, including applicable key assumptions listed below. These factors are analyzed to determine if events and circumstances have affected the fair value of goodwill and indefinite-lived intangible assets. Factors which could indicate an impairment include, but are not limited to, (1) negative trends in our market capitalization, (2) reduced profitability resulting from lower passenger mile yields or higher input costs (primarily related to fuel and employees), (3) lower passenger demand as a result of weakened U.S. and global economies, (4) interruption to our operations due to a prolonged employee strike, terrorist attack or other reasons, (5) changes to the regulatory environment (e.g., diminished slot access), (6) competitive changes by other airlines and (7) strategic changes to our operations leading to diminished utilization of the intangible assets.

If our qualitative assessment indicates that it is more likely than not that goodwill or indefinite-lived intangible assets are impaired, we must perform a quantitative test that compares the fair value of the asset with its carrying amount.

In the event that we need to apply a quantitative approach for evaluating goodwill for impairment, we estimate the fair value of the reporting unit by considering both market capitalization and projected discounted future cash flows (an income approach). Key assumptions and estimates made in estimating the fair value include: (i) a projection of revenues, expenses and cash flows; (ii) terminal period revenue growth and cash flows; (iii) an estimated weighted average cost of capital; (iv) an assumed discount rate depending on the asset; (v) a tax rate; and (vi) market prices for comparable assets. In the event that we need to apply a quantitative approach for evaluating our indefinite-lived intangible assets for impairment, we estimate the fair value based on the relief from royalty method for the Sun Country trade name. The relief from royalty methodology values the asset based on the assumed royalty rate the business would pay to achieve the revenues associated with that asset if the asset was not owned.

For either goodwill or indefinite-lived assets, if the carrying value of the asset exceeds its fair value calculated using the quantitative approach, an impairment charge is recorded for the difference in fair value and carrying value.

We believe these assumptions are consistent with those a hypothetical market participant would use given circumstances that were present at the time the estimates were made.

Long-Lived Assets

In accounting for long-lived assets, we make estimates about the expected useful lives, projected residual values and the potential for impairment. In estimating the useful lives and residual values of our aircraft, we have relied upon actual industry experience with the same or similar aircraft types and our anticipated utilization of the aircraft. Changing market prices of new and used aircraft, government regulations and changes in our maintenance program or operations could result in changes to these estimates. Our long-lived assets are evaluated for impairment when events and circumstances indicate the assets may be impaired. Indicators may include operating or cash flow losses, significant decreases in market value, or changes in technology.

Management Options Valuation

Subsequent to granting options to certain members of our management team, the fair values of the shares of SCA common stock underlying our options were determined on each grant date by our board of directors with input from management and with the assistance of a third-party valuation advisor. In order to determine the fair value, our board of directors considered, among other things, contemporaneous valuations of our SCA common stock prepared by the unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company

Equity Securities Issued as Compensation, or the Practice Aid. Given the absence of a public trading market of our capital stock, the assumptions used to determine the estimated fair value of our SCA common stock was based on a number of objective and subjective factors, including:

•	our stage of development and business strategy;

•	our business, financial condition and results of operations, including related industry trends affecting our operations;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our SCA common stock;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global economic and capital market conditions and outlook.

The fair value of the time-based stock options granted during 2018 and 2019 was estimated using the Black-Scholes option-pricing model with expected term based on vesting criteria and time to expiration. The expected volatility was based on historical volatility of stock prices and assets of a public company peer group. The risk-free interest rate was based on the implied risk-free rate using the expected term and yields of U.S Treasury stock and S&P bond yields.

The fair value of the performance-based stock options granted during 2018 and 2019 was estimated by simulating the future stock price using geometric brownian motion and risk-free rate of return at intervals specified in the grant agreement. The number of shares vested and future price at each interval were recorded for each simulation and then multiplied together and discounted to present value at the risk-free rate of return.

Our enterprise value was estimated by using market multiples and a discounted cash flow analysis based on plans and estimates used by management to manage the business. We evaluated comparable publicly traded companies in the airline industry. We used market multiples after considering the risks associated with the strategic shift in our business, the availability of financing, labor relations and an intensely competitive industry. The estimated value was then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those available to stockholders of public companies, which impacts liquidity.

The determination of the fair values of our non-public shares of SCA common stock and stock-based awards are based on estimates and forecasts described above that may not reflect actual market results. These estimates and forecasts require us to make judgments that are highly complex and subjective. Additionally, past valuations relied on reference to other companies for the determination of certain inputs. After completion of this offering, future stock-based grant values will be based on quoted market prices.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to market risks in the ordinary course of our business. These risks include commodity price risk, specifically with respect to aircraft fuel, as well as interest rate risk. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel. Unexpected pricing changes of aircraft fuel could have a material adverse effect on our business, results of operations and financial condition. To hedge the economic risk associated with volatile aircraft fuel prices, we periodically enter into fuel collars, which allows us to reduce the overall cost of hedging, but may prevent us from participating in the benefit of downward price movements. In the past, we have also

entered into fuel option and swap contracts. As of December 31, 2019, we had fuel collar hedges in place for approximately     % of our projected fuel requirements for scheduled service operations in 2020, with all of our then existing options expected to be exercised or expire by the end of 2021. We do not hold or issue option or swap contracts for trading purposes. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. Based on our 2020 forecasted fuel consumption as of December 31, 2019, we estimate that a one cent per gallon increase in average aircraft fuel price would increase our 2020 annual aircraft fuel expense by $        million, excluding any impact associated with fuel derivative instruments held.

Interest Rates. We have exposure to market risk associated with changes in interest rates related to the interest income from our short-term investment portfolio. A change in market interest rates would impact interest income earned on our cash and equivalents and short-term investments. Assuming our cash and equivalents and short-term investments remain at December 31, 2018 balances, a 100 basis point decrease in interest rates would result in a corresponding decrease in interest income of approximately $         million during 2019.

JOBS Act Accounting Election

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our audited financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (United States) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue equals or exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to the end of such five-year period.

Recent Accounting Pronouncements

See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for recently issued accounting pronouncements adopted in 2018 and 2019 or not yet adopted as of the date of this prospectus.

INDUSTRY

The U.S. airline industry has consolidated significantly over the last two decades. In 2000, the four largest U.S. carriers controlled approximately 59% of the domestic market, based on number of available seats, and there were 11 additional airlines of significant size competing in a fragmented market. As a result of the consolidation in the sector, the four largest U.S. carriers control approximately 78% of the market as of 2018 and there are seven additional airlines of significant size competing in what is now a more consolidated market. This shift has been principally driven by a number of business combinations which have reshaped the domestic landscape: Delta Air Lines combined with Northwest Airlines in 2008, United Airlines combined with Continental Airlines in 2010, Southwest Airlines acquired AirTran Airlines in 2010, American Airlines (following its Acquisition of Trans World Airlines in 2001) combined with US Airways in 2013 (following its combination with America West Airlines in 2005) and Alaska Airlines acquired Virgin America in 2016. Consolidation has benefitted the U.S. airline sector, which has seen RASM increase from $11.12 cents in 2000 to $14.81 cents in 2018, while according to BTS, the average domestic air fare has climbed from $156 to $168 over the same period. As a result, the U.S. airline industry has recorded $82 billion of cumulative net income from 2008 through 2018.

U.S. airlines can broadly be divided into legacy network airlines, LCCs and ULCCs. While each major airline based in the United States generally competes with each other for airline passengers traveling on the routes they serve, particularly customers traveling in economy or similar classes of service, these categories identify the operating strategies of these airlines.

The legacy network airlines, including United Airlines, Delta Air Lines and American Airlines, serve a large business travel customer base and offer scheduled flights to most large cities within the United States and abroad (directly or through membership in one of the global airline alliances) and also serve numerous smaller cities. These airlines operate predominantly through a “hub-and-spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement enables travelers to fly from a given point of origin to more destinations without switching airlines. While hub-and-spoke systems result in low marginal costs for each incremental passenger, they also result in high fixed costs. The unit costs incurred by legacy network carriers to provide the gates, airport ground operations and maintenance facilities needed to support a hub-and-spoke operation are generally higher than those of the point-to-point network typically operated by LCCs and ULCCs. Aircraft schedules at legacy network carriers also tend to be inefficient to meet the requirements of connecting banks of flights in hubs, resulting in lower aircraft and crew utilization. Serving a large number of markets of different sizes requires the legacy carriers to have multiple fleets with multiple aircraft types along with the related complexities and additional costs for crew scheduling, crew training and maintenance. As a result, legacy network carriers typically have higher cost structures than LCCs and ULCCs due to, among other things, higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and the offering of multiple classes of services, including multiple premium classes of service.

In contrast, the LCC model focuses on operating a more simplified operation, providing point-to-point service without the high fixed costs required for a hub-and-spoke system. The lower cost structure of LCCs enables them to offer flights to and from many of the same markets as the major airlines at lower fares, though LCCs sometimes serve major markets through secondary, lower-cost airports in the same region. LCCs typically fly direct, point-to-point flights, which enables improved aircraft and crew scheduling efficiency. Many LCCs provide only a single class of service, thereby avoiding the incremental cost of offering premium-class services. Finally, LCCs, tend to operate fleets with very few aircraft families in order to maximize the utilization of flight crews across the fleet, to improve aircraft scheduling flexibility and to minimize inventory and aircraft maintenance costs. The major U.S. based airlines that define themselves as LCCs include Southwest Airlines and JetBlue Airways.

The ULCC model, which was pioneered by Ryanair in Europe and Spirit Airlines in the United States, was built on the LCC model, but combined with a focus on increased aircraft utilization, increased seat density and the unbundling of revenue sources aside from ticket prices with multiple products and services offered for purchase by the customer at additional cost. ULCCs have lower unit costs than the legacy network carriers or the LCCs. In addition, ULCCs are capable of driving significant increases in passenger volumes as a result of their low base fares. The major U.S. based airlines that define themselves as ULCCs include Spirit Airlines, Allegiant Travel Company and Frontier Airlines.

Within the broader U.S. charter market, which includes business jets, widebody and narrowbody charters, Sun Country exclusively focuses on the narrowbody segment. The narrowbody charter segment has experienced steady growth over the recent years posting a 6.1% CAGR over the 2013-2018 period and reaching approximately $1.2 billion market size as of 2018.

On the demand side, key customer segments within the U.S. narrowbody charter market include casinos and tour groups, the U.S. Department of Defense, sports teams (both professional and college teams) and other government customers. As of 2018, we had strong market positions in the casinos and tours customer segments, the U.S. Department of Defense and college sports customer segments with an estimated market share of approximately 33%, 29% and 18%, respectively. These customer segments are primarily comprised of large, high-budget organizations with recurring (in some cases even long term contracted) and resilient spend. The typical contract generally provides for the customer to pay a fixed charter fee insurance, landing fees, navigation fees and most other operational fees and cost. Fuel costs are contractually passed through to the customer, enhancing margins and removing commodity risk from the operators.

On the supply side, the market is fragmented and primarily served by pure play charter operators that typically operate small fleets and serve relatively small networks across the country. The reduced fleet size and network scale of pure play charter operators results in limited reserve aircraft to react to unexpected problems and schedule changes. Larger, high-budget and enduring charter customers primarily seek operational reliability and aircraft and crew availability to serve their planned and on-demand needs. In light of these specific needs, the size, scale, and reach of the network are key strategic advantages to compete in the charter market.

We believe that Sun Country represents a new breed of hybrid carrier that shares certain characteristics with Allegiant Travel Company and Southwest Airlines. Sun Country’s model includes many of the low cost structure characteristics of ULCCs, such as an unbundled product, point-to-point service and a single aircraft family fleet which allows us to maintain a cost base comparable to ULCCs. However, our product includes greater legroom, free beverage, in-flight entertainment and in-seat power that are consistent with the more elevated product of LCCs. Furthermore, we fly a flexible “peak demand” network that allows us to generate higher TRASM than ULCCs while maintaining lower CASM excluding fuel than LCCs. The only carrier in the United States that flies a similar flexible network is Allegiant Travel Company, but Allegiant flies to different markets than we do with a lesser product, smaller charter business and limited ticket distribution network through its website (closed distribution).

BUSINESS

Overview

Sun Country Airlines is a Minnesota-based high-growth, low-cost air carrier focused on serving leisure passengers on flights throughout the United States and to destinations in Mexico, Central America, the Caribbean and Canada. Sun Country Airlines represents a new breed of hybrid carrier. We operate an agile network consisting of our core scheduled service business and our synergistic and profitable charter business. Our unique model dynamically deploys shared aircraft and flight crews across our service lines to generate superior returns and high margins. We optimize capacity allocation by market, time of year, day of week and line of business by shifting flying to markets during periods of high demand and away from markets during periods of low demand with far greater frequency than other airlines. The only carrier in the United States that flies a similar flexible network to us is Allegiant Travel Company, but Allegiant flies to different markets than we do with a basic product, smaller charter business and limited ticket distribution network through its website. Our model includes many of the low-cost structure characteristics of ULCCs (which include Allegiant Travel Company, Spirit Airlines and Frontier Airlines), such as an unbundled product, point-to-point service and a single-family fleet of Boeing 737-NG aircraft, which allow us to maintain a cost base comparable to these ULCCs. However, we offer an elevated product that we believe is superior to the ULCCs and consistent with that of LCCs (which include Southwest Airlines and JetBlue Airways). For example, our product includes more legroom, free beverages, in-flight entertainment and in-seat power, none of which are offered by the ULCCs. The combination of our agile “peak demand” network with our elevated consumer product allows us to generate higher TRASM than ULCCs while maintaining lower CASM excluding fuel unit costs than LCCs.

In April 2018, we were acquired by the Apollo Funds. Since the acquisition, we have transformed our business under a new management team of seasoned professionals who have a strong combination of low-cost and legacy network airline experience. We have redesigned our network to focus our flying on peak demand opportunities at both our Minneapolis/St. Paul, or MSP, hub and our growing network of non-MSP point-to-point markets, which has supported a     % increase in passengers from 2017 to 2019. We have greatly expanded our ancillary products and services, increasing average ancillary revenue per scheduled service passenger by over     % from 2017 to 2019. Since 2017, management has taken actions to reduce our cost basis by approximately $34 million on an annual basis, contributing to a reduction in CASM excluding fuel of over     % between 2017 and 2019. We have invested over $115 million in new aircraft, new interiors, IT systems and other growth-oriented capital expenditure projects since the beginning of 2017. In June 2019, we introduced a new website and replaced our reservation and distribution system with the Navitaire system, which has lowered our selling costs, increased the proportion of our bookings that are made directly through our website and simplified the process of buying tickets and changing flight details post-purchase. We believe that these investments have positioned us to profitably grow our business in the long term and that our period of heavy investment in transformative capital spending is behind us for the foreseeable future.

Our network transformation has focused on increasing routes flown while allocating our assets to the most profitable lines of flying. We concentrate scheduled service trips during the highest yielding months of the year and days of the week, and we allocate aircraft to charter service when it is more profitable to do so. As a result, in 2019 only     % of our routes were daily year-round, compared to an average of     % among mainline U.S. passenger airlines. Although this scheduling approach produces lower fleet utilization than most of our peers, it generates significantly higher total revenue per available seat mile, or TRASM. In addition to network changes, we have invested in new aircraft interiors, including the removal of a legacy first class section and the replacement of older seats on all of our 737-800 aircraft with new comfortable, full-recline seats. We have increased the average seat count on our 737-800s from 162 to 186 while still offering an average pitch, defined as the distance from the back of a seat to the back of the seat directly in front of it, of 31 inches, which is comparable legroom to Southwest Airlines and greater legroom than all of our ULCC competitors. We have also installed in-seat power and provide complimentary in-flight entertainment streamed to passengers’ devices, features that are comparable to those offered by our LCC competitors and that are not offered by any of our ULCC competitors, providing our passengers with a preferred onboard experience. As part of our transformation, we have greatly increased our level of ancillary product sales, which consist of baggage fees, seat assignment fees and other fees. Our dynamic scheduling strategy, preferred product and focus on ancillary revenue generation have allowed us to produce unit revenue, as measured by TRASM, of        cents for the year ended December 31, 2019, which is comparable to LCCs and higher than ULCCs.

Our business transformation has also focused heavily on unit cost reduction. We have achieved cost savings by renegotiating certain key contracts and agreements, outsourcing certain functions to third-party service providers, reducing the cost of our fleet through more efficient aircraft sourcing and financing, staffing efficiencies and other cost-saving initiatives. As a result of these savings and the seat densification of our aircraft, our CASM excluding fuel has decreased from 7.79 cents for the year ended December 31, 2017 to      cents for the year ended December 31, 2019. Our CASM excluding fuel is comparable to ULCCs despite us flying a lower utilization network. We believe that we are well-positioned to continue reducing our unit costs as we grow through ongoing strategic initiatives and realize greater economies of scale. In addition, our low cost, leisure focused business models similar to ours have been more resilient during economic downturns compared to business models adopted by legacy carriers.

Our transformation has resulted in rapid growth and significant improvements to our financial results. From 2017 to 2019, our average fleet count has increased from 23.4 to             aircraft, our available seat miles have increased by approximately     % and our revenue has increased by approximately     %. In 2019, our total revenue was approximately $             million, our net income was approximately $             million, our Adjusted Net Income was approximately $            million, our Adjusted EBITDAR was approximately $            million and we had positive free cash flow, which we define as operating cash flow minus capital expenditures.

Our New Contract with Amazon

On December 13, 2019, we signed a six-year contract (with two, two-year extension options, for a maximum term of 10 years) with Amazon to provide them with air cargo services. Flying under the ATSA is expected to begin in the second quarter of 2020 and be fully ramped up by the fourth quarter of 2020, at which point Amazon will have up to 10 Boeing 737-800 cargo aircraft flown by Sun Country.

Our Competitive Strengths

We believe that the following key strengths allow us to compete successfully within the U.S. airline industry.

Agile “Peak Demand” Scheduling Strategy. We flex our capacity by day of the week, month of the year and line of business to capture what we believe are the most profitable flying opportunities available from both our MSP home market and our growing network of non-MSP markets. As a result, our route network varies widely throughout the year. For the year ended December 31, 2019, we flew approximately     % more of our capacity during our top 100 peak demand days of the year as compared to the remaining days of the year. For 2019, our average fare was approximately     % higher on our top 100 peak demand days as compared to the remaining days of the year. In 2019, only     % of our routes were daily year round, compared to     % for Frontier Airlines,     % for Allegiant Travel Company,     % for Spirit Airlines and     % for Southwest Airlines. The following charts demonstrate that our schedule is highly variable by day of week and month of year.

In addition to shifting aircraft across our network by season and day of week, we also shift between our scheduled service and charter businesses to maximize the return on our assets. We regularly schedule our fleet using what we refer to as “Power Patterns,” which involves scheduling aircraft and crew on trips that combine scheduled service and charter legs, dynamically replacing what would be lower margin scheduled service with charter opportunities. Our agility is supported by our variable cost structure and the cross utilization of our people and assets between lines of business. We believe that the synergies to be gained from cross utilization will increase when we begin servicing the Amazon cargo business in the second quarter of 2020 because our pilots will interchangeably be scheduled between scheduled service, charter and cargo flights. Our agile peak demand strategy allows us to generate TRASM by focusing on days with stronger demand.

Tactical Mid-Life Fleet with Flexible Operations. We maintain low aircraft ownership costs by purchasing mid-life Boeing 737-800 aircraft, which have a lower purchase price than comparable new Boeing 737 aircraft. Lower ownership costs allow us to maintain lower unit costs at lower levels of utilization. This allows us to concentrate our flying during periods of peak demand, which generates higher TRASM. In 2019, we flew our aircraft an average of      hours per day, which is the lowest among major U.S. airlines other than Allegiant

Travel Company, which flies a similar low utilization model, albeit serving smaller markets. Our single family aircraft fleet also has operational and cost advantages, such as allowing for optimization of crew scheduling and training and lower maintenance costs. Our fleet is highly reliable and we have a demonstrated ability to maintain our high completion factor during harsh weather conditions. For the twelve months ended September 30, 2019, we had a completion factor of 99.8% across our system, which is higher than ULCCs or LCCs, despite our cold weather Minneapolis home base.

Superior Low-Cost Product and Brand. We have invested in numerous projects to create a well-regarded product and brand that we believe is superior to ULCCs while maintaining lower fares than LCCs and larger full service carriers. Some of the reasons that we believe we have a superior brand include:

Our Cabin Experience. We have replaced all of our 737-800 seats with new state-of-the art seats that fully recline and have full size tray tables. Our new seats have an average pitch of 31 inches, giving our customers comparable legroom to Southwest Airlines and greater legroom than all ULCCs in the United States. We also added seat-back power, complimentary in-flight entertainment and free beverages to improve the overall flying experience for our customers. Such amenities are comparable to those offered on our LCC competitors and are not available on any ULCCs in the United States.

Our Digital Experience. We have significantly improved the buying experience for our customers. We overhauled our passenger service system and transitioned to Navitaire, the premier passenger service system in the United States. Navitaire has decreased our overall website session length, decreased mobile bounce and increased our overall conversion rate. The transition to Navitaire has been one of our most important initiatives, improving the Sun Country customer experience, making our website booking more seamless, allowing us to create a large customer database and supporting ancillary revenue growth.

In addition to our product, we believe that our brand is well recognized and well regarded in the markets that we serve. Based on a management study conducted in the fourth quarter of 2019, respondents that had a preference said they would rather fly Sun Country Airlines than Allegiant Travel Company by a margin of 79% to 21%, would rather fly Sun Country Airlines than Frontier Airlines by a margin of 77% to 23% and would rather fly Sun Country Airlines than Spirit Airlines by a margin of 81% to 19%.

Competitive Low Cost Structure. Our transformation initiatives have reduced our unit costs significantly and have positioned us well for future growth. Since 2017, management has taken actions to reduce our cost basis by approximately $34 million on an annual basis and has initiatives in place to generate an additional $10 million of cost savings going forward. Our completed and ongoing cost savings efforts include the outsourcing of Minneapolis station handling, renegotiation of our component maintenance agreement, fuel savings initiatives, catering cost reductions, renegotiation of distribution contracts and various other initiatives. Our CASM excluding fuel has declined from 7.79 cents for the year ended December 31, 2017 to cents for the year ended December 31, 2019. We are also focused on continuous cost rationalization and identifying potential redundancies or inefficiencies in our operations. We believe that our unique business model and strategy positions us well to maintain and improve our CASM despite having lower utilization rates than most of our peers.

Strong Position in Our Profitable MSP Home Market. We have been based in the Minneapolis-St. Paul area since our founding over 35 years ago, where our brand is well-known and well-liked. We are the largest low-cost carrier at MSP, which is our largest base, and the second largest airline based on ASMs after Delta Air Lines, which primarily serves business and connecting traffic customers, while we primarily serve leisure customers. Excluding Delta Air Lines, we have nearly twice the capacity, as measured by ASMs, of any other competitor at MSP. However, our seat share at MSP is still meaningfully lower than Spirit Airline’s seat share in Fort Lauderdale and Frontier Airline’s seat share in Denver, and we believe there is significant room for us to grow in MSP through further market stimulation. We fly out of Terminal 2, which we believe is preferred by many flyers because of its smaller layout, shorter security wait times, close parking relative to check-in and full suite of retail shops. We currently utilize 8 of the 14 gates in Terminal 2. As a result of our focus on flying during seasonal peak periods, our well regarded brand and product and our strong position in Minneapolis, we enjoy a TRASM premium at MSP. We believe MSP is among the most profitable LCC bases in the United States and we believe we generate higher TRASM in MSP than any ULCC in the United States in its primary base.

Synergistic and Profitable Charter Business. From 2017 through 2019, we have grown our charter revenue by approximately     % while providing charter services to over 275 destinations in 25 countries across the world. Our charter business has several favorable dynamics including a large repeat customer base, stable demand and the ability to pass through certain costs, including fuel. Our diverse charter customer base includes casino operators, the U.S. Department of Defense, college sports teams and professional sports teams. We are the primary air carrier for the NCAA Division I National Basketball Tournament (known as “March Madness”) and we flew over 100 college sports teams during 2019. Our charter business includes ad hoc, repeat, short-term and long-term service contracts (with pass through fuel arrangements and annual rate escalation) and most of our business is non-cyclical as the U.S. Department of Defense and sports teams still fly during economic downturns. Additionally, our stable and growing charter business complements seasonal and day-of-week focused scheduled passenger service by allowing us to optimize our aircraft scheduling and crew to the most profitable flying opportunities. In general, charter available seat miles are high in fall months when scheduled service operations are less favorable.

Seasoned Management Team. As part of our transformation, we recruited a seasoned management team with decades of experience in aviation at some of the largest and most successful airlines in the world. Our Chief Executive Officer, Jude Bricker, joined Sun Country Airlines in 2017 and has over 15 years of experience in the aviation industry, including serving as the Chief Operating Officer of Allegiant Travel Company from 2015 to 2017, at which point it was a public company. Our President and Chief Financial Officer, Dave Davis, joined Sun Country in 2018 and has over 20 years of experience in the aviation industry, including previously serving as the Chief Financial Officer at Northwest Airlines and US Airways, which were both public companies. Other members of our management team have worked at airlines such as American Airlines, Delta Air Lines, Northwest Airlines and US Airways.

Our Growth Strategy

Over the past two years, we have transformed our business to establish the infrastructure to support significant profitable growth going forward. Our main initiatives have included:

•	Network. We launched new markets and developed a repeatable network growth strategy. Our network strategy is expected to support passenger fleet growth to approximately 50 aircraft by the end of 2023.

•	Fleet. We restructured our fleet with a focus on ownership of Boeing 737-800s with no planned lease redeliveries prior to 2024, allowing us to focus on growth with low capital commitments.

•

Customer. We rebranded the airline around a leisure product with a significant ancillary revenue component. With the product transition complete, we can focus on stimulating demand in current and new markets and delivering a high quality travel experience.

•	Culture. We installed a new management team with a cost-conscious ethos, which included moving our headquarters into a hangar at MSP.

•	Operations. Through our transformation, we have maintained high standards of operational performance, including a 99.8% completion factor for the twelve months ended September 30, 2019.

We believe our initiatives have provided us with a unique platform to continue to profitably grow our business. Key elements of our growth strategy include:

Expand our “Peak Demand” Flying in Minneapolis and Beyond. We intend to continue to grow our network profitably both from MSP and on new routes outside of MSP by focusing on seasonal markets and day of the week flying during periods of peak demand. We have expanded our network from 46 routes in 2017 to 98 routes currently planned for 2020, including expanding our routes that neither originate nor terminate in MSP from 5 routes in 2017 to 42 routes planned for 2020. We have expanded our operations aggressively in recent years, in part because we are able to efficiently redeploy assets. Furthermore, the reduction in our unit costs has expanded the number of markets that we can profitably serve. We have identified over 250 new market opportunities. We have a successful history of opening and closing stations to meet seasonal demand. Our future network plans include growing our network at our hub in Minneapolis to full potential, including adding frequencies on routes we already serve and adding new routes to leverage our large, loyal customer base in the area. Our long term strategic plans have identified potential growth opportunities at MSP alone of 10 to 12 aircraft by the end of 2023.

We have also been rapidly growing, and will continue to grow, outside of MSP. Our customer friendly low fares have been well received in the upper Midwest and in large, fragmented markets elsewhere that we can profitably serve on a seasonal and/or day-of-week basis. Our upper Midwest growth is focused on cold to warm weather leisure routes from markets similar to Minneapolis, such as Madison, Wisconsin. Additionally, we have been adding capacity on large leisure trunk routes on a seasonal basis during periods when demand is high. Examples of such routes include Los Angeles to Honolulu and Dallas to Mexican beach destinations during the summer months. Our business model is ideally suited to seasonally serve these routes, which are highly profitable because fares are elevated during the months in which we fly them. Our long term strategic plans have identified potential growth opportunities outside of MSP of 5 to 8 aircraft, as well as an additional 3 to 4 aircraft to support our charter operations, in each case, by the end of 2023.

Continue to Increase Our Margins and Free Cash Flows. Since December 31, 2017, we have reduced our CASM excluding fuel from 7.79 cents to              cents, a level comparable to ULCCs. When combined with our TRASM, which remains comparable to LCCs and higher than ULCCs, we generate highly competitive margins. Since 2017, management has taken actions to reduce our cost basis by approximately $34 million on an annual basis and has initiatives in place to generate an additional $10 million of cost savings going forward. Our completed and ongoing cost savings initiatives include outsourcing of Minneapolis station handling, reworking of spare parts agreements, fuel savings initiatives, catering cost reductions, renegotiation of distribution contracts and various other initiatives. Our period of heavy investment in fleet renewal and transformative capital expenditures is largely behind us. As a result, we expect improvements in profit margins and free cash flow to support growth in the years ahead.

Grow Our New Amazon Business. On December 13, 2019, we signed a new six-year contract (with two, two-year extension options, for a maximum term of 10 years) with Amazon to provide air cargo transportation services with agreed pricing. Amazon will supply the aircraft and bear directly or reimburse us for certain operating expenses, including fuel and heavy maintenance. The aircraft will fly under our air carrier operating certificate and we will supply the crew, maintenance and insurance for the aircraft, all expenses that are well understood by us. Amazon has agreed to pay a fixed monthly fee per aircraft as well as a set rate per block hour flown. Flying is expected to begin in the second quarter of 2020 and be fully ramped up by the fourth quarter of 2020, at which point we will operate 10 cargo aircraft under the ATSA. We also expect that the Amazon operations will complement our core scheduled passenger business.

Our Scheduled Service Business

We provide low-fare passenger airline service primarily to leisure and VFR travelers. Our low fares are designed to stimulate demand from price-sensitive travelers seeking a superior product to ULCCs. For the years ended December 31, 2019 and 2018, our average base fare (which excludes applicable taxes and governmental fees) was approximately $         and $136.42, respectively, and our number of scheduled service passengers has increased to approximately          million from approximately 2.6 million.

In addition to base fares, passengers can choose from a number of ancillary products for an additional cost. Sources of our ancillary revenue include baggage fees, seat selection and upgrade fees, itinerary service fees, on-board sales and sales of trip insurance. Part of our strategy has been to reduce base fares to stimulate demand while increasing ancillary revenue per passenger. Our on-board sales are also designed to enhance the customer experience. For the years ended December 31, 2019 and 2018, our average ancillary revenue per passenger was approximately $         and $21.70, respectively.

We also earn revenue from other sources, including commissions from the sale of hotel rooms, rental cars, transportation of mail and cargo, and our co-branded credit card.

Despite the reduction in our average fares and a     % increase in capacity from 2018 to 2019, our TRASM has only declined by     % over the same period.

Our Charter Business

Our charter business services a variety of customers. For the year ended December 31, 2019, approximately     % of our charter revenue was serviced under long-term contracts with casino operators. The remainder of our charter business consists largely of short-term or ad hoc arrangements with repeat customers with whom we have long-term relationships, including the U.S. Department of Defense and college and professional sports teams. Our charter business complements our scheduled service operations by filling in charter flying when scheduled service demand is lower, optimizing our aircraft utilization to the most profitable opportunities. Our strong customer relationships and flexibility in scheduling charter flying enables us to serve a variety of charter customers and we believe we are well-positioned to continue to grow our charter business.

In addition to service revenue, we also collect revenue for direct pass through costs, including fuel expense, which we are fully reimbursed for by our charter customers. Our charter revenue has grown from $152 million in 2018 to $         million in 2019.

Route Network

Our network strategy operates across three key pillars: MSP, non-MSP and charter services. As Minnesota’s hometown airline, a substantial portion of our business is serving markets originating or ending in MSP. Our MSP network has grown 14% since 2017 and in 2019, we served approximately 52 markets from MSP. We believe that our TRASM in our MSP network for the year ended December 31, 2019 is higher than any ULCC in its hub. We have a leading position at Terminal 2 in MSP, which is preferred by many flyers because of its smaller layout, shorter security wait times, close parking relative to check-in and full suite of retail shops. We account for approximately 50% of the departures and operate out of eight or more of Terminal 2’s 14 gates, as needed. We are the number two carrier at MSP by seat share. Moreover, we are the largest low-cost airline at MSP, with significant opportunity to continue to grow both seat share and destinations. Our long-term strategic plans have identified potential growth opportunities at MSP of 10 to 12 aircraft by the end of 2023.

Non-MSP service is an increasingly significant portion of our business, having grown approximately         % since we launched our strategy to grow non-MSP service, now including approximately 49 markets. Non-MSP service has been a source of significant growth over the last two years. We continue to identify large demand markets where other airlines have been unable to respond to market needs during periods of seasonal demand. As part of the on-going assessment of market opportunities, we continue to identify future growth opportunities, primarily from Midwest locations to warm weather leisure destinations and large markets with fragmented and seasonal demand peaks. Our long-term strategic plans have identified potential growth opportunities outside of MSP of 5 to 8 aircraft by the end of 2023.

Below are maps of the scheduled service routes we operated in 2017 and 2019 (including routes we operate on a seasonal basis):

2017 Route Map

2019 Route Map

Our charter business is a core and integral piece of our network strategy that leverages our highly flexible operating certificate and flexible labor force to serve markets worldwide. Charter service revenue constituted approximately     % of revenue for the year ended December 31, 2019, and capacity grew approximately         % over the last two years. The charter and scheduled service businesses complement each other as our integrated scheduling allows the most profitable use of the aircraft, either scheduled or charter, to be selected on a segment by segment basis. Aircraft and crew utilization can be maximized by filling in charter flying in periods when scheduled service flying is less profitable.

Our air carrier operating certificate, labor agreements and operating capabilities allow us to fly to numerous destinations worldwide. We captured approximately 12.6% of approximately $1.2 billion spent on domestic, narrow body charter service in 2018, making us the third largest narrow body charter provider. Despite the current breadth of our charter business, we believe there is still room to grow into this large and fragmented market. We have identified several growth opportunities across potential sports teams, VIP individuals, government, and leisure contracts. Additionally, we have longstanding relationships with our charter customers who continue to rely on us as their trusted charter provider.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are ticket prices, flight schedules, aircraft type, passenger amenities, customer service, reputation and frequent flyer programs.

Our competitors and potential competitors include both legacy network and low-cost airlines. Our competitors on domestic routes are Alaska Airlines, Allegiant Travel Company, American Airlines, Delta Air Lines, Frontier Airlines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines and United Airlines. Our principal competitive advantages are our agile peak demand scheduling strategy, our superior low-cost product and brand, our competitive low-cost structure, our strong position in our profitable MSP home market and our profitable and synergistic charter business. We also believe the association of our brand with a high level of operational performance differentiates us from our competitors and enables us to generate greater customer loyalty. Our completion factor for the nine months ended September 30, 2019 was higher than any ULCC.

Our cost initiatives have yielded significant improvements in CASM over the last two years. As a result of these improvements and our flexibility to serve seasonal and year-round markets, we believe we are better positioned to offer a schedule tailored to properly serve periods of peak demand than our peers. The chart below compares our CASM excluding fuel and utilization with our competitors and demonstrates our ability to maintain low unit costs at lower aircraft utilization. The majority of our competitors maintain higher utilization to keep their unit costs low which makes it difficult for them to serve markets on a highly seasonal or day-of-week basis. As such, we believe our low CASM excluding fuel coupled with relatively low utilization is a competitive advantage. The only low-cost airline that is able to maintain a lower CASM excluding fuel at lower utilization is Allegiant Travel Company, which traditionally has focused on secondary markets and airports.

Our ability to maintain low unit costs at low utilization provides us with a competitive advantage to execute our agile peak demand network planning structure. Our peak demand strategy allows us to move into new markets quickly during periods when demand is maximized and there is less competitive pricing pressure.

See also “Risk Factors—Risks Related to Our Industry—The airline industry is exceedingly competitive, and we compete against low-cost carriers and ultra low-cost carriers and legacy network airlines; if we are not able to compete successfully in our markets, our business will be materially adversely affected.”

Seasonality

The airline industry has significant seasonal fluctuation in demand. Our network strategy is designed to take advantage of the seasonal nature of the airline business by concentrating our flying in seasons when demand is strongest and flying significantly less in seasons when demand is lower. As a result, our business is subject to significant seasonal fluctuations, especially our scheduled service. While our passenger business will remain highly seasonal, we expect that our Amazon operations will have the effect of mitigating seasonal troughs.

Traditionally, our business is geared towards north to south travel from MSP and the upper Midwest in the winter months, our strongest travel season. During the summer months, we focus on VFR traffic from MSP and leisure travelers originating in non-MSP markets. Although our actual results vary by season, we pride ourselves on the ability to adjust our route network and charter service to accommodate seasonality.

Distribution

We sell our flights through direct and indirect distribution channels with the goal of selling in the most efficient way across our customer base. Our direct distribution channels include our website and our call center and our indirect distribution channels include third parties such as travel agents and online travel agencies, or OTAs (e.g., Priceline and websites owned by Expedia, including Orbitz and Travelocity).

Our direct distribution channels are our lowest cost methods of distributing our product. In addition, they provide more opportunities to sell ancillary products and services, such as baggage services and seat selection and upgrades. With the introduction of our new Navitaire-based reservation system and website in June 2019, we have experienced a significant increase in the proportion of our bookings that are sold through direct channels. 2019 sales through direct channels accounted for     % of our total passenger revenue, compared to 58% in 2017.

Indirect distribution channels remain important outlets to sell our flights. Our movement in and out of markets where we may not have an established brand presence is facilitated by the availability of our inventory through GDS companies (e.g., Amadeus, Sabre and Travelport). We also generate sales through OTAs, which also broadens our ability to sell in highly seasonal markets. Sales through relatively higher cost indirect channels have fallen to      % in 2019 from 42% in 2017.

Marketing

We are focused on direct-to-consumer marketing targeted at our core leisure and VFR travelers who pay for their own travel costs. Our marketing message is designed to convey our affordable and convenient flight options to leisure destinations. We often include our low base fares in marketing materials in order to stimulate demand.

Our marketing tools are our proprietary email distribution list consisting of over 850,000 email addresses, our Sun Country Rewards program, as well as advertisements online, on television, radio, digital billboards and other channels. Our objective is to use our low prices, quality customer service, and differentiated in-flight product to stimulate demand and drive customer loyalty.

We have a team of business development professionals who utilize business-to-business methods to identify opportunities and develop and maintain relationships with potential charter customers.

We spent approximately     % and 4.8% as a percentage of total revenues on marketing, brand and distribution for the years ended December 31, 2019 and 2018, respectively.

Loyalty Program

Our Sun Country Rewards frequent flyer program rewards and encourages customer loyalty and we believe it is well tailored to serving the leisure passenger. Points earned are treated like currency and can be applied towards the purchase of all or a portion of our tickets. This makes our program more valuable to leisure customers who travel less frequently and would have difficultly accumulating enough points to get discounted travel on other airlines. The Sun Country Airlines Visa Signature Card is the primary vehicle whereby customers earn points and our frequent flyer program is geared specifically towards supporting adoption and continued use of the credit card. Sun Country Rewards offers award travel on every flight without blackout dates. Points expire 36 months after the date they were earned, except that points held by Sun Country Visa cardholders do not expire so long as the holder uses the card.

Customers

We believe our customers are primarily leisure and VFR travelers who are paying for their own ticket and who make their purchase decision based largely on price. These customers respond well to demand stimulation based on low base fares. Our network is agile and is adjusted for seasonal demand shifts. In the winter months, we largely focus on taking customers to warm weather destinations in the southern United States, Mexico and the Caribbean. In the other times of the year, we focus on VFR travelers to major markets and also provide service in markets where leisure or price sensitive customer demand is strong.

We believe our product appeals to price-sensitive customers because we give them the choice to pay only for the products and services they want. Overall, our business model is designed to deliver what we believe our customers want: low fares and a high quality flight experience.

We also complement our core business with charter operations. A significant portion of our business consists of repeat customers with whom we have long-term relationships, including several large casinos, college and professional sports teams. We have the ability to tailor our schedule to the specific needs of our charter customers, providing reliable operations, high completion factor and reasonable pricing for these customers.

Operational Performance

We are committed to delivering excellent operational performance, even in extreme weather conditions, which we believe supports our “peak demand,” leisure-focused business model and will strengthen customer loyalty and attract new customers. Our operational performance is enabled by our capable and dedicated workforce in maintenance and ground operations, as well as our highly capable fleet of 737-NG aircraft, which are equipped to operate in adverse weather conditions worldwide. Our primary operational metric is completion factor because most of our markets are operated less than daily. Our strong completion factor of     % for the year ended December 31, 2019 and 99.5% for the year ended December 31, 2018 is a significant competitive advantage. In addition to being able to complete flights in challenging weather, we are known for our dedication to getting passengers to their destination. Our high completion factor is critical to providing our customers with the utmost confidence and retaining their loyalty in the future. Our completion factor compares favorably to our competitors, with Sun Country leading among key competitor airlines as indicated below for the twelve months ended September 30, 2019.

Source: DOT Bureau of Transportation Statistics.

Charter operations are an important part of our business and our largest single customer is the U.S. Department of Defense. We consistently receive high marks for service and reliability. Our ratings from the Department of Defense for our charter flights for the year ended September 30, 2019 was 98% for domestic performance and 97% for international performance, putting us in the “exceptional” rating category. We are committed to serving not only our Department of Defense customers, but all our charter customers, with the highest levels of safety, reliability and performance.

Fleet

We fly only Boeing 737-NG aircraft, which we believe provides us significant operational and cost advantages compared to airlines that operate multiple fleet types. Flight crews are interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support are highly simplified relative to more complex fleets. With the addition of the Amazon cargo operations, we expect that these efficiencies will remain intact.

As of December 31, 2019, we had a fleet of Boeing 737-NG aircraft, consisting of             Boeing 737-800s and one Boeing 737-700. The average age of the passenger aircraft in our fleet was approximately          years as of December 31, 2019. Of the existing aircraft,             were financed under operating or capital leases as of December 31, 2019. The 2019-01 EETC will significantly reduce our financing costs as we use it to convert a portion of our leased aircraft to owned aircraft, as well as refinance some of our currently owned aircraft in the first half of 2020. This will substantially reduce our aircraft financing costs in 2020 and beyond. There are no scheduled aircraft lease redeliveries prior to 2024. Our current fleet plan calls for growth to 50 passenger aircraft by the end of 2023.

Aircraft Fuel

Aircraft fuel is our largest expense representing approximately     % and 30.1% of our total operating costs for the years ended December 31, 2019 and 2018, respectively. The price and availability of jet fuel are volatile due to global economic and geopolitical factors as well as domestic and local supply factors. Our historical fuel consumption and costs were as follows:

	Year Ended December 31,
	2019	2018
Gallons consumed (in thousands)		64,981
Average price per gallon	$	$2.34

Average price per gallon includes related fuel fees and taxes but excludes fuel-hedging gains and losses.

From time to time, we may enter into fuel derivative contracts in order to mitigate the risk to our business from future volatility in fuel prices, but such contracts may not fully protect us from all related risks. The intention of our fuel hedging program is not to manage earnings but rather to protect our liquidity. As of December 31, 2019, we had hedges in place for approximately     % of our projected fuel requirements for scheduled service operations in 2020, with all of our then existing options expected to be exercised or expire by the end of 2021. Generally speaking, our charter operations and the ATSA have pass-through provisions for fuel costs, and as such we do not hedge our fuel requirements for that portion of our business. Our hedges in place at the end of 2019 consisted of collars, and the underlying commodities consisted of both Gulf Coast Jet Fuel contracts as well as West Texas Intermediate Crude Oil contracts.

Maintenance and Repairs

We have an FAA mandated and approved maintenance program, which is administered by our technical operations department. Our maintenance technicians undergo extensive initial and recurrent training. Aircraft maintenance and repair consists of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, heavy maintenance and component service.

Line maintenance work is handled by our employees and contractors and consists of work performed between flights or overnight. Performing effective line maintenance is critical to maintaining a reliable operation and represents the majority of and most extensive maintenance we perform. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft. We maintain Sun Country technicians in Minneapolis, with limited line maintenance capabilities in Gulfport, Mississippi, Dallas-Fort Worth, Texas and Laughlin, Nevada. All other line maintenance is provided by third-party contractors as needed.

Heavy maintenance consists of engine and airframe overhauls, which are quite extensive and can take up to four months to complete. We maintain an inventory of spare engines to provide for continued operations during engine maintenance events. Major airframe maintenance checks consist of a series of complex tasks that generally take from one to four weeks to accomplish and are performed on a set schedule with varying repeat intervals. Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our heavy maintenance, engine restoration and major part repair is more economical.

We also outsource component maintenance and heavy airframe maintenance. Component maintenance consists of the ongoing and routine maintenance of aircraft components that can be removed and reinstalled. These contracts cover the majority of our aircraft component inventory acquisition, replacement and repairs, thereby reducing the need to carry extensive spare parts inventory.

Employees

As of December 31, 2019, we had             employees.

FAA regulations require pilots to have commercial licenses with specific ratings for the aircraft to be flown and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must also meet experience standards prescribed by FAA regulations.

Approximately      % of our employees are represented by labor unions under collective-bargaining agreements as set forth in the table below. Our pilots are represented by the Air Line Pilots Association, our flight attendants are represented by the International Brotherhood of Teamsters and our dispatchers are represented by the Transport Workers Union. We entered into NMB mediation with TWU on September 19, 2018. On December 3, 2019, our dispatchers approved a new contract, now amendable on November 14, 2024. Our collective bargaining agreement with our flight attendants is currently amendable and we are in negotiations with IBT. Our collective bargaining agreement with our pilots is amendable on October 31, 2020.

Employee Groups	Number of Employees	Representative	Status of Agreement/Amendable Date
Pilots		Air Line Pilots Association (ALPA)	Amendable in October 2020

Flight Attendants		International Brotherhood of Teamsters (IBT)	Amendable in December 2019

Dispatchers		Transport Workers Union (TWU)	Amendable in November 2024

The RLA governs our relations with labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the NMB to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board, or PEB, may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties.

Safety and Security

Safety is the most important thing we do and we are committed to the safety and security of our passengers and employees. In addition to complying with federally regulated safety and security standards, we strive to create a culture of safety and security that achieves the highest possible industry standard.

Some of the safety and security measures we have taken include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures and securing of cockpit doors. In addition, we have invested in a safety management system platform, which allows for anonymous reporting of safety concerns by employees and business partners and promotes active participation in the identification, reduction and elimination of hazards. We participate in ASIAS (FAA Aviation Safety Information Analysis and Sharing System), which is a central conduit for the exchange of safety information among its stakeholders, and FOQA (Flight Operations Quality Assurance), a structured program to gather and aggregate electronically recorded flight operations data for the purpose of identifying areas where safety, efficiency and training can be improved. Furthermore, we voluntarily completed the IATA Operational Safety Audit in June 2019, which is the benchmark for global safety management in airlines.

Our ongoing focus on safety relies on training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch and station operations. In addition, we recently conducted a safety culture survey, the results of which we have used to create action plans for areas of opportunity.

Facilities

In most of the airports we serve, we do not directly lease facilities, but rather operate under flexible common use agreements. This facilitates our strategy of entering and exiting markets to service periods of peak demand. Our terminal passenger service facilities, which include ticket counters, gate space, operational support space and baggage service offices, generally have month-to-month terms or are used on a per use basis. For any leased space we are typically responsible for maintenance, insurance and other facility-related expenses and services under these agreements. We also have entered into use agreements at many of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

We primarily operate out of eight of 14 gates at Terminal 2 at MSP, five of which are assigned to us on a priority basis with common use access to the remaining gates. Our leases for our terminal passenger service facilities, which include operational support space and baggage service offices, are leased on a month-to-month basis. Gate space and ticket counter space is used and billed on a per operation (each arrival and departure) basis until an annual operating cap is met. Our operating lease also includes two hangars:

•	108,000 square foot maintenance hangar, which includes office space and is where we provide certain maintenance on our aircraft; and

•	90,000 square foot office and hangar facility which has been converted into our corporate headquarters.

For charter service with an origin or destination where we do not have ground handling capabilities, we arrange with airports, fixed base operators or military bases to provide ground services on an as needed basis.

Our principal executive offices and headquarters are presently located on MSP property at 2005 Cargo Road, Minneapolis, Minnesota 55450, consisting of approximately 90,000 square feet, under a lease which expires in February 2029.

Community Partnerships

As a Minnesota-based company, it is an important part of our culture to give back to the community in which we work and live. We have several key community partnership initiatives:

•	Everyday Heroes – a program where we recognize one hero every month with a $500 Sun Country travel voucher, with recognition through TV and radio properties owned by our media partner.

•

Make-A-Wish Minnesota – we have a three-year commitment with Make-A-Wish MN to provide travel to every Minnesota Wish Kid flying to a destination Sun Country serves. We have carried over 140 Wish Kids to their wish destination since September 2018.

•	Hennepin Theatre Trust – we support the Trust’s Spotlight Education program, focused on education for local performing arts students.

Insurance

We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT, lessors and other financing parties. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire; auto; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; workers’ compensation and employer’s liability; and war risk (terrorism).

Foreign Ownership

Under federal law and DOT policy, we must be owned and controlled by U.S. citizens. The restrictions imposed by federal law and DOT policy currently require that at least 75% of our voting stock must be owned and controlled, directly and indirectly, by persons or entities who are citizens of the United States (“U.S. citizens”), as that term is defined in 49 U.S.C. 40102(a)(15), that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, at least 51% of our total outstanding stock must be owned and controlled by U.S. citizens and no more than 49% of our stock may be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the United States which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, please see “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”

Government Regulation

Aviation Regulation

The airline industry is heavily regulated, especially by the federal government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has authority to issue certificates of public convenience and necessity, exemptions and other economic authority required for airlines to provide domestic and foreign air transportation. International routes and international code-sharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. A U.S. airline’s ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier’s ability to obtain the necessary authority from the DOT and the applicable foreign government.

The U.S. government has negotiated “open skies” agreements with many countries, which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Our international flights to Mexico are governed by a recently implemented liberalized bilateral air transport which the DOT has determined has all of the attributes of an “open skies” agreement. Changes in the aviation policies of the United States, Mexico or other countries in which we operate could result in the alteration or termination of the corresponding air transport agreement, diminish the value of our international route authorities or otherwise affect our operations to/from these countries.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance requirements and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. We currently hold an FAA air carrier certificate.

Airport Access

In the United States, the FAA currently regulates the allocation of take-off and landing authority, slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms, which limit take-offs and landings, at certain airports. Level 1 is assigned where the capacity of airport infrastructure is generally adequate to meet demands of airport users at all times and therefore there is no extensive pattern of delays. Level 2 is assigned where there is potential for congestion during some periods of the day, week or season, which can be resolved by schedule adjustments mutually agreed between the airlines and schedule facilitator. Level 3 is assigned where (i) demand for airport infrastructure significantly exceeds the airport’s capacity during the relevant period; (ii) expansion of airport infrastructure to meet demand is not possible in the short term; (iii) attempts to resolve the problem through voluntary schedule adjustments have failed or are ineffective; and (iv) as a result, a process of slot allocation is required whereby it is necessary for all airlines and other aircraft operators to have a slot allocated by a coordinator in order to arrive or depart at the airport during the periods when slot allocation occurs. We do not currently operate in or out of any Level 3 airports. We currently operate, or plan to operate, in and out of San Francisco International Airport (SFO), Los Angeles International Airport (LAX), Chicago O’Hare International Airport (ORD) and Newark International Airport (EWR), which are Level 2 airports. We generally do not have any difficulty accessing these airports.

In addition, we plan to launch service to Vancouver, Canada in 2020. Terminal access for Vancouver is controlled by Vancouver Airport Authority due to facility constraints. We have obtained the access we need to accommodate our planned service.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition, lengthy tarmac delays, airline advertising, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, consumer notices and disclosures, customer complaints and transportation of passengers with disabilities. The DOT frequently adopts new consumer protection regulations, such as rules to protect passengers addressing lengthy tarmac delays, chronically delayed flights, codeshare disclosure and undisclosed display bias. The DOT also has authority to review certain joint venture agreements, marketing agreements, code-sharing agreements (where an airline places its designator code on a flight operated by another airline) and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.

Security Regulation

The TSA and the CBP, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the United States. International flights are subject to customs, border, immigration and similar requirements of equivalent foreign governmental agencies. We are currently in compliance with all directives issued by such agencies.

Environmental Regulation

We are subject to various federal, state, foreign and local laws and regulations relating to the protection of the environment and affecting matters such as air emissions (including greenhouse gas, or GHG, emissions), noise emissions, discharges to surface and subsurface waters, safe drinking water, and the use, management, release, discharge and disposal of, and exposure to, materials and chemicals.

We are also subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

GHG Emissions

Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. In particular, in June 2015, the EPA announced a proposed endangerment finding that aircraft engine GHG emissions cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare. If the EPA makes a final, positive endangerment finding, the EPA is obligated under the Clean Air Act to set GHG emissions standards for aircraft. Several states are also considering or have adopted initiatives to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional cap-and-trade programs. On March 6, 2017, ICAO adopted new carbon dioxide certification standards for new aircraft beginning in 2020. The new CO2 standards will apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023. In-production aircraft that do not meet the standard by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards.

In addition, in October 2016, the ICAO adopted the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), which is a global, market-based emissions offset program designed to encourage carbon-neutral growth beyond 2020. The CORSIA will increase operating costs for us and other U.S. airlines that operate internationally. The CORSIA is being implemented in phases, with information sharing beginning in 2019 and a pilot phase beginning in 2021. Certain details are still being developed and the impact cannot be fully predicted.

Noise

Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system, subject to FAA review under the Airport Noise and Control Act (ANCA) of 1990. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb and limiting the overall number of flights at an airport. While we have had sufficient scheduling flexibility to accommodate local noise restrictions in the past, our operations could be adversely impacted if ICAO or locally imposed regulations become more restrictive or widespread.

Other Regulations

Airlines are also subject to various other federal, state, local and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.

Legal Proceedings

We are subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Jude Bricker	46	Chief Executive Officer; Director
Dave Davis	53	President and Chief Financial Officer; Director
Gregory Mays	51	Chief Operating Officer and Executive Vice President
Eric Levenhagen	38	Chief Administrative Officer, General Counsel and Secretary
Jeffrey Mader	59	Chief Information Officer and Executive Vice President
Brian Davis	40	Chief Marketing Officer and Executive Vice President
Grant Whitney	43	Chief Revenue Officer and Executive Vice President
John Gyurci	49	Vice President, Finance, and Chief Accounting Officer
Bill Trousdale	51	Vice President, Financial Planning & Analysis, and Treasurer
R. Brian Davis	52	Vice President, Ground Operations
Marc Becker	47	Director
Joshua Black	33	Director
Antoine Munfakh	37	Director
David Siegel	58	Executive Chairman; Director
Juan Carlos Zuazua	40	Director

The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Jude Bricker has served as our Chief Executive Officer since July 2017. Mr. Bricker has 15 years of experience in the aviation industry. He previously served as the Chief Operating Officer of Allegiant Travel Company, as well as various other leadership roles over the course of a decade. As Chief Operating Officer of Allegiant, Mr. Bricker was the senior executive responsible for marketing, network, operations, treasury, fleet, scheduling, pricing, ancillary products, digital, distribution, charters, loyalty and investor relations. From 2004 to 2006, Mr. Bricker was a finance manager at American Airlines. Mr. Bricker holds a BS in Civil Engineering from Texas A&M University and an MBA from the University of Texas.

Dave Davis has served as our Chief Financial Officer since May 2018 and as our President since December 2019. Previously, Mr. Davis served as Chief Executive Officer of Global Eagle Entertainment, Inc., a leading global provider of media content and satellite-based connectivity systems for use in commercial aviation, maritime and remote land-based applications. Prior thereto, Mr. Davis was the Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc., the world’s fourth largest airline prior to its sale to Delta Airlines in 2008. Additionally, Mr. Davis has held various finance leadership positions at Northwest Airlines, US Airways and Budget Group. Mr. Davis received a Bachelor of Aerospace Engineering and Mechanics degree and an MBA from the University of Minnesota.

Gregory Mays has served as our Chief Operating Officer since June 2019. Mr. Mays previously worked as a Senior Industry Advisor with Boston Consulting Group where he led operations teams in maintenance and engineering, airport operations, cargo operations, labor relations, and design/test engineering. Prior thereto, Mr. Mays was Vice President of Labor Relations and Vice President of Maintenance and Engineering at Alaska Airlines. Additionally, Mr. Mays worked at Delta Airlines for over 13 years in various operations capacities. Mr. Mays earned a BS in Aerospace Engineering from the University and Alabama and an MBA from Emory University.

Eric Levenhagen has served as our Chief Administrative Officer since May 2018 and has served as our Executive Vice President of Legal since April 2017 and as General Counsel since September 2016. Previously,

Mr. Levenhagen served as Assistant General Counsel at Landmark Aviation, an aviation services company. Prior thereto, Mr. Levenhagen was a practicing corporate attorney and Adjunct Professor of Business Law and Ethics at Belhaven University. He received a BS from Texas Christian University and a JD from Hamline School of Law in St. Paul, Minnesota.

Jeffrey Mader has served as our Chief Information Officer since April 2018. He previously served as Chief Information Officer at Imagine! Print Solutions. From 1991 to 2014, Mr. Mader held various senior leadership positions on the technology team at Target. Since 2009, Mr. Mader has been on the board of United Through Reading, a nonprofit organization. He holds a BS in Computer Science, Finance and Management from Minnesota State University, Mankato and an MBA from the University of St. Thomas (St. Paul).

Brian Davis has served as our Chief Marketing Officer since January 2018. Mr. Davis previously served as Special Advisor on Business Strategy to Wingo, a subsidiary of Copa Airlines. From 2005 to 2017, Mr. Davis served in a number of leadership roles at Allegiant Airline, including as Vice President of Marketing and Sales. Additionally, Mr. Davis was previously an Adjunct Professor of Marketing and PR at California State University, Los Angeles. He holds an MBA from the Wharton School of the University of Pennsylvania.

Grant Whitney has served as our Chief Revenue Officer since May 2019. Prior thereto, he spent 9 years at United Airlines, most recently in the role of Vice President of Domestic Network Planning. Prior to that, Mr. Whitney served as Director of International Planning at US Airways, and spent 8 years at Northwest Airlines in various commercial and network-planning functions. Mr. Whitney holds a BA in Economics from Carleton College and an MBA from the Carlson School of Management at the University of Minnesota.

John Gyurci has served as our Chief Accounting Officer since October 2018. Mr. Gyurci previously served as Corporate Controller at MTS Systems Corporation, a global manufacturing company. Prior thereto, Mr. Gyurci served as Vice President of Financial Accounting & Reporting at Merrill Corporation, a technology company. Prior to that, Mr. Gyurci served as Managing Director of Corporate Accounting & Reporting at Northwest Airlines. He received a BA in Accounting from the University of St. Thomas in St. Paul, Minnesota, and is also a CPA (inactive status) in the state of Minnesota.

Bill Trousdale has served as our Vice President of Financial Planning & Analysis and Treasurer since June 2018. Previously, he served as Vice President of Corporate Finance at Global Eagle Entertainment and as Vice President of Global Treasury at Laureate Education. Prior thereto, he held senior finance positions at Northwest Airlines and US Airways. Mr. Trousdale received a BS in Mechanical Engineering from MIT and an MBA from Northwestern University.

R. Brian Davis has served as our Vice President of Ground Operations since February 2018. He has previously held Regional Vice President positions with ASIG and acquiring entity Menzies from 2013 to 2018. Prior to that, Mr. Davis served in several progressive roles with Spirit Airlines from 2003 to 2013. Mr. Davis also held various leadership positions at US Airways, where held a position as Director Properties and Facilities. He holds a BS in Aviation Business Administration from Embry-Riddle Aeronautical University.

Marc Becker is a member of our board of directors. A 22-year veteran at Apollo, Mr. Becker is a Senior Partner based in New York and oversees the Firm’s efforts in the payments, real estate services and building products industry verticals. Mr. Becker also chairs the Investment Committee for Apollo’s U.S. and Asia real estate private equity division. Prior to joining Apollo in 1996, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker graduated cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Becker serves on several corporate boards of directors, including The ADT Corporation, as Chairman, and OneMain Holdings, Inc. Previously, Mr. Becker has also served on the board of directors of Realogy, Affinion Group, Apollo Residential Mortgage, EVERTEC, National Financial Partners, Countrywide plc, SourceHOV, Metals USA, CEVA Logistics, Novitex Corp., Pacer International, Quality Distribution, Pinnacle Holdings Corp., United Agri Products and Vantium Capital. Mr. Becker is actively involved in a number of non-profit organizations and serves as a board member of the Park Avenue Synagogue and TEAK Fellowship as Chairman.

Joshua Black is a member of our board of directors. Mr. Black is a Principal in the Private Equity division of Apollo Global Management, Inc., having joined Apollo in 2011. Mr. Black focuses on a wide range of industries, including property and casualty insurance. Prior to joining Apollo, Mr. Black was a member of the Leveraged Finance Product Group at Goldman Sachs & Co. having worked previously in the Financial Institutions Industry Group. Mr. Black currently sits on the boards of Aspen, Tegra, Huddle House, Volotea, Somerset Partners, and Augustus Specialty. Mr. Black graduated cum laude from Princeton University with a B.A. in Religion.

Antoine Munfakh is a member of our board of directors. Mr. Munfakh is a Senior Partner at Apollo, having joined in 2008. Previously, Mr. Munfakh served as an Associate at the private equity firm Court Square Capital Partners, where he focused on investments into the Business & Industrial Services sectors. Prior thereto, he started his career as an Analyst in the Financial Sponsor Investment Banking group at JPMorgan, where he provided M&A and financing services in support of private equity transactions. Mr. Munfakh currently serves on the board of directors of Volotea Airlines, Direct ChassisLink Inc, Blume Global, Maxim Crane Works, Apollo Education Group and McGraw-Hill Education, Inc. He also serves on the Board of Governors of The Thirst Project, a charitable organization that builds freshwater wells in developing nations. He previously served on the board of directors of CH2M HILL Companies and Claire’s Stores, Inc. Mr. Munfakh graduated summa cum laude from Duke University with a BS in Economics, where he was elected to Phi Beta Kappa. In 2018, Mr. Munfakh was selected by The M&A Advisor for their Ninth Annual Emerging Leaders Award, commonly referred to as the “40 Under 40” award.

David Siegel has served as our Executive Chairman since April 2018 and is also a member of our board of directors. Prior to joining Sun Country, Mr. Siegel served as the Chief Executive Officer of Ansett Worldwide Aviation Services, one of the world’s 10 largest aircraft leasing companies. From 2012 to 2015, Mr. Siegel served as the Chief Executive Officer and President of Frontier Airlines, Inc. Prior thereto, Mr. Siegel served as Chairman and Chief Executive Officer of XOJET, Inc., a TPG Growth backed private aviation company, and as President, Chief Executive Officer and board member of US Airways Group, Inc. Mr. Siegel currently serves on the board of directors and as Chairman of Volotea, S.A. Mr. Siegel earned a MBA with honors from Harvard Business School and graduated magna cum laude from Brown University with an Sc.B. in Applied Mathematics – Economics.

Juan Carlos Zuazua is a member of our board of directors. Mr. Zuazua has 13 years of experience in the aviation industry and has served as the Chief Executive Officer of Viva Aerobus since 2010. Mr. Zuazua earned an MBA in Public Policy from Escuela de Graduados de Administración Pública at the Tecnológico de Monterrey.

Controlled Company

We intend to apply to list the shares of our Class A common stock offered in this offering on the             . As the Apollo Funds will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our board of directors to have a majority of independent directors, (2) those that would require that we establish a compensation committee composed entirely of independent directors and with a written charter addressing the committee’s purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise ensure that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares of Class A common stock continue to be listed on             , we will be required to comply with these provisions within the applicable transition periods.

Director Independence

While we are a “controlled company” we are not required to have a majority of independent directors. As allowed under the applicable rules and regulations of the SEC and the             , we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.” Upon consummation of this offering, we expect our independent directors, as such term is defined by the applicable rules and regulations of the              , will be Juan Carlos Zuazua and                 .

Board Composition

Upon the consummation of this offering, our board of directors will consist of ten members. We intend to avail ourselves of the “controlled company” exception under the         rules, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

If at any time we cease to be a “controlled company” under the         rules, the board of directors will take all action necessary to comply with the applicable         rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Upon the consummation of this offering, our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Upon consummation of this offering:

•	, and will be Class I directors, whose initial terms will expire at the fiscal 2021 annual meeting of stockholders;

•	, and will be Class II directors, whose initial terms will expire at the fiscal 2022 annual meeting of stockholders; and

•	, , and will be Class III directors, whose initial terms will expire at the fiscal 2023 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control. At each annual meeting, our stockholders will elect the successors to one class of our directors.

The authorized number of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

The Apollo Funds have the right, at any time until the Apollo Funds no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors (the “Apollo Directors”) comprising a percentage of the board in accordance with its beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), except that if the Apollo Funds beneficially own more than 50% of the voting power of our outstanding common stock, they will have the right to nominate a majority of the directors.

For so long as Amazon holds the 2019 Warrants or any shares of Class A common stock issued upon exercise of the 2019 Warrants and the ATSA remains in effect, Amazon will have the right to nominate a member or an observer to our board of directors.

Board Committees

Following the completion of this offering, the board committees will include an executive committee, an audit committee, a compensation committee, a nominating and corporate governance committee and a safety committee. So long as the Apollo Funds beneficially own at least 5% of the voting power of our outstanding common stock, a number of directors nominated by the Apollo Funds that is as proportionate (rounding up to the next whole director) to the number of members of such committee as is the number of directors that the Apollo Funds is entitled to nominate to the number of members of our board of directors will serve on each committee of our board, subject to compliance with applicable law.

Executive Committee

Following the consummation of this offering, our executive committee will consist of Jude Bricker,                     and                     . Subject to certain exceptions, the executive committee generally may exercise all of the powers of the board of directors when the board of directors is not in session. The executive committee serves at the pleasure of our board of directors. This committee and any of its members may continue or be changed once the Apollo Funds no longer own a controlling interest in us.

Audit Committee

Following the consummation of this offering, our audit committee will consist of                 ,                 and                 . We intend to avail ourselves of the “controlled company” exception under the              rules, which allows us to phase in an independent audit committee. We will have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. Our board of directors has determined that              qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that         is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards. The principal duties and responsibilities of our audit committee will be as follows:

•	to prepare the annual audit committee report to be included in our annual proxy statement;

•	to oversee and monitor our financial reporting process;

•	to oversee and monitor the integrity of our financial statements and internal control system;

•	to oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•	to oversee and monitor the performance, appointment and retention of our senior internal audit staff person;

•	to discuss, oversee and monitor policies with respect to risk assessment and risk management;

•	to oversee and monitor our compliance with legal and regulatory matters; and

•	to provide regular reports to the board.

The audit committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation Committee

Following the consummation of this offering, our compensation committee will consist of                     ,                      and                     . The principal duties and responsibilities of the compensation committee will be as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

•

to review and approve the compensation of our chief executive officer, other officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements, confidentiality and non-competition agreements;

•

to review and recommend to the board of directors a succession plan for the chief executive officer and development plans for other key corporate positions as shall be deemed necessary from time to time;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to administer incentive compensation and equity-related plans;

•	to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;

•	to set and review the compensation of members of the board of directors; and

•	to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the          rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

Following the consummation of this offering, our nominating and corporate governance committee will consist of                     ,                     and                     . The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•

to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

•	to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company; and

•	to oversee the evaluation of our board of directors and senior management.

We intend to avail ourselves of the “controlled company” exception under the          rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Safety Committee

Following the consummation of this offering, our safety committee will consist of                    ,                     and                     . Our safety committee assists the board with overseeing the Company’s safety and security processes, procedures and reporting and is responsible for: (i) monitoring management’s efforts to ensure the safety of our passengers and employees; (ii) reviewing our policies, procedures and investments and monitoring our activities with respect to information security; (iii) monitoring and assisting management in creating a uniform safety culture that achieves the highest possible industry standards; and (iv) periodically reviewing all aspects of airline safety and security with management and outside experts as necessary.

Code of Business Conduct and Ethics

Upon consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of business conduct and ethics will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at https://www.suncountry.com. Following the consummation of this offering, the code of business conduct and ethics will be available on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Following the completion of this offering, the compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

EXECUTIVE COMPENSATION

Executive Summary

The Company’s goal for its executive compensation program is to utilize a pay-for-performance compensation program that is directly related to achievement of the Company’s financial and strategic objectives. This program is designed to: (i) provide compensation opportunities that will allow the Company to attract and retain talented executive officers who are essential to the Company’s success; (ii) provide compensation that rewards both individual and corporate performance and motivates the executive officers to achieve corporate strategic objectives; (iii) reward superior financial and operational performance in a given year, over a sustained period and expectations for the future; (iv) place compensation at risk if performance goals are not achieved; and (v) align the interests of executive officers with the long-term interests of stockholders through stock-based awards.

Summary Compensation Table

The following table sets forth the compensation paid or awarded to our named executive officers, or NEOs, by the Company and its affiliates for services rendered in all capacities to the Company and its affiliates in fiscal year 2018:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Jude Bricker	2018	$200,000	$360,000	$2,966,882	$29,177	$3,556,059
Chief Executive Officer

Dave Davis	2018	$280,000	$168,666	$1,186,753	$21,652	$1,657,071
Chief Financial Officer

John Spanjers(1)	2018	$335,000	$301,500	$1,186,753	$29,157	$1,852,409
EVP & Chief Operating Officer

(1)	John Spanjers retired from the Company effective as of July 2, 2019.
(2)

The amounts reported reflect the aggregate grant date fair value of each stock option computed in accordance with FASB ASC Topic 718. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating this amount. These options were originally granted as options to purchase SCA common stock and will be converted into options to purchase Class A common stock in connection with the Corporate Conversion, with exercise prices appropriately adjusted.

(3)

For each of our NEOs, the amounts under “All Other Compensation” for fiscal year 2018 represent the Company’s contributions in respect of life insurance and our 401(k) Plan ($6,429 for Mr. Bricker, $2,876 for Mr. Davis and $10,141 for Mr. Spanjers), annual cell phone allowance ($720 for Mr. Bricker, $420 for Mr. Davis and $660 for Mr. Spanjers) and flight benefits under our Air Travel Plan (“ATP”). Under the ATP, certain executives, including our NEOs, receive an annual dollar value that they may use for personal travel on our flights for themselves and certain qualifying friends and family. Each one-way flight taken is valued at $75, which is the average cost to us of a one-way flight. For fiscal 2018, each NEO received a travel bank under the ATP ($15,000 for Mr. Bricker and $12,500 for Messrs. Davis and Spanjers). As the ATP benefit is taxable income to the NEOs and the Company pays such taxes on a grossed up basis, the amounts reflected under “All Other Compensation” in respect of the ATP benefit were adjusted to $22,028 for Mr. Bricker and $18,356 for Messrs. Davis and Spanjers.

Employment Agreements with Named Executive Officers

Jude Bricker Employment Agreement

Sun Country Inc. (formerly known as MN Airlines, LLC), a subsidiary of the Company, entered into a second amended and restated employment agreement with Jude Bricker to serve as Chief Executive Officer of the Company, effective as of April 11, 2018. The agreement extends for an initial term of five years, until April 11, 2023, and shall thereafter be automatically extended for successive one-year periods, unless either party provides written notice of non-renewal at least 90 days prior to the expiration of the initial term or any extended term. Pursuant to the employment agreement, Mr. Bricker’s annual base salary shall be no less than $200,000 and Mr. Bricker shall be eligible to receive a non-discretionary annual bonus equal to $60,000, and a discretionary performance-based annual bonus with a target equal to 200% of his annual base salary.

In connection with Mr. Bricker’s agreement, Mr. Bricker received an option to purchase shares of SCA common stock equal to 3% of the fully diluted total outstanding shares of SCA common stock, subject to the terms and conditions set forth in the Company’s equity incentive plan and a nonqualified stock option agreement thereunder. Additionally, Mr. Bricker purchased $6,500,000 in shares of SCA common stock at the same indicative price per share paid by the Apollo Funds, a portion of which was paid through a Company loan to Mr. Bricker in exchange for a promissory note, with a principal amount equal to $2,500,000, which loan will be repaid in full prior to the filing of the registration statement of which this prospectus is a part.

Mr. Bricker is also entitled to travel benefits, including an annual credit of $15,000 in his ATP account for personal travel on Company scheduled flights for him and certain qualifying friends and family. Mr. Bricker may also travel on scheduled Company flights in accordance with the Company’s general employee travel policy, the cost of which is not deducted from Mr. Bricker’s ATP account. Upon the earlier of April 11, 2023 or a Change in Control (as defined in the SCA Acquisition Equity Plan), Mr. Bricker’s travel benefits will vest for his lifetime and be useable by Mr. Bricker for the remainder of his life.

In addition to the compensation and benefits described herein, Mr. Bricker’s employment agreement also provides for compensation and benefits under specified circumstances in connection with the termination of his employment, as described below under “—Potential Payments upon Termination.”

Mr. Bricker is subject to restrictive covenants, including non-competition during employment and for 18 months thereafter, non-solicitation of employees (including no-hire), consultants, customers and suppliers during employment and for 18 months thereafter, non-disclosure of confidential information for a perpetual period of time and non-disparagement by Mr. Bricker for a perpetual period of time.

Dave Davis Employment Agreement

Sun Country Inc. entered into an employment agreement with Dave Davis to serve as Chief Financial Officer, effective as of April 11, 2018. The agreement extends for a term of five years, until April 11, 2023. Pursuant to the employment agreement, Mr. Davis’ annual base salary shall be no less than $420,000 until March 31, 2019 and, beginning April 1, 2019, shall be no less than $360,000. Mr. Davis was eligible to receive a bonus of $168,666 for the calendar year ending December 31, 2018 and, for calendar years 2019 and thereafter, a discretionary annual bonus with a target equal to 75% of his base salary; provided, however, that for calendar year 2019, one-half of the target amount ($135,000) shall be guaranteed and paid to Mr. Davis during the calendar year in equal installments, and during each successive year of the employment term, Mr. Davis may request, subject to approval by the chief executive officer and the board of directors, a portion of his discretionary annual bonus to become guaranteed and payable.

In connection with Mr. Davis’ agreement, Mr. Davis received an option to purchase SCA common stock equal to 1.20% of the fully diluted total outstanding SCA common stock, subject to the terms and conditions set forth in the Company’s equity incentive plan and a nonqualified stock option agreement thereunder. Additionally, Mr. Davis had the opportunity to purchase SCA common stock at the same indicative price per share paid by the Apollo Funds.

Mr. Davis is also entitled to travel benefits, including an annual credit of $12,500 in his ATP account for personal travel on Company scheduled flights for him and certain qualifying friends and family. Mr. Davis may also travel on scheduled Company flights in accordance with the Company’s general employee travel policy, the cost of which is not deducted from Mr. Davis’ ATP account. Upon the earlier of April 11, 2023 or a Change in Control (as defined in the SCA Acquisition Equity Plan), Mr. Davis’ travel benefits will vest for his lifetime and be useable by Mr. Davis for the remainder of his life.

In addition to the compensation and benefits described herein, Mr. Davis’ employment agreement also provides for compensation and benefits under specified circumstances in connection with the termination of his employment, as described below under “—Potential Payments upon Termination.”

Mr. Davis is subject to restrictive covenants, including non-competition during employment and for 12 months thereafter, non-solicitation of employees (including no-hire), consultants, customers and suppliers during employment and for 12 months thereafter, non-disclosure of confidential information for a perpetual period of time and non-disparagement by Mr. Davis for a perpetual period of time.

John Spanjers Employment Agreement

Sun Country Inc. entered into an employment agreement with John Spanjers to serve as Chief Operating Officer, effective as of April 11, 2018. The agreement extended for an initial term of five years, until April 11, 2023, and provided that it would thereafter be automatically extended for successive one-year periods, unless either party provides written notice of non-renewal at least 90 days prior to the expiration of the initial term or any extended term. Mr. Spanjers retired from the Company effective as of July 2, 2019. Pursuant to the employment agreement, Mr. Spanjers’ annual base salary was no less than $335,000. Mr. Spanjers was also eligible to receive a bonus of $301,500 for the calendar year ending December 31, 2018 and, for calendar years 2019 and thereafter, a discretionary annual bonus to be established at the beginning of each calendar year.

In connection with Mr. Spanjers’ agreement, Mr. Spanjers received an option to purchase SCA common stock equal to 1.20% of the fully diluted total outstanding SCA common stock, subject to the terms and conditions set forth in the Company’s equity incentive plan and a nonqualified stock option agreement thereunder. Additionally, Mr. Spanjers had the opportunity to purchase SCA common stock at the same indicative price per share paid by the Apollo Funds.

Mr. Spanjers was also entitled to travel benefits, including an annual credit of $12,500 in his ATP account for personal travel on Company scheduled flights for him and certain qualifying friends and family. Mr. Spanjers was also permitted to travel on scheduled Company flights in accordance with the Company’s general employee travel policy, the cost of which is not deducted from Mr. Spanjers’ ATP account. Upon the earlier of April 11, 2023 or a Change in Control (as defined in the SCA Acquisition Equity Plan), Mr. Spanjers’ travel benefits will vest for his lifetime and be useable by Mr. Spanjers for the remainder of his life.

In addition to the compensation and benefits described herein, Mr. Spanjers’ employment agreement also provided for compensation and benefits under specified circumstances in connection with the termination of his employment, as described below under “—Potential Payments upon Termination.”

In connection with his employment agreement, Mr. Spanjers is subject to restrictive covenants, including non-competition during employment and for 12 months thereafter, non-solicitation of employees (including no-hire), consultants, customers and suppliers during employment and for 12 months thereafter, non-disclosure of confidential information for a perpetual period of time and non-disparagement by Mr. Spanjers for a perpetual period of time.

2018 Outstanding Equity Awards at Fiscal Year-End Table

The following table lists each NEO’s outstanding equity awards at the end of fiscal 2018.

Outstanding Equity Awards At Fiscal 2018 Year-End

Executive	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
Jude Bricker	—	32,858	52,487	$100	11/21/2028
David Davis	—	13,143	20,995	$100	4/17/2029
John Spanjers	—	13,143	20,995	$100	11/21/2028

(1)

These options were originally granted as options to purchase SCA common stock and will be converted into options to purchase Class A common stock in connection with the Corporate Conversion, with exercise prices appropriately adjusted. Options vest and become exercisable with respect to 25% of shares of common stock subject to the award on each anniversary of April 11, 2018, such that all shares will be vested on April 11, 2022, subject to the holder continuing to provide services to the Company through each such vesting date. All options will accelerate and vest in full upon a Change in Control (as defined in the SCA Acquisition Equity Plan).

(2)

These options were originally granted as options to purchase SCA common stock and will be converted into options to purchase Class A common stock in connection with the Corporate Conversion, with exercise prices appropriately adjusted. Performance-based options vest and become exercisable upon a Change in Control (as defined in the SCA Acquisition Equity Plan) subject to the satisfaction of performance-based criteria. Specifically, 33% of the performance-based options will vest and become exercisable upon a Change in Control if the Company’s private equity investors achieve a MOIC of 3.0x and 100% of the performance-based options will vest and become exercisable upon a Change in Control if the Company’s private equity investors achieve a MOIC of at least 5.0x. Vesting in respect of achievement between a MOIC of 3.0x and a MOIC of 5.0x is linearly interpolated. In the event that 100% of the performance-based options have not vested prior to or at the time of the effectiveness of this offering, on certain “MOIC Test Dates” (i.e., months following this offering), unvested performance-based options will vest according to the following schedule based on achievement of a multiple equal to the ratio of (i) the sum of (A) the amount of all cash consideration, plus (B) the then-current value of the shares held by the Company’s private equity investors based on the volume weighted average price for the trailing ninety consecutive trading days immediately preceding the applicable MOIC Test Date to (ii) the amount of the Company’s private equity investors’ invested capital, provided that the amount of such invested capital shall not be reduced by distributions (the “TRMOIC”):

Months Post-IPO (“MOIC Test Date”)	% of Performance-Based Options Eligible to Vest	Vested Amount Based on 3.0x TRMOIC	Vested Amount Based on 5.0x TRMOIC
12	25%	7.5%	25%
18	37.5%	11.25%	37.5%
24	50%	15.0%	50%
30	62.5%	18.75%	62.5%
36	75%	22.5%	75%

Vesting in respect of achievement between a TRMOIC of 3.0x and a TRMOIC of 5.0x will be linearly interpolated. On each MOIC Test Date, the percentage of the performance-based options that will vest on that date will be added to the percentage of the performance-based options that vested prior to the applicable MOIC Test Date, provided, however, that on any given MOIC Test Date, the total percentage of the performance-based options that may vest will not exceed the percentage shown for the applicable MOIC Test Date under the column heading “Vested Amount Based on 5.0x TRMOIC.”

Potential Payments Upon Termination

Upon a termination of employment for any reason, each NEO would be entitled to (i) any amount of annual base salary earned, but not yet paid, through the termination date, (ii) any annual bonus for the year prior to the year of termination that was earned, but not yet paid, (iii) any expenses owed to the NEO and (iv) any amount arising from the NEO’s participation in, or benefits under, any employee benefit plans, programs or arrangements (including, where applicable, any death and disability benefits) (the “Accrued Obligations”). Pursuant to the terms of each NEO’s option award agreement, all unvested options would automatically terminate without consideration upon a termination of employment for any reason. Upon Mr. Spanjers’ retirement, he vested with respect to 4,267 shares, and the remainder of his options were forfeited.

Upon a termination of employment by the Company or its subsidiary without Cause (including a non-renewal by the Company or its subsidiary), or in the case of Mr. Bricker, a resignation by Mr. Bricker for Good Reason (each, a “Qualifying Termination”), each NEO would be entitled to: (i) his Accrued Obligations and (ii) continued payment of his base salary until the earlier of the 12-month (for Mr. Bricker, 18-month) anniversary of the termination date and the first date that the NEO violates any of his restrictive covenants after receipt of notice thereof and expiration of a 10-business day cure period (the “Severance Benefits”). The Severance Benefits are conditioned upon the NEO’s execution of a general release of claims.

For purposes of each NEO’s employment agreement, Cause shall mean: (i) the NEO’s indictment for, conviction of, or plea of guilty or nolo contendere to, any (x) felony, (y) misdemeanor involving moral turpitude, or (z) other crime involving either fraud or a breach of the NEO’s duty of loyalty with respect to the Company or any affiliates thereof, or any of its customers or suppliers, (ii) the NEO’s failure to perform duties as reasonably directed by the board of directors (other than as a consequence of disability) after written notice thereof and failure to cure within ten business days of receipt of the written notice, (iii) the NEO’s fraud, misappropriation, embezzlement (whether or not in connection with employment), or material misuse of funds or property belonging to the Company or any of its affiliates, (iv) the NEO’s willful violation of the policies of the Company or any of its subsidiaries, or gross negligence in connection with the performance of his duties, after written notice thereof and failure to cure within ten business days of receipt of written notice, (v) the NEO’s use of alcohol that interferes with the performance of the NEO’s duties or use of illegal drugs, if either (A) the NEO fails to obtain treatment within ten business days after receipt of written notice thereof or (B) the NEO obtains treatment and, following NEO’s return to work, the NEO’s use of alcohol again interferes with the performance of the NEO’s duties or the NEO again uses illegal drugs, (vi) the NEO’s material breach of his employment agreement, and failure to cure such breach within ten business days after receipt of written notice or (vii) the NEO’s breach of the confidentiality or non-disparagement provisions (excluding unintentional breaches that are cured within ten days after the NEO becomes aware of such breaches, to the extent curable) or the non-competition and non-solicitation provisions to which the NEO is subject. If, within 30 days subsequent to the NEO’s termination of employment for any reason other than by the Company or its subsidiary for Cause, the Company or its subsidiary discovers facts such that the NEO’s termination of employment could have been for Cause, the NEO’s termination of employment will be deemed to have been for Cause for all purposes, and the NEO will be required to disgorge to the Company or its subsidiary all amounts received under his employment agreement, all equity awards or otherwise that would not have been payable to the NEO had such termination of employment been by the Company or its subsidiary for Cause.

For purposes of Mr. Bricker’s employment agreement, Good Reason shall mean any of the following actions are taken by the Company without his express written consent: (i) a material reduction of Mr. Bricker’s duties and responsibilities in his capacity as an employee of the Company, (ii) the relocation of Mr. Bricker’s principal office location by more than 50 miles from the Minneapolis, Minnesota area (provided that the same materially increases his commute), (iii) any material breach by the Company of any material term or provision of Mr. Bricker’s employment agreement or (iv) a material reduction in Mr. Bricker’s annual base salary; provided, that any such event shall not constitute Good Reason unless and until Mr. Bricker shall have provided the Company with written notice thereof no later than thirty days following the initial occurrence of such event and the Company shall have failed to fully remedy such event within thirty days of receipt of such notice, and Mr. Bricker shall have terminated his employment with the Company within ten days following the expiration of such remedial period.

In the event that the payment of the severance benefits described above (together with any other payments or benefits) will result in a NEO being subject to the excise tax imposed on certain “golden parachute” arrangements under Sections 280G and 4999 of the Code, the NEOs’ employment agreements provide that such payments and benefits will be reduced to the largest amount which can be paid to the NEO without the imposition of such excise tax, but only if such reduction would result in the NEO retaining a larger after-tax benefit than if he had received all payments and been subject to the excise tax.

Equity Compensation Plans

We currently maintain the SCA Acquisition Equity Plan. In connection with the Corporate Conversion, all outstanding options to purchase SCA common stock will be converted into options to purchase Class A common stock, with exercise prices appropriately adjusted.

2020 Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, our 2020 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to become effective in connection with the consummation of this offering. Following the adoption of the Omnibus Incentive Plan, we do not expect to issue additional options under the SCA Acquisition Equity Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan that is ultimately adopted by our board of directors.

Administration. The compensation committee of our board of directors (the “Compensation Committee”) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of          shares of our Class A common stock for issuance of awards to be granted thereunder. No more than          shares of our Class A common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be $        , provided that the foregoing limitation will not apply to any awards issued to a non-employee director in respect of any one-time initial equity grant upon a non-employee director’s appointment to the board of directors. If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, shares of our Class A common stock subject to such award will again be made available for future grants. Any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan. Shares of Class A common stock withheld by, or otherwise remitted to the Company to satisfy a participant’s tax withholding obligations upon the lapse of restrictions on, or settlement of, an award, other than a stock option or SAR, will again be available for awards under the share pool.

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options, or any applicable performance measures (including, without limitation, performance conditions and performance periods), or such other equitable substitution or adjustments as the Compensation Committee may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.” All awards granted under the Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Compensation Committee.

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our Class A common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our Class A common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as the Compensation Committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. In all events of cashless or net exercise, any fractional shares of Class A common stock will be settled in cash. If, on the last day of an option period, the fair market value of the Class A common stock exceeds the exercise price, the participant has not exercised the option, and the option has not previously expired, such option will be deemed exercised by the participant on such last day by means of a “net exercise” procedure as described above.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be ten years from the date of grant. If on the last day of the option period (or in the case of a SAR independent of an option, the SAR period), the fair market value exceeds the applicable strike price, the participant has not exercised the SAR or the corresponding option (if applicable) has not previously expired, such SAR will be deemed to have been exercised by the participant on such last day and the Company will make the appropriate payment therefor.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is Class A common stock that is generally non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in a number of shares of our Class A common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our Class A common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our Class A common stock, either in cash or, at the sole discretion of the Compensation Committee, in shares of our Class A common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our Class A common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our Class A common stock, or awards that provide for cash payments based in whole or in part on the value of our Class A common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Omnibus Incentive Plan), if the acquirer or successor company in a change in control has agreed to provide for the substitution, assumption, exchange or other continuation of awards granted pursuant to the Omnibus Incentive Plan, then, if a participant’s employment or service is terminated by us other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs held by such participant will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period (and any other conditions) shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units held by such participant (including without limitation a waiver of any applicable performance goals); provided that with respect to any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of actual or target performance as determined by the Compensation Committee. If the acquirer or successor company in a change in control has not agreed to provide for the substitution, assumption, exchange or other continuation of awards granted pursuant to the Omnibus Incentive Plan, then the Compensation Committee may provide that all options and SARs held by such participant shall become immediately exercisable with respect to 100% of the shares subject to such options and SARs, and the restricted period (and any other conditions) shall expire immediately with respect to 100% of the shares of restricted stock and RSUs and any other awards (other than any other cash-based awards) held by such participant (including a waiver of any applicable performance conditions); provided, that if the vesting or exercisability of any award would otherwise be subject to the achievement of performance conditions, the portion of such award that will become fully vested and immediately exercisable will be based on the assumed achievement of actual or target performance as determined by the Compensation Committee. In addition, the Compensation Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s Class A common stock received or to be received by other stockholders of the Company in connection with the transaction (it being understood that any option or SAR having a per-share exercise price or strike price equal to, or in excess of, the fair market value (as of the date specified by the Compensation Committee) of a share of the Company’s Class A common stock subject thereto may be canceled and terminated without payment or consideration therefor). Notwithstanding the above, the Compensation Committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).

Amendment. The Omnibus Incentive Plan will have a term of ten years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed and (iv) the Compensation Committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our Class A common stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Act) and/or the rules and regulations of the              or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

Whistleblower Acknowledgments. Nothing in the Omnibus Incentive Plan or award agreement will (i) prohibit a participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act, or of any other whistleblower protection provisions of federal law or regulation, or (ii) require prior approval by the Company or any of its affiliates of any reporting described in clause (i).

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer and the next three highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. The existing regulations under Section 162(m) may provide us, as a new publicly traded company, transition relief from the $1,000,000 deduction limitation until our first stockholders meeting at which directors are elected in the year that is three years following the closing of this offering. However, the IRS has requested comments from interested stakeholders on the application of Section 162(m) to new publicly traded companies in light of the Tax Cuts and Jobs Act, which was passed at the end of 2017, and which made significant changes to Section 162(m). It is possible that the IRS might narrow or eliminate the transition relief. In addition, we reserve the right to award compensation as to which a deduction may be limited under Section 162(m) where we believe it is appropriate to do so.

Director Compensation

2018 Director Compensation

During 2018, none of the members of our board of directors received any compensation from the Company for their services on the board, except as set forth below.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Siegel	$60,000	$741,712	$34	$801,746

(1)

The amounts reported reflect the aggregate grant date fair value of each stock option computed in accordance with FASB ASC Topic 718. See Note 8 of the consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating this amount. These options were originally granted as options to purchase SCA common stock and will be converted into options to purchase Class A common stock in connection with the Corporate Conversion, with exercise prices appropriately adjusted.

(2)

The amounts under “All Other Compensation” represent the Company’s contributions in respect of life insurance. The value of this benefit is reported as taxable income with taxes on such income paid for by the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our executive officers and directors (see “Executive Compensation” for a discussion of compensation arrangements for our named executive officers and directors) and the transactions discussed below, there were no transactions, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Transactions with Executive Officers and Directors

On April 11, 2018, Jude Bricker, our Chief Executive Officer, purchased 65,000 shares of SCA common stock at a purchase price of $100 per share. In addition, Mr. Bricker borrowed $2,500,000 from SCA Acquisition Holdings, LLC pursuant to a promissory note issued on April 20, 2018. The loan will be repaid in full prior to the filing of the registration statement of which this prospectus is a part.

On April 11, 2018, David Siegel, our Executive Chairman, purchased 10,000 shares of SCA common stock at a purchase price of $100 per share. In addition, Mr. Siegel borrowed $1,000,000 from SCA Acquisition Holdings, LLC pursuant to a promissory note issued on April 20, 2018. The loan will be repaid in full prior to the filing of the registration statement of which this prospectus is a part. On August 1, 2019, SCA Acquisition Holdings, LLC issued 3,000 shares of SCA common stock to Mr. Siegel as compensation for certain diligence services in connection with our acquisition by the Apollo Funds.

EETC Financing

An affiliate of Apollo, Apollo Global Securities, LLC, acted as co-manager in connection with the 2019-01 EETC financing and received customary placement agent fees of approximately $200,000.

Stockholders Agreement

On May 16, 2018, SCA Acquisition Holdings, LLC entered into the Amended and Restated Stockholders’ Agreement (the “Stockholders Agreement”) with AP VIII (SCA Stock AIV), LLC (“Stock AIV”) and the co-investors and other stockholders party thereto, which imposes certain transfer restrictions and provides for the Company’s right to repurchase any common stock proposed to be sold by the holders party thereto and the Company’s right to repurchase any common stock held by such holders in the event they are terminated from their employment or consultancy with the Company. The Stockholders Agreement also provides Stock AIV with certain drag-along rights and the other holders party thereto with certain tag-along rights in the event of a disposition of the shares of common stock held by them.

We intend to further amend and restate the Stockholders Agreement in connection with this offering to eliminate certain transfer restrictions and the repurchase, drag-along and tag-along rights and to provide that the Apollo Funds have the right, at any time until the Apollo Funds no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of the board in accordance with its beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number). See “Management—Board Composition.”

Registration Rights Agreement

Prior to the consummation of this offering, we intend to enter into a registration rights agreement with Stock AIV and certain of our existing holders of our Class A common stock prior to this offering (collectively, the “Holders”), pursuant to which Stock AIV will be entitled to demand the registration of the sale of certain or all of our Class A common stock it beneficially owns and all of the Holders will be entitled to piggy-back registration rights.

Amazon Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with Amazon, pursuant to which Amazon will be entitled to certain piggy-back registration rights.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock, after giving effect to the Corporate Conversion, by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of either class of our common stock;

•	each of our named executive officers for fiscal year 2018;

•	each of our current directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 2005 Cargo Road, Minneapolis, MN 55450.

	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class B Common Stock Beneficially Owned Before and After the Offering		Voting Power Before the Offering	Shares of Class A Common Stock Beneficially Owned After the Offering assuming underwriters’ option is not exercised		Shares of Class A Common Stock Beneficially Owned After the Offering assuming underwriters’ option is exercised		Voting Power After the Offering
	Number	Percent	Number	Percent		Number	Percent	Number	Percent	Assuming underwriters’ option is not exercised	Assuming underwriters’ option is exercised
5% Stockholders
AP VIII (SCA Stock AIV), LLC(1)
AP VIII (SCA Warrant AIV), L.P.(2)
Named Executive Officers and Directors
Jude Bricker(3)
Dave Davis(4)
John Spanjers(5)
Marc Becker(6)
Joshua Black(1)(6)
Antoine Munfakh(1)(6)
David Siegel(7)
Juan Carlos Zuazua
All current directors and executive officers as a group ( persons)

*	Less than 1%.
(1)

AP VIII (SCA Stock AIV), LLC is managed by a board of directors consisting of Joshua Black and Antoine Munfakh, each of whom has voting and dispositive power over the shares of Class A common stock and Class B common stock held by Stock AIV. Messrs. Black and Munfakh each disclaim any beneficial ownership of the shares of Class A common stock and Class B common stock held by Stock AIV except to the extent of their pecuniary interest therein. The address for Stock AIV and Messrs. Black and Munfakh is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)

Represents shares of our Class A common stock issuable upon the exercise of warrants within 60 days. The general partner of AP VIII (SCA Warrant AIV), L.P. is AP VIII SCA GenPar, LLC, whose members are Apollo Overseas Partners (Delaware) VIII, L.P., Apollo Overseas Partners (Delaware 892) VIII, L.P., Apollo Overseas Partners VIII, L.P. and Apollo Investment Fund VIII, L.P. Each of the members of AP VIII SCA GenPar, LLC is managed by Apollo Management VIII, L.P., whose general partner is AIF VIII Management, LLC. The general partner of AIF VIII Management, LLC is Apollo Management, L.P., whose general partner is Apollo Management GP, LLC. Apollo Management Holdings, L.P. serves as the sole member and manager of Management GP and is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities. Apollo Management Holdings GP, LLC serves as the general partner of Apollo Management Holdings, L.P. and is principally engaged in the business of serving as the general partner of Apollo Management Holdings, L.P. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as the executive officers, of Apollo Management Holdings GP, LLC. Messrs. Black, Harris and Rowan each disclaim any beneficial ownership of the shares of Class A common stock held by Warrant AIV except to the extent of their pecuniary interest therein. The address for AP VIII (SCA Warrant AIV), L.P, AP VIII SCA GenPar, LLC, Apollo Overseas Partners (Delaware) VIII, L.P., Apollo Overseas Partners (Delaware 892) VIII, L.P., Apollo Overseas Partners VIII, L.P., Apollo Investment Fund VIII, L.P., Apollo Management VIII, L.P., AIF VIII Management, LLC, Apollo Management, L.P., Apollo Management GP, LLC, Apollo Management Holdings, L.P., Apollo Management Holdings GP, LLC and Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(3)	Number of shares of Class A common stock beneficially owned includes shares of Class A common stock issuable upon the exercise of options within 60 days.
(4)	Number of shares of Class A common stock beneficially owned includes shares of Class A common stock issuable upon the exercise of options within 60 days.
(5)

Number of shares of Class A common stock beneficially owned includes      shares of Class A common stock issuable upon the exercise of options within 60 days. John Spanjers served as our Executive Vice President and Chief Operating Officer until July 2, 2019.

(6)

Marc Becker, Joshua Black and Antoine Munfakh are affiliated with Apollo Management, L.P. and its affiliated investment managers and advisors. Each of Messrs. Becker, Black and Munfakh disclaims beneficial ownership of the shares of Class A common stock held by Warrant AIV except to the extent of his pecuniary interest therein. The address of each of Messrs. Becker, Black and Munfakh is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(7)	Number of shares of Class A common stock beneficially owned includes shares of Class A common stock issuable upon the exercise of options within 60 days.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws, each of which will become effective prior to the consummation of this offering, and of specific provisions of Delaware law. The following description also assumes the completion of the Corporate Conversion unless the context requires otherwise. The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the DGCL.

General

Upon the closing of this offering and the filing of our certificate of incorporation, our capital stock will consist of      authorized shares, of which      shares, par value $0.01 per share, will be designated as “common stock” and     shares, par value $0.01 per share, will be designated as “preferred stock.” As of December 31, 2019, after giving effect to the Corporate Conversion, there would have been     shares of Class A common stock outstanding, one share of Class B common stock outstanding and no shares of preferred stock outstanding. We refer to our Class A common stock and our Class B common stock together as our “common stock.”

Common Stock

Voting Rights. The holders of our Class A common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally. The holder of our Class B common stock is entitled to a number of votes equal to the number of shares of Class A common stock issuable upon the full exercise of the outstanding Apollo Warrants at such time. The holders of our Class A common stock and Class B common stock vote together as if they were a single class of shares.

Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of our Class A common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Holders of shares of our Class B common stock are not entitled to receive dividends.

Liquidation Rights. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any the outstanding preferred stock, all shares of our Class A common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations. We will not make any distribution of assets with respect to the Class B common stock upon our liquidation, dissolution or winding up other than a distribution equal to its $0.01 par value.

Other Matters. Holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. The holder of our share of Class B common stock is only permitted to transfer such share of Class B common stock to affiliates of Apollo, subject to the restrictions imposed by federal law on foreign ownership and control of U.S. airlines.

Preferred Stock

Pursuant to our certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences and relative, participating, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.

Warrants

Apollo Warrants

In connection with our acquisition by the Apollo Funds, we issued warrants (the “Apollo Warrants”) to purchase an aggregate of 2,117,991 shares of SCA common stock at an exercise price of $0.01 per share to AP VIII (SCA Warrant AIV), L.P. In connection with the Corporate Conversion, the Apollo Warrants will be converted into warrants to purchase an aggregate of      shares of our Class A common stock at an exercise price of $0.01 per share. The exercise of the Apollo Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “ —Limited Ownership and Voting by Foreign Owners.”

2019 Warrants

In connection with the ATSA, we issued warrants (the “2019 Warrants”) to purchase an aggregate of 502,028 shares of SCA common stock at an exercise price of $286.46 per share to Amazon. In connection with the Corporate Conversion, the 2019 Warrants will be converted into warrants to purchase an aggregate of      shares of our Class A common stock at an exercise price of $         per share. 1.0% of the ATSA Warrants vested upon issuance of the warrants and incremental tranches will vest upon certain milestones of aggregate global payments by Amazon or its affiliates to the Company or its affiliates pursuant to the ATSA up to a total of $1.12 billion of aggregate payments. Any unvested 2019 Warrants will become vested upon a change of control (as defined in the ATSA) or any new equity stake of 30% or more in the Company. As is the case for investment in our company generally, the exercise of the 2019 Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “ —Limited Ownership and Voting by Foreign Owners.”

Certain Corporate Anti-takeover Provisions

Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preference and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors in each class serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that from and after the time the Apollo Funds cease to beneficially own, in the aggregate, at least 50.1% of the voting power of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. Any vacancy on our board of directors in respect of an Apollo Director shall only be filled by the Apollo Funds. Any other vacancy on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

Under our certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation provides that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by the Apollo Funds, special meetings of the stockholders may be called only by the chairman of the board of directors or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by the Apollo Funds, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the proposal or proposals included in the notice of the meeting.

Stockholder Action by Written Consent

Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which the Apollo Funds cease to beneficially own at least 50.1% of the voting power our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders other than the Apollo Funds who are seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

All the foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective prior to the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions shall not apply to any business combination between Apollo and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include Apollo and any affiliate thereof or their direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amendment of Our Certificate of Incorporation

Under Delaware law, our certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.

Notwithstanding the foregoing, our certificate of incorporation provides that, from and after the time the Apollo Funds cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required by applicable law, our certificate of incorporation or bylaws, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, is required to amend the following provisions of our certificate of incorporation:

•

the provision authorizing the board of directors to designate one or more series of preferred stock and, by resolution, to provide the rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of any series of preferred stock;

•

the provisions providing for a classified board of directors, establishing the term of office of directors, relating to the removal of directors, and specifying the manner in which vacancies on the board of directors and newly created directorships may be filled;

•	the provisions authorizing our board of directors to make, alter, amend or repeal our bylaws;

•	the provisions regarding the calling of special meetings and stockholder action by written consent in lieu of a meeting;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions providing for indemnification and advance of expenses of our directors and officers;

•	the provisions regarding competition and corporate opportunities;

•

the provision specifying that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be the sole and exclusive forum for intra-corporate disputes;

•	the provisions regarding entering into business combinations with interested stockholders;

•

the provision requiring that, from and after the time the Apollo Funds cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments to specified provisions of our certificate of incorporation require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class; and

•

the provision requiring that, from and after the time the Apollo Funds cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments by the stockholders to our bylaws require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class.

Amendment of Our Bylaws

Our bylaws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of the board of directors. However, our certificate of incorporation provides that, from and after the time the Apollo Funds cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required under our certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting as a single class, is required for the stockholders to alter, amend or repeal any provision of our bylaws or to adopt any provision inconsistent therewith.

The provisions of the DGCL, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of Apollo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to Apollo, as applicable. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the directors nominated by the Apollo Funds.

Limited Ownership and Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our certificate of incorporation and bylaws to be in effect immediately prior to the consummation of this offering restrict ownership and control of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law currently require that we be owned and controlled by U.S. citizens, that no more than 25.0% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that no more than 49.0% of our stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the United States, that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens and that we be under the actual control of U.S. citizens. Our certificate of incorporation and bylaws to be in effect immediately prior to the consummation of this offering provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in the loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

By participating in this offering, you are representing that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). For purposes of the restrictions on foreign ownership and control of U.S. airlines, “citizen of the United States” means (A) an individual who is a citizen of the United States; (B) a partnership each of whose partners is an individual who is a citizen of the United States; or (C) a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, which is under the actual control of citizens of the United States, and in which at least 75 percent of the voting interest is owned or controlled by persons that are citizens of the United States.

Exclusive Forum Selection

Unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine,

in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the foregoing forum selection provisions. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by the DGCL. The DGCL provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived an improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

We intend to apply to list our shares of Class A common stock on the              under the symbol “SNCY.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is      .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering and after giving effect to the Corporate Conversion, we will have outstanding an aggregate of      shares of Class A common stock. Additionally, we will have      options outstanding, which are exercisable into      shares of Class A common stock, and      warrants outstanding, which are exercisable for shares of Class A common stock, subject to limitations imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.” Of these shares, all of the      shares of Class A common stock to be sold in this offering (or      shares assuming the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of Class A common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, the Apollo Funds, all of our other existing stockholders and all of our directors and executive officers have agreed not to sell any Class A common stock or securities convertible into or exercisable or exchangeable for shares of Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see “Underwriting” for a description of these lock-up provisions. Certain underwriters, as described in “Underwriting,” in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported by the              during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Warrants

As of December 31, 2019, and after giving effect to the Corporate Conversion, we will have warrants to purchase an aggregate of                                      shares of our Class A common stock outstanding, the exercise of which is subject to limitations imposed by federal law on foreign ownership and control of U.S. airlines, of which warrants to purchase     shares will have vested. During the period the warrants are outstanding, we will reserve from our authorized and unissued Class A common stock a sufficient number of shares to provide for the issuance of shares of Class A common stock underlying the warrants upon the exercise of the warrants.

Stock Options

As of December 31, 2019, and after giving effect to the Corporate Conversion, we will have options to purchase an aggregate of                                      shares of our Class A common stock outstanding, the exercise of which is subject to limitations imposed by federal law on foreign ownership and control of U.S. airlines, of which options to purchase     shares will have met the time-based requirements of the applicable vesting schedule. During the period the options are outstanding, we will reserve from our authorized and unissued Class A common stock a sufficient number of shares to provide for the issuance of shares of Class A common stock underlying the options upon the exercise of the options.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the SCA Acquisition Equity Plan and the Omnibus Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

Following this offering and subject to the lock-up agreements, certain of our stockholders will be entitled to certain rights with respect to the registration of the sale of their shares of Class A common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement” and “Certain Relationships and Related Party Transactions—Amazon Registration Rights Agreement.” After such registration, these shares of Class A common stock will become freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the ownership and disposition of our Class A common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our Class A common stock that hold such Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, and Non-U.S. Holders that hold our Class A common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our Class A common stock are urged to consult their own tax advisors.

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your Class A common stock elects) otherwise, we (or the intermediary) must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. Special certifications and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals for U.S. federal income tax purposes. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Class A Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our Class A common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the Class A common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax as described in “—U.S. Trade or Business Income” below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will, nonetheless, not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period described in the third bullet point above constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty requires, such gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our Class A common stock and your holding period for our Class A common stock (subject to the exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Class A Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends). The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

FATCA currently applies to dividends made in respect of our Class A common stock. Proposed Treasury regulations, the preamble to which state that they can be relied upon until final regulations are issued, exempt from FATCA proceeds on dispositions of stock. To avoid withholding on dividends, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom              are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $         per share. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

Commissions and Discounts

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to $        .

Listing

We intend to apply to list our Class A common stock on the              under the trading symbol “SNCY.”

Lock-Up Agreements

We, all of our directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of          on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock,

or publicly disclose the intention to do any of the foregoing, whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of          on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

The lock-up agreements are subject to specified exceptions.

            , in its sole discretion, may release our Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and Apollo, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of Class A common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of SCA Acquisition Holdings, LLC as of December 31, 2018 and for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement, including its exhibits and schedules, without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You may read and copy any reports, statements or other information on file at the Public Reference Room. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Financial Statements
Consolidated Balance Sheet as of December 31, 2018	F-3
Consolidated Statements of Operations for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018	F-5
Consolidated Statements of Changes in Members’ Interests for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018	F-6
Consolidated Statements of Cash Flows for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018	F-7
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors

SCA Acquisition Holdings, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of SCA Acquisition Holdings, LLC and subsidiaries (the Company) as of December 31, 2018, the related consolidated statements of operations, changes in members’ interest, and cash flows for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of their operations and their cash flows for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Minneapolis, MN

November 8, 2019

SCA ACQUISITION HOLDINGS, LLC

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

	Successor	Pro Forma Information
	December 31, 2018
ASSETS

Current Assets:
Cash and Equivalents	$29,600
Restricted Cash	13,841
Investments	5,947
Accounts Receivable, net	11,064
Short-term Lessor Maintenance Deposits	2,873
Inventory, net	4,830
Prepaid Expenses	12,796
Other Current Assets	467

Total Current Assets	81,418

Property and Equipment:
Aircraft and Flight Equipment	83,990
Ground Equipment	6,354
Computer Hardware and Software	5,691
Capital Lease Assets	96,696
Rotable Parts	8,760

Total Property & Equipment	201,491
Accumulated Depreciation and Amortization	(10,835)

Property and Equipment, net (note 5)	190,656

Other Assets:
Goodwill (note 6)	222,223
Intangible Assets, net (note 6)	101,110
Aircraft Lease Deposits (note 13)	17,790
Long-term Lessor Maintenance Deposits	11,085
Deferred Tax Asset (note 11)	49,487
Other Assets	2,063

Total Other Assets	403,758

Total Assets	$675,832

See accompanying Notes to Consolidated Financial Statements

SCA ACQUISITION HOLDINGS, LLC

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

Successor
December 31, 2018
LIABILITIES AND MEMBERS’ INTEREST

Current Liabilities:
Accounts Payable	$28,669
Accrued Salaries, Wages, and Benefits	14,148
Accrued Transportation Taxes	10,370
Air Traffic Liabilities	105,705
Derivative Liabilities (note 9)	12,006
Over-market Liabilities	21,449
Capital Lease Obligations (note 13)	6,115
Loyalty Program Liabilities	13,166
Current Maturities of Long-term Debt (note 7)	8,606
Other Current Liabilities	2,690

Total Current Liabilities	222,924

Long-term Liabilities:
Over-market Liabilities	68,138
Capital Lease Obligations (note 13)	85,702
Loyalty Program Liabilities	10,784
Long-term Debt (note 7)	49,823
Other Long-term Liabilities	2,814

Total Long-term Liabilities	217,261

Total Liabilities	440,185

Members’ Interest:
Capital Contribution	239,141
Loans to Members	(3,500)
Additional Paid In Capital	373
Retained Earnings	(367)

Total Members’ Interest	235,647

Total Liabilities and Members’ Interest	$675,832

See accompanying Notes to Consolidated Financial Statements

SCA ACQUISITION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Successor	Predecessor
	For the period	For the period
	April 11, 2018 to	January 1, 2018 to
	December 31, 2018	April 10, 2018
Operating Revenues:
Passenger	$335,824	$172,897
Other	49,107	24,555

Total Operating Revenue	384,931	197,452

Operating Expenses:
Aircraft Fuel	119,553	45,790
Salaries, Wages, and Benefits	90,263	36,964
Aircraft Rent	36,831	28,329
Maintenance	15,491	9,508
Sales and Marketing	17,180	10,854
Depreciation and Amortization	14,405	2,526
Ground Handling	23,828	8,619
Landing Fees and Airport Rent	25,977	10,481
Special Items, net	(6,706)	271
Other Operating, net	40,877	17,994

Total Operating Expenses	377,699	171,336

Operating Income	7,232	26,116

Non-operating Income (Expense):
Interest Income	258	96
Interest Expense	(6,060)	(339)
Other, net	(1,636)	37

Total Non-operating Expense	(7,438)	(206)

Income / (Loss) before Income Tax	(206)	25,910

Income Tax Expense	161	—

Net Income / (Loss)	$(367)	$25,910

Net Income / (Loss) per share to common stockholders / units to Member:
Basic	$(0.15)	$0.26

Diluted	$(0.15)	$0.26

Shares / Units used for computation:
Basic	2,472	100,000
Diluted	2,472	100,000

See accompanying Notes to Consolidated Financial Statements

SCA ACQUISITION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ INTEREST

(Dollars in thousands)

Predecessor

	Units	Total
January 1, 2018	100,000,000	$34,422
Net Income / (Loss)	—	25,910
Distributions to Member	—	(10,549)

April 10, 2018	100,000,000	$49,783

Successor

	Warrants	Shares	Capital Contribution	Loans to Members	APIC	Retained Earnings	Total
Capital at Purchase on April 11, 2018 - Warrants	2,117,991	—	$165,711	$—	$—	$—	$165,711
Capital at Purchase on April 11, 2018 - Shares	—	282,009	22,064	—	—	—	22,064
Additional Capital Contribution	—	—	43,865	—	—	—	43,865
Member Capital Contribution	—	75,000	7,500	(3,500)	—	—	4,000
Net Income / (Loss)	—	—	—	—	—	(367)	(367)
Equity-based Compensation	—	—	—	—	373	—	373

December 31, 2018	2,117,991	357,009	$239,141	$(3,500)	$373	$(367)	$235,647

See accompanying Notes to Consolidated Financial Statements

SCA ACQUISITION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor	Predecessor
	For the period April 11, 2018 to December 31, 2018	For the period January 1, 2018 to April 10, 2018
Net Income / (Loss)	$(367)	$25,910
Adjustments to reconcile Net Income / (Loss) to Cash from Operating Activities:
Depreciation and Amortization	14,405	2,526
Gain on Asset Transactions, net	(811)	—
Unrealized Loss on Fuel Derivatives	12,006	—
Amortization of Over-market Liabilities	(17,275)	—
Deferred Income Taxes	147	—
Equity-based Compensation Expense	373	—
Changes in Assets and Liabilities:
Accounts Receivable	20,732	8,148
Due From Predesessor Parent	—	(7,370)
Inventory	156	(293)
Prepaid Expenses	(6,171)	(5,519)
Other Assets	(466)	—
Lessor Maintenance Deposits	(14,193)	(3,148)
Aircraft Lease Deposits	133	(1,151)
Accounts Payable	(9,710)	21,690
Air Traffic Liabilities	20,254	(33,912)
Other Liabilities	(5,448)	(2,298)

Net Cash Provided by Operating Activities	13,764	4,583

Cash Flows from Investing Activities:
Purchases of Property and Equipment	(78,687)	(2,577)
Purchase of Investments	(5,372)	(118)
Proceeds from the Sale of Investments	3,236	101

Net Cash Used in Investing Activities	(80,823)	(2,594)

Cash Flows from Financing Activities:
Cash Contributions from Members	47,865	—
Cash Distributions to Member	—	(10,549)
Proceeds from Borrowings	63,341	—
Repayment of Capital Lease Liabilities	(3,160)	(49)
Repayment of Borrowings	(5,854)	(82)

Net Cash Provided by (Used in) Financing Activities	102,193	(10,680)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	35,133	(8,691)
Cash, Cash Equivalents and Restricted Cash—Beginning of the Period	8,308	16,999

Cash, Cash Equivalents and Restricted Cash—End of the Period	$43,441	$8,308

Supplemental Disclosures of Cash Flow Information:
Cash Payments for Interest	$4,364	$402
Cash Payments for Taxes	$11	$—
Aircraft and Flight Equipment Acquired through Assumption of Debt	$57,525	$—
Aircraft and Flight Equipment Acquired under Capital Lease	$84,773	$—
Loans to Members	$3,500	$—

SCA ACQUISITION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

The following provides a reconciliation of Cash, Cash Equivalents and Restricted Cash to the amounts reported on the Consolidated Balance Sheet:

	Successor	Predecessor
	December 31, 2018	April 10, 2018
Ending Cash and Equivalents	$29,600	$—
Ending Restricted Cash	13,841	8,308

Total Cash, Cash Equivalents and Restricted Cash	$43,441	$8,308

See accompanying Notes to Consolidated Financial Statements

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1.	COMPANY BACKGROUND

SCA Acquisition Holdings, LLC (the “Successor”) was formed on December 8, 2017 by funds controlled by Apollo Global Management (“Apollo”) for the purpose of purchasing (the “Acquisition”) MN Airlines, LLC d/b/a Sun Country Airlines (the “Predecessor”). Except as otherwise stated, the financial information, accounting policies, and activities of the Successor and the Predecessor are referred to as those of the Company (the “Company” or “SCA”).

MN Airlines, LLC is a privately-owned certified air carrier providing scheduled passenger service, charter air transportation and related services. Services are provided to the general public and to wholesale tour operators for air transportation to various U.S. and international destinations. On May 30, 2019, the Company converted its operating entity structure from an LLC to a corporation and now operates as Sun Country, Inc. f/k/a MN Airlines, LLC. The Company operates its fiscal year on a calendar year basis.

2.	BUSINESS COMBINATION

On April 11, 2018 (the “Acquisition Date”), SCA Acquisition Holdings, LLC acquired 100 percent of MN Airlines’ (“Predecessor Parent”) member interests. The final purchase price, determined in accordance with the definitions and target amounts specified in the sale agreement, was $187,775. The Company did not incur any material expenses related to the Acquisition prior to the Acquisition Date.

The Acquisition was accounted for as a business combination using the purchase method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized on the balance sheet at their fair value as of the Acquisition Date. The fair value of the assets acquired and liabilities assumed were determined using market, income and cost approaches. This resulted in a new basis for the assets acquired and liabilities assumed of MN Airlines, LLC as of the Acquisition Date. The Company established a contra-asset after considering the fair value of Lessor Maintenance Reserve Deposits at the time of the sale and concluded that a market participant would not place any value on this asset, as they would need to incur maintenance expense on a dollar for dollar basis to obtain reimbursement from the lessor. The contra-asset represents the Successor’s obligation to perform planned maintenance events on leased aircraft held as of the Acquisition Date. As reimbursable maintenance events are performed and maintenance expense is incurred, the contra-asset is recognized as a reduction to Maintenance expense.

Although the Successor continued with the same core operations after the Acquisition Date, the accompanying consolidated financial statements are presented for two periods: Successor, which relates to the period subsequent to the Acquisition Date, and Predecessor, relating to the period from January 1, 2018 through April 10, 2018. These separate periods are presented to reflect the new basis of accounting as of and subsequent to the Acquisition Date, and have been separated by a vertical line on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under a different historical-cost basis of accounting. The Successor’s consolidated financial statements also reflect the funding and recapitalization of the Successor, which occurred at the Acquisition Date.

Successor - The accompanying Consolidated Financial Statements include the Successor’s assets, liabilities, and members’ interest and the related income and expenses and cash flows. SCA Acquisition Holdings, LLC had no other operating activities since its formation other than the activities presented of its acquired wholly owned subsidiary, MN Airlines, LLC.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Predecessor - The accompanying Predecessor Consolidated Financial Statements include the assets, liabilities, and equity and the related income and expenses and cash flows of MN Airlines, LLC, which occurred prior to the Acquisition Date and are reported under its historical basis that existed prior to the Acquisition Date.

Fair value of the assets acquired and the liabilities assumed as of the Acquisition Date are as follows:

Assets:
Restricted Cash	$8,308
Investments	3,810
Accounts Receivable	31,796
Inventory	5,295
Prepaid Expenses	7,617
Property and Equipment	38,511
Goodwill	222,223
Intangible Assets	104,000
Aircraft Lease Deposits	17,923
Deferred Tax Asset	49,634
Other Assets	1,071

Total Assets	490,188

Liabilities:
Accounts Payable	50,016
Accrued Salaries, Wages, and Benefits	9,006
Accrued Transportation Taxes	12,237
Air Traffic Liabilities	72,235
Over-market Liabilities	108,017
Capital Lease Obligations	10,038
Loyalty Program Liabilites	37,165
Long-term Debt	941
Other Liabilities	2,758

Total Liabilities	302,413

Total Purchase Price	$187,775

Property and Equipment - The Company acquired Property and Equipment which were valued based on a combination of cost and income approaches. The useful lives assigned were based on their expected remaining useful lives consistent with the Company’s capitalization policy.

Sun Country Airlines Tradename - The Company acquired an intangible asset of $56,000 assigned to the Sun Country Airlines Tradename. Sun Country has operated under this name and brand since 1983, and has high brand recognition and brand loyalty, particularly in its home market of Minneapolis/St. Paul, MN. The Company expects to continue to use the brand and associated trademarks for the indefinite future. This intangible asset was valued using the relief from royalty method of the income approach.

Customer Relationships - The Company acquired an intangible asset of $48,000 representing the fair value of its customer relationships arising from Sun Country’s extensive charter business, including several large customers with long-term commitments for charter flights. This intangible asset was valued using the multi-period excess earnings method, a variation of the income approach. The customer relationship intangible asset has been assigned a useful life of 12 years and will be amortized on a straight-line basis over this life.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Goodwill – Goodwill, of which $132,606 was tax deductible, represents the excess of the purchase price over the fair value of the underlying net assets acquired and largely results from expected growth and improved financial results for the Company as well as an assembled workforce, which does not qualify for separate recognition.

Deferred Tax Asset - The acquisition of MN Airlines, LLC was treated as an asset acquisition for U.S. federal income tax purposes in which, the Company generally received stepped-up tax basis in assets and liabilities acquired. As a result of fair value adjustments recorded in purchase accounting, the Company recorded a Deferred Tax Asset of $49,634 related to Air Traffic and Loyalty Liabilities deferred revenue and Over-market Liabilities. The Deferred Tax Asset has been calculated based on the expected federal and state tax rates applicable to the Company.

Over-market Liabilities - The Company acquired liabilities related to its over-market lease rates and over-market maintenance reserve payments. Aircraft leases were evaluated using an income approach. The Company recognized a liability of $32,780 representing lease terms which are unfavorable compared with market terms of similar leases and will be amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease.

As of the Acquisition date, Sun Country’s existing leases include payments for maintenance reserves in addition to the stated aircraft lease payments. For a substantial portion of these maintenance reserve payments, the Company does not expect to be reimbursed by the lessor. The maintenance reserve payments not expected to be reimbursed were evaluated using an income approach. These maintenance reserve payments were deemed unfavorable as a market participant would expect reimbursement based on a more favorable return provision so the balance expected not to be reimbursed is unfavorable to the Company. The Company recognized a liability of $75,238 representing over-market maintenance reserve lease terms compared to market terms of similar leases and will amortize this liability into earnings as a reduction to Aircraft Rent on a straight-line basis over the remaining life of each lease.

Loyalty Program Liabilities - The Company acquired liabilities related to frequent flier program obligations. These liabilities were adjusted to their fair value based on stated redemption rates, less estimated breakage.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of SCA Acquisitions Holdings, SCA-1 Intermediate Aircraft Holding Trust and MN Airlines, LLC d/b/a Sun Country Airlines and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). All material intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Balance Sheet Information

Prior to the closing of the Company’s contemplated initial public offering, SCA Acquisition Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Sun Country Airlines Holdings, Inc. (the “Corporate Conversion”). In connection with the Corporate Conversion, all of the outstanding members’ common stock of SCA Acquisition Holdings, LLC, will be converted into an aggregate of                  shares of Class A common stock of Sun Country Airlines Holding, Inc. and all of the outstanding warrants to purchase members’ common stock of SCA Acquisition Holdings, LLC will be converted into warrants to purchase an aggregate of                  shares of Class A common stock of Sun Country Airlines Holding, Inc. In addition, the Company will issue one share of Class B common stock of Sun Country Airlines

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Holding, Inc. to an affiliate of Apollo. The holder of the share of Class B common stock will be entitled to a number of votes equal to the number of shares of Class A common stock issuable upon the full exercise of the outstanding Apollo Warrants at such time.

Additionally, the unaudited pro forma consolidated balance sheet gives effect to the exercise of                  outstanding warrants issued to Apollo in connection with the Acquisition for                  shares of Class A common stock in connection with the initial public offering. Following the initial public offering, Apollo Warrants to purchase an aggregate of                  shares of Class A common stock will remain outstanding. The exercise of the warrants issued to Apollo that will remain outstanding following the contemplated initial public offering is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. The shares of Class A common stock expected to be issued and the related net proceeds expected to be received in connection with the contemplated initial public offering are excluded from such pro forma information.

Use of Estimates - Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of acquired fixed assets, acquired intangibles, maintenance deposits, loyalty program liabilities, valuation of derivative positions and income taxes.

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Cash and Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances at several financial institutions; at times, such balances may be in excess of insurance limits. The Company has not experienced any losses on these balances

Restricted Cash - Charter revenue receipts received prior to the date of transportation are recorded as Restricted Cash and as a component of the Air Traffic Liabilities. The balance is maintained in an escrow account until the transportation is provided.

Investments - Investments consist of certificates of deposit and are recorded at cost, plus accrued interest. The certificates of deposit serve as collateral for letters of credit required by various airports and other vendors. The Company has presented these as Investments on the Consolidated Balance Sheet.

Accounts Receivable - Accounts receivables are recorded at the invoiced amount and do not bear interest. Accounts outstanding longer than the contractual payment terms are considered past due. SCA determines its allowances for uncollectible accounts by considering a number of factors, including the length of time accounts receivable are past due, SCA’s previous loss history, the customer’s current ability to pay its obligation to SCA, and the condition of the general economy and the industry as a whole. No accounts were written off during the periods from April 11, 2018 to December 31, 2018 or from January 1, 2018 to April 10, 2018. As of December 31, 2018, SCA had $503 as an allowance for doubtful accounts.

Lessor Maintenance Deposits - SCA’s aircraft lease agreements provide that SCA pay maintenance reserves monthly to aircraft lessors to be held as collateral in advance of major maintenance activities required to be performed by SCA. Maintenance reserve payments are variable based on actual flight hours or cycles. These

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

lease agreements provide that maintenance reserves are reimbursable to SCA upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event.

Maintenance reserve payments that are expected to be recoverable via reimbursable expenses are reflected as Lessor Maintenance Deposits on the accompanying Consolidated Balance Sheet. Amounts not deemed probable of recovery are expensed.

The Company expensed $12,781 and $6,003 of maintenance reserve payments during the period April 11, 2018 to December 31, 2018 and from January 1, 2018 to April 10, 2018, respectively. These expenses are reflected in Aircraft Rent on the accompanying Consolidated Statements of Operations. The Company amortized $11,887 and $5,388 of the Over-market Liabilities related to maintenance reserves and rent, respectively as a reduction to Aircraft Rent during the period April 11, 2018 to December 31, 2018.

As of December 31, 2018, SCA had maintenance deposits included in Short-term and Long-term Lessor Maintenance Deposits on the accompanying Consolidated Balance Sheet of $13,958. The Company established a contra-asset to represent the Successor’s obligation to perform planned maintenance events on leased aircraft held as of the Acquisition Date. As reimbursable maintenance events are performed and maintenance expense is incurred, the contra-asset is recognized as a reduction to Maintenance expense. As of December 31, 2018, the balance of the contra-asset recorded as of the Acquisition Date was $65,070. For the period of April 11, 2018 to December 31, 2018, the Company recognized $6,516 of the contra-asset as a reduction to Maintenance expense on the accompanying Consolidated Statements of Operations.

Subsequent to the Acquisition, the Company entered into five new lease agreements. The lease agreements are structured to allow SCA access to and recover the unused maintenance reserve payments. As such, any maintenance reserve payments related to these lease agreements are probable of being recovered and are reflected as Lessor Maintenance Deposits on the accompanying Consolidated Balance Sheet.

Inventory - Parts related to flight equipment, which cannot be economically repaired, reconditioned or reused after removal from the aircraft, are carried at historical cost and charged to operations as consumed. An allowance for obsolescence is provided over the remaining useful life of the related fleet. SCA also provides allowances for parts identified as excess or obsolete to reduce the carrying costs to the lower of cost or net realizable value. These parts are assumed to have an estimated residual value of approximately 10% of the original cost. Inventory balances were net of allowances of $222 as of December 31, 2018.

Property and Equipment - Property and equipment are recorded at cost or fair value at the Acquisition Date and depreciated on a straight-line basis to an estimated residual value over their estimated useful lives or lease term, whichever is shorter, as follows:

Airframes	10-25 years (depending on age)

Engines - Core	7 or 12 years (based on remaining cycles)

Engines - Initial Greentime	1st scheduled maintenance event

Leasehold Improvements, Aircraft, other	3-25 years (or life of lease, if shorter)

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Office and Ground Equipment	5-7 years

Computer Hardware and Software	3-5 years

Property and Equipment under Capital Leases	3-25 years (or life of lease, if shorter)

Rotable Parts	6-16 years (average remaining life of aircraft fleet)

The Company depreciates Rotable Parts to an estimated residual value using the pooling life method. Depreciation under the pooling life method is calculated over the estimated average useful life of the related aircraft.

Modifications that enhance the operating performance or extend the useful lives of leased airframes are considered leasehold improvements and are capitalized and depreciated over the economic life of the asset or the term of the lease, whichever is shorter.

Capital leases are recorded at net present value of future minimum lease payments.

Evaluation of Long-Lived Assets - Long-lived assets, such as Property and Equipment and finite-lived Intangible Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recognized during the periods from April 11, 2018 to December 31, 2018 or January 1, 2018 to April 10, 2018.

Equity Incentive Plan - The Company recognizes all employee equity-based compensation as expense in the Consolidated Financial Statements over the service period. See Note 8 for further details regarding the Equity Incentive Plan.

Members’ Interest - As of the Acquisition Date, the Company issued 282,009 shares of Common Stock with no par value. On April 20, 2018, the Company issued an additional 75,000 shares of Common Stock with no par value. The April 20, 2018 shares were partially issued with recourse promissory notes of $3,500 and are included as Loans to Members on the Consolidated Statements of Changes in Members’ Interest.

As of the Acquisition Date, the Company issued 2,117,991 warrants allowing the holder to acquire shares of Common Stock of the Company at the exercise price of $0.01 per warrant unit at the earlier of permissibility under Foreign Ownership Limitations or transfer to any holder who is a citizen of the United States. The holders of these warrants are not entitled to the full rights of a Stockholder of the Company.

Goodwill and Intangible Assets - Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Indefinite-Lived Intangible Assets represents a tradename acquired in a business combination. Goodwill and Indefinite-Lived Intangible Assets must be tested for impairment at least annually if events or changes in circumstances indicate that they might be impaired. Goodwill and Indefinite-Lived Intangible Assets are tested at the reporting unit level.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Company performed its annual Goodwill and Indefinite-Lived Intangible impairment analysis as of December 31, 2018 and did not recognize an impairment loss as a result of the review. As of December 31, 2018, the Company identified one reporting unit.

Finite-Lived Intangible Assets are amortized over an estimated useful life based on several factors, including the effects of demand, competition, contractual relationship and other business factors. The Company concluded that the Customer Relationships Finite-Lived Intangible Assets has an estimated life of 12 years and is being amortized over this period on a straight-line basis.

Revenue Recognition - Scheduled passenger service, charter, and certain ancillary revenues including prepaid seat selection fees and baggage fees are recognized when the related service is provided. Certain other operating revenues are recognized as the related services are provided when purchased. Revenues exclude transportation taxes as SCA considers itself an agent for collecting and remitting such taxes.

Non-refundable tickets expire at the date of scheduled travel unless the customer notifies SCA in advance of such date that the customer will not travel. If notification is made, the open ticket can be redeemed for future travel at face value, less a change fee, for up to 12 months after the original date of purchase. A portion of open extended tickets will expire unused. SCA records an estimate for open extended tickets that will expire unused in passenger revenue based on historical experience.

Frequent Flier Program - SCA records a liability for points earned by passengers under its Sun Country Rewards program based on the estimated incremental cost of providing free travel for credits that are expected to be redeemed. Incremental costs include fuel, insurance, security, food, beverage, ticketing and facility charges. SCA’s Sun Country Rewards program allows for the redemption of points to include payment towards air travel, land travel, taxes, and other ancillary purchases. As of November 3, 2018, SCA changed the name of the program to Sun Country Rewards and modified policies within the program which accelerated point expiration, while making points more valuable for its members. As a result of the program modification the Company recorded a net gain of $8,463 included in Special Items, net on the Consolidated Statement of Operations during the period from April 11, 2018 to December 31, 2018.

Co-branded Credit Card Program - Under SCA’s co-branded credit card program, funds received for the marketing of a co-branded Sun Country credit card and delivery of award credits are accounted for as a multiple-deliverable arrangement. At the inception of the arrangement, SCA evaluated all deliverables in the arrangement to determine whether they represent separate units of accounting. SCA determined the arrangement has two separate units of accounting: travel miles to be awarded, and advertising and marketing efforts. Funds received are allocated based on relative selling price. Consideration allocated to the marketing and advertising element is recognized as revenue when earned and recorded in Other Revenue. Consideration allocated to award miles is deferred and recognized ratably as Passenger Revenue over the estimated period the transportation is expected to be provided. Effective July 1, 2018, SCA entered into a new seven-year agreement with its partner, First Bankcard, a division of First National Bank of Omaha, pursuant to a license from Visa, to provide members new and improved benefits. Benefits include 50% discount on seat selection and bag fees, priority boarding, free premium drink during flight, and protects their points from expiring.

Airframe and Engine Maintenance - The Predecessor applied the expense as incurred method for maintenance events, where routine maintenance, airframe, and engine overhauls are charged to expense as incurred, except certain costs covered by third-party maintenance agreements, which are charged to expense based on an hourly fee, as defined by the contract.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Successor elected to adopt the Built-in Overhaul method for significant maintenance costs of owned airframe and engines. Under this method, the value of time remaining until the first scheduled major maintenance event (“greentime”) is capitalized and amortized until that first major maintenance event, assuming no residual value. In addition, the value in excess of the greentime is capitalized and amortized over the useful life. These expenses are reported as a component of Depreciation and Amortization on the accompanying Consolidated Statements of Operations. The estimated period until the next scheduled major maintenance event is estimated based on assumptions including estimated cycles, hours, and months, required maintenance intervals, and the age/condition of related parts.

Certain SCA aircraft lease agreements contain provisions that require SCA to return aircraft to the lessor in a certain maintenance condition. A liability associated with returning leased aircraft is accrued when incurrence of lease return costs becomes probable. The amount of these costs typically can be estimated near the end of the lease term, after the aircraft has completed its last maintenance cycle prior to being returned.

Income Taxes - The Predecessor was a single member limited liability company and was included in the tax filings of its parent company. The Predecessor parent was taxed as a limited liability company that elected to be treated as partnership under the Internal Revenue Code whereby its income or loss is reported by its members. Therefore, no provision for Income Tax Expense was included on the accompanying Consolidated Financial Statements prior to the Acquisition. Subsequent to the acquisition, the Company elected to be treated as a corporation for income tax purposes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce Deferred Tax Assets to the amount expected to be realized. All Deferred Tax Assets and Liabilities, along with any related valuation allowance, are classified as noncurrent on the balance sheet. Interest and penalties on uncertain tax positions, to the extent they exist, are included in the Company’s provision for income taxes. The provision for income taxes represents the current tax expense for the period and the change during the period in Deferred Tax Assets and Liabilities.

Concentration Risk - Approximately 27% of the Company’s Accounts Receivable balances as of December 31, 2018, were from major financial institutions for tickets purchased via credit cards. One financial institution accounted for approximately 20% of the Company’s Accounts Receivable balance as of December 31, 2018.

Approximately 48% of the Company’s fuel purchases were made from two vendors for the year ended December 31, 2018.

Approximately 53% of the Company’s workforce were under union contracts as of December 31, 2018 with three different unions; Air Line Pilots Association (“ALPA”), International Brotherhood of Teamsters (“IBT”) and Transport Workers Union (“TWU”). Approximately 58% of the Company’s workforce are under union contracts that will be expiring within a year.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The following table shows the Company’s airline employee groups represented by unions:

Employee Group	Number of Active Employees Represented	Union	Date on which Collective Bargaining Agreement Becomes Amendable
Sun Country Pilots	342	ALPA	October 31, 2020

Sun Country Flight Attendants	456	IBT	December 31, 2019

Sun Country Dispatchers	21	TWU	September 30, 2017 *

*	currently open and under negotiation

Recent Accounting Standards

Revenue from Contracts with Customers - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“New Revenue Standard”). This update is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company will adopt the standard using the modified retrospective method effective January 1, 2019.

The adoption of the New Revenue Standard will impact the Company’s accounting for outstanding loyalty points earned through travel by SCA loyalty program members. There is no change in accounting for sales of loyalty points to our co-branded card partner as those are currently reported in accordance with the New Revenue Standard. Through December 31, 2018, the Company used the incremental cost method to account for the portion of the loyalty program liability related to points earned through travel, which were valued based on the estimated incremental cost of carrying one additional passenger. The New Revenue Standard requires the Company to change to the deferred revenue method and apply a relative selling price approach whereby a portion of each passenger ticket sale attributable to loyalty points earned is deferred and recognized in passenger revenue upon future redemption.

The New Revenue Standard will also require certain reclassifications, principally the reclassification of certain ancillary revenues previously classified and reported as Other Revenue to Passenger Revenue. In addition, certain fees previously recognized when incurred by the customer will be deferred and recognized as revenue when passenger travel is provided.

Upon adoption of the standard on January 1, 2019 the Company will make an adjustment to reduce Retained Earnings by $3,359.

Leases - In February 2016, the FASB issued ASU 2016-02, Leases. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

control the use of, a specified asset for the lease term. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019. The Company elected to early adopt the standard effective January 1, 2019 using the modified retrospective adoption method.

Upon adoption of the standard on January 1, 2019 the Company will record a Right-of-Use Asset of $178,577 and a Lease Liability of $204,790 on the Consolidated Balance Sheet.

Classification of Certain Cash Receipts and Cash Payments – In November of 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company adopted this ASU effective January 1, 2018 and the Consolidated Statements of Cash Flows for 2018 reflect the application of these requirements. A reconciliation of Cash and Restricted Cash reported on the Consolidated Statements of Cash Flows to the amounts reported on our Consolidated Balance Sheets is provided in a table below the Consolidated Statements of Cash Flows.

4.	EARNINGS PER SHARE

Basic earnings per share, which excludes dilution, is computed by dividing Net Income / (Loss) available to common stockholders by the weighted average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The number of incremental shares from the assumed issuance of shares relating to share based awards is calculated by applying the treasury stock method.

The following table shows the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Successor	Predecessor
	For the period April 11, 2018 to December 31, 2018	For the period January 1, 2018 to April 10, 2018
Numerator:
Net Income / (Loss)	$(367)	$25,910

Denominator:
Weighted Average Common Shares / Units Outstanding - Basic	2,472	100,000
Dilutive effects of Stock Options (1)	—	—

Weighted Average Common Shares / Units Outstanding - Diluted	2,472	100,000

Basic earnings per share	$(0.15)	$0.26
Diluted earnings per share	$(0.15)	$0.26

(1)

The Company has excluded 118,780 time-based and 189,740 performance-based options from the calculation of diluted EPS for the period April 11, 2018 to December 31, 2018. In loss periods, the inclusion of unvested options would have an anti-dilutive effect.

Outstanding warrants have been included in basic and dilutive weighted average shares outstanding as they are equity classified, have an exercise price of $0.01, and all necessary conditions for issuance have been met.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Unaudited Pro Forma Net Loss per Share to Common Stockholders

The Company’s calculation of pro forma net income (loss) per share attributable to common stockholders gives effect to the Corporate Conversion and the exercise of                      outstanding warrants issued to Apollo in connection with the Acquisition for                      shares of Class A common stock in connection with the initial public offering. While the pro forma net income (loss) per share gives effect to the exercise of warrants issued to Apollo, there is no impact to basic and diluted net loss per share as the warrants are included in historical basic and dilutive weighted average shares outstanding as they are equity classified, have an exercise price of $0.01, and all necessary conditions for issuance have been met. The shares of Class A common stock expected to be issued and the related net proceeds expected to be received in connection with the contemplated initial public offering are excluded from such pro forma information.

Successor

For the period April 11, 2018 to December 31, 2018 (unaudited)
Numerator
Net loss and pro forma net loss

Denominator

Weighted Average Common Shares - Basic and Diluted
Pro forma adjustment to reflect the Corporate Conversion	—

Pro forma weighted average common shares outstanding - Basic and Diluted

Pro forma net loss per share - Basic and Diluted

5.	PROPERTY AND EQUIPMENT

As of December 31, 2018, the Company had two spare engines (one owned and one financed through operating lease) and 30 aircraft; three owned, five financed through capital leases, and 22 financed through operating leases, with lease terms from 4 to 12 years. See Note 13 for further details on leases.

The Accumulated Depreciation on owned assets was $6,359 as of December 31, 2018. The related depreciation expense was $6,731 and $2,315 for the period April 11, 2018 through December 31, 2018 and the period January 1, 2018 through April 10, 2018, respectively.

The Accumulated Amortization on Capital Leased Assets was $4,476 as of December 31, 2018. The related amortization expense was $4,476 and $119 for the period April 11, 2018 through December 31, 2018 and the period January 1, 2018 through April 10, 2018, respectively. Amortization is classified in Depreciation and Amortization on the Consolidated Statements of Operations.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

6.	GOODWILL AND INTANGIBLE ASSETS

Components of Goodwill and Intangible Assets were as follows (in thousands):

	December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Goodwill	$222,223	$—	$222,223
Intangible Assets with Finite Lives:
Customer Relationships	48,000	(2,890)	45,110
Intangible Assets with Indefinte Lives:
Tradename	56,000	—	56,000

Total Intangible Assets	104,000	(2,890)	101,110

Total Goodwill and Intangible Assets	$326,223	$(2,890)	$323,333

SCA recognized $2,890 of amortization expense during the period April 11, 2018 to December 31, 2018 and none during the period from January 1, 2018 to April 10, 2018. Amortization is classified in Depreciation and Amortization on the Consolidated Statements of Operations. As of December 31, 2018, estimated annual amortization expense for each of the next five fiscal years is $4,000 and $25,110 thereafter.

7.	FINANCING AGREEMENTS

Lines of Credit - In November 2012, SCA entered into a $5,000 revolving credit agreement with a financial institution. Outstanding balances bore interest at either a) the prime commercial rate plus an applicable margin or b) the London Interbank Offered Rate plus an applicable margin, as more fully defined in the agreement. SCA paid a 0.375% commitment fee on the average daily unused balance. The revolving credit agreement was secured by certain assets of SCA and contained financial covenants related to capital lease obligations, fixed operating rentals and earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined, as well as guarantees from the Predecessor’s parent and its owners. This revolving credit agreement ceased on April 10, 2018.

The Company entered into a revolving credit agreement with a financial institution with funds becoming available on the Acquisition Date. This agreement provides available credit based upon defined thresholds to a maximum amount of $20,000. Available credit under this agreement as of December 31, 2018 was limited to $16,008 which was reduced by outstanding letters of credit totaling $350. Outstanding balances bear interest at the greatest of a) the Prime Rate or b) the Federal Funds Effective Rate plus 0.5% or c) the Adjusted London Interbank Offered Rate (“LIBOR”) for an Interest Period of one-month plus 1.00%. SCA pays a 0.5% commitment fee on the average daily unused balance. The revolving credit agreement is secured by certain assets of SCA and contains a financial covenant and guarantees. SCA was in compliance with the covenant as of December 31, 2018. As of December 31, 2018, there were no outstanding balances on the revolving credit agreement. The interest rate as of December 31, 2018 was 6.5%.

Long Term Debt – The Successor entered into a series of promissory note agreements with original loan amounts totaling $59,342 to purchase aircraft and flight equipment. Each promissory note bears an interest rate of 8.45%, has a five-year term with principal and interest payments due monthly and a lump sum payment due at the end.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Long-term Debt included the following (in thousands):

Successor
December 31, 2018
Note payable to Wilmington Trust Company dated October 2018, with an original loan amount of $23,146 payable in monthly installments of $275 through September 2023, and then a final lump sum payment of $6,944 in October 2023. This note bears interest at an annual rate of 8.45% and is secured by the equipment for which the loan was used.	$22,597

Note payable to Wilmington Trust Company dated October 2018, with an original loan amount of $16,106 payable in monthly installments of $191 through September 2023, and then final lump sum payment of $4,832 in October 2023. This note bears interest at an annual rate of 8.45% and is secured by the equipment for which the loan was used.	15,723

Note payable to Wilmington Trust Company dated November 2018, with an original loan amount of $3,671 payable in monthly installments of $44 through October 2023, and then final lump sum payment of $1,101 in November 2023. This note bears interest at an annual rate of 8.45% and is secured by the equipment for which the loan was used.	3,627

Note payable to Wilmington Trust Company dated November 2018, with an original loan amount of $16,419 payable in monthly installments of $195 through October 2023, and then final lump sum payment of $4,926 in November 2023. This note bears interest at an annual rate of 8.45% and is secured by the equipment for which the loan was used.	16,214

Notes payable to Riverland Bank dated between April 2015 and May 2016, with original loan amounts totaling $734 payable in monthly installments with expirations between April 2020 and April 2021. The notes bear interest at an annual rate of 5.15% and is secured by the equipment for which the loan was used.	268

Total Debt	58,429

Less: Current Maturities of Long-term Debt	(8,606)

Total Long-term Debt	$49,823

Future maturities of the outstanding Debt are as follows (in thousands):

Years Ending December 31

2019	$8,606
2020	8,545
2021	8,463
2022	8,449
2023	24,366

Total	$58,429

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

8.	EQUITY INCENTIVE PLAN

In October of 2018, the Company adopted an equity incentive plan (the “Plan”) pursuant to which the Company may grant stock options, restricted stock, and restricted stock units to employees, consultants, and non-employee directors. Shares related to awards granted under the Plan that expire, are forfeited, or for any other reason are not issued or delivered will be available for subsequent awards under the Plan. The Plan authorizes issuance of up to 369,828 shares. As of December 31, 2018, there were 61,308 shares available for future grants.

On November 7, 2018, the Company granted 308,520 stock options to certain employees, with 38.5% of the options vesting upon the passage of time, and 61.5% of the options vesting based on performance conditions. The time-based options vest proportionally (25% per year) on each of the first four anniversaries of the Acquisition. The performance-based options vest when there is a Change in Control, according to the Non-Qualified Stock Option Agreement. Forfeitures are recognized as they occur. All options awarded under the Plan expire on the tenth anniversary of the grant date.

Compensation expense related to time-based stock options is recognized in an amount equal to the fair value on the date of the grant and is recognized over the employee’s requisite service period, generally the vesting period of the award. Compensation expense related to performance-based stock options is recognized if the performance condition becomes probable of occurring.

A summary of stock option activity:

		For the period April 11, 2018 to December 31, 2018
		Time-Based Stock Options
		Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)
Outstanding as of April 11, 2018		—	$—	—
	Granted	118,780	$100.00	10.0
	Exercised	—	—	—
	Forfeited	—	—	—
	Expired	—	—	—

Outstanding as of December 31, 2018		118,780	$100.00	9.8

Exercisable as of December 31, 2018		—	$—	—

Vested or expected to vest, December 31, 2018		118,780	$100.00	9.8

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

For the period April 11, 2018 to December 31, 2018
Performance-Based Stock Options
		Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)
Outstanding as of April 11, 2018		—	$—	—
	Granted	189,740	$100.00	10.0
	Exercised	—	—	—
	Forfeited	—	—	—
	Expired	—	—	—

Outstanding as of December 31, 2018		189,740	$100.00	9.8

Exercisable as of December 31, 2018		—	$—	—

Vested or expected to vest, December 31, 2018		—	$—	—

The weighted-average grant date fair value of the stock options granted during the period April 11, 2018 through December 31, 2018 was $45.12 and $28.28 per share for the time-based and performance-based options, respectively. The associated stock compensation expense related to the time-based options of $373 was recorded during the period. As of December 31, 2018, there was $4,986 of total unrecognized compensation expense related to stock options, which is expected to be fully recognized over a weighted average period of approximately 3.3 years.

A third-party valuation advisor was utilized to assist management in determining the fair value of options granted using the Black-Scholes option-pricing model based on the grant price and assumptions regarding the expected term, expected volatility, dividends, and risk-free interest rates. The grant price was determined based on the fair value of the Company’s stock on the grant date.

The fair value of the time-based stock options granted during 2018 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

2018
Expected Term	6.25 years
Expected Volatility	44.3%
Risk-free Interest Rate	2.9%
Expected Dividend Yield	—

The expected term was based on vesting criteria and time to expiration. The expected volatility was based on historical volatility of stock prices and assets of a public company peer group. The risk-free interest rate was based on the implied risk-free rate using the expected term and yields of U.S Treasury stock and S&P bond yields.

The fair value of the performance-based stock options granted during 2018 was estimated by simulating the future stock price using geometric brownian motion and risk-free rate of return at intervals specified in the grant agreement. The number of shares vested and future price at each interval were recorded for each simulation and then multiplied together and discounted to present value at the risk-free rate of return.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

9.	FUEL DERIVATIVE

The Company’s operations are inherently dependent upon the price of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into fuel option and swap contracts. The Company does not apply hedge accounting to its fuel derivative contracts, nor does it hold or issue them for trading purposes.

Fuel derivative contracts are recognized at fair value on the Consolidated Balance Sheet as Derivative Assets, if the fair value is in an asset position, or as Derivative Liabilities, if the fair value is in a liability position. The Company’s portfolio value of fuel derivative contracts was $12,006 of Derivative Liabilities as of December 31, 2018. The Company did not have any collateral held by counterparties to these agreements as of December 31, 2018.

Unrealized loss on fuel derivatives was $12,006 for the period April 11, 2018 through December 31, 2018, and none for the period January 1, 2018 through April 10, 2018. Fuel derivative expenses are classified in Aircraft Fuel on the Consolidated Statements of Operations.

The cash premiums paid for fuel derivative positions was $2,280 for the period April 11, 2018 through December 31, 2018, and none for the period January 1, 2018 through April 10, 2018.

There were no fuel derivative contract settlements during the reporting period. As of December 31, 2018, the Company had outstanding fuel derivative contracts covering 50.1 million gallons of crude oil that will all be settled during 2019.

10.	FAIR VALUE OF ASSETS AND LIABILITIES

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company uses the following valuation methodologies for financial instruments measured at fair value on a recurring basis.

Derivative Instruments – Derivative instruments are accounted for as either assets or liabilities and are carried at fair value. The fair value for fuel derivative options and swaps is determined utilizing an option pricing model that uses inputs that are readily available in active markets or can be derived from information available in active markets and are classified within Level 2.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The following table summarizes the assets and liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets	$—	$—	$—	$—

Liabilities
Fuel Derivative Contracts	—	12,006	—	12,006

Total Liabilities measured at fair value on a recurring basis	$—	$12,006	$—	$12,006

Certain assets are measured at fair value on a nonrecurring basis. The Company’s non-financial assets, which primarily consist of property and equipment, intangible assets and goodwill are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, on a periodic basis whenever events or changes in circumstances indicate that their carrying may not be recoverable, non-financial assets are assessed for impairment and, if applicable, written down to fair value using significant unobservable inputs, classified as Level 3.

The Company’s debt portfolio consists of fixed-rate notes payable, the majority of which were entered into during October and November 2018 and are carried at cost. Cost approximates fair value based on similar borrowing rates as of December 31, 2018.

11.	INCOME TAX

As of the Acquisition date of April 11, 2018, the Company elected to be treated as a corporation for income tax purposes. Prior to the acquisition, the Company was treated as a partnership and therefore no Predecessor 2018 amounts are shown.

The following table summarizes the significant components of the provision for income taxes from continuing operations (in thousands):

Successor
For the period April 11, 2018 to December 31, 2018
Current:
Federal	$—
State and Local	—

Total Current Tax expense	—

Deferred:
Federal	129
State and Local	32

Total Deferred Tax Expense	161

Total Income Tax Expense	$161

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The income tax provision differs from that computed at the federal statutory corporate tax rate as follows:

Successor
For the period April 11, 2018 to December 31, 2018
Expected Provision at Federal Statutory Tax Rate	21.0%
State Tax Expense, net of Federal Benefit	(12.0%)
Meals and Entertainment	(42.9%)
Employee Parking	(40.4%)
Other Permanent Adjustments	(3.6%)

Total Income Tax Expense	(77.9%)

The following table summarizes the significant components of the Company’s deferred taxes (in thousands):

Successor
December 31, 2018
Deferred Tax Assets:
Capital Lease Obligations	$21,576
Goodwill and Intangible Assets	15,964
Net Operating Loss	19,451
Accrued Maintenance	12,439
Accrued Over-market Rent	6,346
Loyalty Program Liabilities	5,392
Unrealized Loss on Fuel Derivatives	3,357
Other	2,673

Total Deferred Tax Assets	87,198

Deferred Tax Liabilities:
Capital Lease Obligations	(21,671)
Property and Equipment	(16,040)

Total Deferred Tax Liabilities	(37,711)

Total Net Deferred Tax Assets	$49,487

As of December 31, 2018, the Company has $18,745 of federal net operating loss and $706 of state net operating loss, net of tax effect, available that may be applied against future tax liabilities. There is no expiration of federal net operating losses. The state net operating losses begin to expire in 2029.

In assessing the realizability of Deferred Tax Assets, management considers whether it is more likely than not that some portion or all the Deferred Tax Assets will not be realized. The ultimate realization of the Deferred Tax Assets is dependent upon the generation of future taxable income during periods in which the temporary differences become deductible. Management considers the scheduled reversal of the liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. As of December 31, 2018, management believes that it is more likely than not that the future results of the operations will generate sufficient taxable income to realize the tax benefits related to its Deferred Tax Assets.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Company recognizes the consolidated financial statement effect of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. If applicable, the Company reports both accrued interest and penalties related to unrecognized tax benefits as a component of Income Tax Expense in the Consolidated Statements of Operations.

As of December 31, 2018, the Company had no unrecognized tax benefits recorded in its Consolidated Balance Sheet.

The Company files income tax returns in the United States and various states. In the normal course of business, the Company is subject to potential income tax examination by the federal and state tax authorities in these jurisdictions for tax years that are open under local statute. For U.S. federal and state income tax purposes, the Company’s 2018 tax returns remain open to examination.

12.	EMPLOYEE BENEFIT PLANS

SCA has a 401(k) profit-sharing retirement plan covering substantially all employees. The plan allows employee contributions up to 50% of a participant’s eligible compensation, subject to limits established under the 401(k) plan and annual IRS elective deferral limits. SCA currently matches 100% of participants contribution up to a maximum of 4% for non-pilot participants’ and 6% for pilot participants’ eligible compensation and the plan allows for a discretionary Company contribution. The Company made cash contributions of approximately $592 and $308 for the period April 11, 2018 through December 31, 2018, and the period January 1, 2018 through April 10, 2018, respectively. The Company made discretionary contributions of approximately $2,436 and $1,026 for the period April 11, 2018 through December 31, 2018, and the period January 1, 2018 through April 10, 2018, respectively. Contributions are classified in Salaries, Wages, and Benefits on the Consolidated Statements of Operations.

13.	LEASES

As of December 31, 2018, the Company had lease commitments for 19 Boeing 737 aircraft under long-term operating lease agreements expiring at various dates through December 2026. Security deposits totaling $13,160 were outstanding in connection with these leases as of December 31, 2018. As of December 31, 2018, the Company also had outstanding security deposits totaling $2,500 related to five capital lease agreements. There were additional outstanding security deposits totaling $1,440 related to long-term lease agreements that were pending as of December 31, 2018. Security deposits are included in Aircraft Lease Deposits on the Consolidated Balance Sheet and are to be refunded upon expiration of the lease, subject to certain equipment return conditions. These leases require the Company to pay related insurance, property taxes, aircraft maintenance, and, in many cases, airframe and engine overhaul costs. In addition, certain of the Company’s aircraft leases contain purchase options.

As of December 31, 2018, the Company also had three Boeing 737 aircraft under seasonal short-term operating lease agreements expiring in April 2019. These leases have similar terms and requirements as the long-term leases. Security deposits totaling approximately $600 were outstanding in connection with these leases as of December 31, 2018. Security deposits totaling approximately $90 were outstanding in connection with short-term engine leases as of December 31, 2018. Deposits on short-term leases to date have been returned to the Company within 30 days of the expiration of the respective lease, subject to certain equipment return conditions.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

The Company conducts operations from leased real properties that include land, offices, and catering facilities from nonrelated parties. These leases expire at various dates through 2029. Rent expense related to these leases was approximately $3,229 and $1,471 for the period April 11, 2018 through December 31, 2018, and the period January 1, 2018 through April 10, 2018, respectively. In addition, certain of the Company’s real estate leases contain options to extend the term.

The Company records rent expense on a straight-line basis. In addition to basic rent charges, the Company is responsible for various operating, maintenance and insurance costs.

A schedule of future minimum lease payments as of December 31, 2018 is as follows (in thousands):

Years Ending December 31	Capital Leases	Aircraft Operating Leases	Other Leases
2019	$13,866	$51,375	$5,249
2020	14,092	35,925	4,546
2021	14,092	32,842	4,354
2022	14,092	32,842	4,099
2023	14,092	32,592	2,622
Thereafter	65,909	42,954	11,822

Total Minimum Lease Payments	136,143	$228,530	$32,692

Less: Amount Representing Interest	(44,326)

Present Value of Minimum Lease Payments	91,817
Less: Short-term Capital Lease Obligations	(6,115)

Long-term Capital Lease Obligations	$85,702

14.	SPECIAL ITEMS

Special Items, net - The Company recognized $8,463 for the period April 11, 2018 through December 31, 2018 as a net reduction to expense associated with changes to the terms of the Sun Country Rewards program, see Note 3 for further description. In addition, the Company recognized $1,757 and $271 of expense for the period April 11, 2018 through December 31, 2018, and the period January 1, 2018 through April 10, 2018, respectively, related to early-out payments and other expenses incurred in connection with outsourcing certain operations and other employee initiatives. These efforts were primarily related to airport station, flight attendants and ground handling employees.

15.	RELATED PARTIES

Predecessor - In 2012, the Company executed a revolving promissory note receivable with the Predecessor’s parent. Under the agreement, the Company advanced funds to the related party. In return, the Company received interest on the unpaid balance. The revolving promissory note receivable agreement expired on December 31, 2017 and was extended to December 31, 2018. The note and the related party guarantee were terminated as of April 10, 2018. Related party interest income was $0 and $92 for the period April 11, 2018 through December 31, 2018, and the period January 1, 2018 through April 10, 2018, respectively.

SCA ACQUISITION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Although no longer a related party as of April 11, 2018, the Company continues to lease office space from the previously related party, and the lease extends through 2020. Rent expense related to this lease was $584 and $316 for the period April 11, 2018 through December 31, 2018, and the period January 1, 2018 through April 10, 2018, respectively.

Successor – The Company reimburses Apollo for out-of-pocket expenses incurred related to Company matters.

16.	CONTINGENCIES

The Company is subject to various legal proceedings in the normal course of business and records legal costs as incurred. Management believes these proceedings will not have a materially adverse effect on the Company.

17.	OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company is managed as a single business unit that provides air transportation for passengers. The Company’s chief operating decision maker makes resource allocation decisions to maximize the Company’s consolidated financial results. Managing the Company as one segment allows management the opportunity to maximize the value of its route network.

The Company attributes operating revenues by geographic region based upon the origin of each passenger flight segment.

The Company’s operations are highly concentrated in the U.S. but include service to many international locations, primarily based on scheduled service to Latin America during the winter season and on military charter services. The Company measures its operating revenues by geographic region as defined by the Department of Transportation (“DOT”) for airline reporting.

	Successor	Predecessor
	For the period April 11, 2018 to December 31, 2018	For the period January 1, 2018 to April 10, 2018
Domestic	$368,456	$173,995
Latin America	15,628	23,003
Other	847	454

Total	$384,931	$197,452

Substantially all the Company’s tangible assets are located in the U.S. or relates to flight equipment, which is mobile across geographic markets and, therefore, considered to be domestic.

18.	SUBSEQUENT EVENTS

The Company evaluated subsequent events from the Balance Sheet date through November 8, 2019, the date that the Consolidated Financial Statements were available to be issued and determined that are no items to disclose.

* * * * * *

Shares

Sun Country Airlines Holdings, Inc.

Class A Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”) and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$
Stock exchange listing fee
Financial Industry Regulatory Authority filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. The registrant’s bylaws provide for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement we enter into in connection with the sale of Class A common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.

On April 11, 2018, SCA Acquisition Holdings, LLC issued 282,009 equity interests, which are denominated as shares of common stock (“SCA common stock”), to AP VIII (SCA Stock AIV), LLC, and warrants to purchase 2,117,991 shares of SCA common stock to AP VIII (SCA Warrant AIV), LLC.

On April 20, 2018, SCA Acquisition Holdings, LLC issued 65,000 shares of SCA common stock to an employee at a purchase price of $100 per share.

On April 20, 2018, SCA Acquisition Holdings, LLC issued 10,000 shares of SCA common stock to an employee at a purchase price of $100 per share.

On November 21, 2018, SCA Acquisition Holdings, LLC issued an aggregate of 316,628 options to purchase shares of SCA common stock to certain employees.

On February 6, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 1,707 options to purchase shares of SCA common stock to certain employees.

On April 17, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 1,956 options to purchase shares of SCA common stock to certain employees.

On May 20, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 14,224 options to purchase shares of SCA common stock to certain employees.

On June 3, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 28,448 options to purchase shares of SCA common stock to certain employees.

On July 31, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 426 options to purchase shares of SCA common stock to certain employees.

On August 1, 2019, SCA Acquisition Holdings, LLC issued 3,000 shares of SCA common stock to an employee.

On December 13, 2019, SCA Acquisition Holdings, LLC issued warrants to purchase 502,028 shares of SCA common stock to Amazon.com NV Investment Holdings LLC.

Except as otherwise noted above, these transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

In connection with the Corporate Conversion, Sun Country Airlines Holdings, Inc. will issue                  shares of Class A common stock and one share of Class B common stock. In addition, all outstanding options to purchase shares of SCA common stock will be converted into options to purchase shares of Class A common stock and all outstanding warrants to purchase shares of SCA common stock will be converted into warrants to purchase shares of Class A common stock.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1*	Membership Interest Purchase Agreement, dated December 13, 2017, by and among Minnesota Aviation, LLC, SCA Acquisition Holdings, LLC and SCA Acquisition, LLC

2.2*	Form of Certificate of Conversion

3.1*	Form of Certificate of Incorporation of Sun Country Airlines Holdings, Inc., to become effective immediately prior to the completion of this offering

3.2*	Form of Bylaws of Sun Country Airlines Holdings, Inc., to become effective immediately prior to the completion of this offering

4.1*	Specimen of Share Certificate of Sun Country Airlines Holdings, Inc.

4.2*	Warrant Certificate

4.3*	Warrant Agreement, dated as of April 11, 2018, among SCA Acquisition Holdings, LLC and AP VIII (SCA Warrant AIV), L.P.

4.4*	Warrant, dated as of December 13, 2019, issued by SCA Acquisition Holdings, LLC to Amazon.com NV Investment Holdings LLC

4.5*	Pass Through Trust Agreement, dated as of December 9, 2019, between Sun Country Inc. and Wilmington Trust, National Association, as trustee

4.6*	Form of Pass Through Trust Certificate, Series 2019-1

4.7*	Intercreditor Agreement, dated as of December 9, 2019, among Wilmington Trust, National Association, as trustee of the Sun Country Pass Through Trusts, Series 2019-1, and as subordination agent

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1*	Asset-based Revolving Credit Agreement, dated December 13, 2017, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC

10.2*	Amendment No 1. to the Asset-based Revolving Credit Agreement, dated January 7, 2019, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC

10.3*	Amended and Restated Airline Operating Agreement and Terminal Building Lease, Minneapolis-St. Paul International Airport, between Metropolitan Airports Commission and MN Airlines, LLC d/b/a Sun Country Airlines, effective January 1, 2019

10.4*	Air Transportation Services Agreement, dated as of December 13, 2019, by and between Sun Country, Inc. and Amazon.com Services, Inc.

Exhibit Number	Exhibit Description

10.5*	Headquarters Facility Lease Agreement, dated as of February 19, 2019, by and between the Metropolitan Airports Commission and MN Airlines, LLC dba Sun Country Airlines

10.6*	Amended and Restated Co-Brand Marketing Agreement, dated as of October 17, 2018, between First National Bank of Omaha and MN Airlines, LLC dba Sun Country Airlines.

10.7*	Inventory Support and Services Agreement, dated as of October 27, 2003, by and between Delta Airlines, Inc. and MN Airlines, LLC.

10.8*	2002 Master Agreement, dated as of May 1, 2019 between J. Aron & Company LLC and MN Airlines, LLC

10.9*	2002 Master Agreement, dated as of April 12, 2018 between Morgan Stanley Capital Services LLC and MN Airlines, LLC

10.10*	Trust Agreement of SCA-1 Intermediate Aircraft Holding Trust, dated as of September 25, 2018, by and among SCA-1 Intermediate Charitable Trust and Wilmington Trust Company

10.11*	Form of Amended and Restated Stockholders’ Agreement by and among Sun Country Airlines Holdings, Inc. and the stockholders party thereto

10.12*	Form of Registration Rights Agreement by and between Sun Country Airlines Holdings, Inc. and the Holders party thereto

10.13*†	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers

10.14*†	SCA Acquisition Holdings, LLC Amended and Restated Equity Incentive Plan, dated as of July 1, 2019

10.15*†	Form of Sun Country Airlines Holdings, Inc. 2020 Omnibus Incentive Plan

10.16*†	Form of Option Award Agreement

10.17*†	Second Amended and Restated Employment Agreement, dated as of November 7, 2018, by and between Jude Bricker and SCA Acquisition Holdings, LLC.

10.18*†	Employment Agreement, dated as of April 17, 2019, by and between David Davis and MN Airlines, LLC.

21.1*	Subsidiaries of the registrant

23.1*	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature page)

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.

(b) Financial Statement Schedule

See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1*	Membership Interest Purchase Agreement, dated December 13, 2017, by and among Minnesota Aviation, LLC, SCA Acquisition Holdings, LLC and SCA Acquisition, LLC

2.2*	Form of Certificate of Conversion

3.1*	Form of Certificate of Incorporation of Sun Country Airlines Holdings, Inc., to become effective immediately prior to the completion of this offering

3.2*	Form of Bylaws of Sun Country Airlines Holdings, Inc., to become effective immediately prior to the completion of this offering

4.1*	Specimen of Share Certificate of Sun Country Airlines Holdings, Inc.

4.2*	Warrant Certificate

4.3*	Warrant Agreement, dated as of April 11, 2018, among SCA Acquisition Holdings, LLC and AP VIII (SCA Warrant AIV), L.P.

4.4*	Warrant, dated as of December 13, 2019, issued by SCA Acquisition Holdings, LLC to Amazon.com NV Investment Holdings LLC

4.5*	Pass Through Trust Agreement, dated as of December 9, 2019, between Sun Country Inc. and Wilmington Trust, National Association, as trustee

4.6*	Form of Pass Through Trust Certificate, Series 2019-1

4.7*	Intercreditor Agreement, dated as of December 9, 2019, among Wilmington Trust, National Association, as trustee of the Sun Country Pass Through Trusts, Series 2019-1, and as subordination agent

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1*	Asset-based Revolving Credit Agreement, dated December 13, 2017, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC

10.2*	Amendment No 1. to the Asset-based Revolving Credit Agreement, dated January 7, 2019, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC

10.3*	Amended and Restated Airline Operating Agreement and Terminal Building Lease, Minneapolis-St. Paul International Airport, between Metropolitan Airports Commission and MN Airlines, LLC d/b/a Sun Country Airlines, effective January 1, 2019

10.4*	Air Transportation Services Agreement, dated as of December 13, 2019, by and between Sun Country, Inc. and Amazon.com Services, Inc.

Exhibit Number	Exhibit Description

10.5*	Headquarters Facility Lease Agreement, dated as of February 19, 2019, by and between the Metropolitan Airports Commission and MN Airlines, LLC dba Sun Country Airlines

10.6*	Amended and Restated Co-Brand Marketing Agreement, dated as of October 17, 2018, between First National Bank of Omaha and MN Airlines, LLC dba Sun Country Airlines.

10.7*	Inventory Support and Services Agreement, dated as of October 27, 2003, by and between Delta Airlines, Inc. and MN Airlines, LLC.

10.8*	2002 Master Agreement, dated as of May 1, 2019 between J. Aron & Company LLC and MN Airlines, LLC

10.9*	2002 Master Agreement, dated as of April 12, 2018 between Morgan Stanley Capital Services LLC and MN Airlines, LLC

10.10*	Trust Agreement of SCA-1 Intermediate Aircraft Holding Trust, dated as of September 25, 2018, by and among SCA-1 Intermediate Charitable Trust and Wilmington Trust Company

10.11*	Form of Amended and Restated Stockholders’ Agreement by and among Sun Country Airlines Holdings, Inc. and the stockholders party thereto

10.12*	Form of Registration Rights Agreement by and between Sun Country Airlines Holdings, Inc. and the Holders party thereto

10.13*†	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers

10.14*†	SCA Acquisition Holdings, LLC Amended and Restated Equity Incentive Plan, dated as of July 1, 2019

10.15*†	Form of Sun Country Airlines Holdings, Inc. 2020 Omnibus Incentive Plan

10.16*†	Form of Option Award Agreement

10.17*†	Second Amended and Restated Employment Agreement, dated as of November 7, 2018, by and between Jude Bricker and SCA Acquisition Holdings, LLC.

10.18*†	Employment Agreement, dated as of April 17, 2019, by and between David Davis and MN Airlines, LLC.

21.1*	Subsidiaries of the registrant

23.1*	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature page)

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota, on the      day of             , 2020.

SCA Acquisition Holdings, LLC

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Eric Levenhagen and Dave Davis, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jude Bricker	Chief Executive Officer; Director (Principal Executive Officer)	, 2020

Dave Davis	President and Chief Financial Officer; Director (Principal Financial and Accounting Officer)	, 2020

	Director	, 2020
Marc Becker

	Director	, 2020
Joshua Black

	Director	, 2020
Antoine Munfakh

	Director	, 2020
David Siegel

	Director	, 2020
Juan Carlos Zuazua